SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR - QUARTERLY INFORMATION - As of - 06/30/2010                                                          Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

THE REGISTRATION WITH THE CVM DOES NOT IMPLY THAT ANY OPINION IS EXPRESSED ON THE

COMPANY. THE INFORMATION PROVIDED IS THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT

1.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (Taxpayers Record Number)
00951-2	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01
4 - NIRE
33300032061

01.02 - HEAD OFFICE

1 - ADDRESS			2 - QUARTER OR DISTRICT
Av. República do Chile, 65 - 24th floor			Centro
3 - CEP (ZIP CODE)	4 - CITY			5 - STATE
20031-912	Rio de Janeiro			RJ
6 - AREA CODE	7 - PHONE	8 - PHONE	9 - PHONE	10 - TELEX
021	3224-2040	3224-2041	-
11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX
021	3224-9999	3224-6055	3224-7784
15 - E-MAIL
petroinvest@petrobras.com.br

01.03 - DIRECTOR OF INVESTOR RELATIONS (BUSINESS ADDRESS)

1 - NAME
Almir Guilherme Barbassa
2 - ADDRESS			3 - QUARTER OR DISTRICT
Av. República do Chile, 65 - 23rd floor			Centro
4 - CEP (ZIP CODE)	5 - CITY			6 - STATE
20031-912	Rio de Janeiro			RJ
7 - AREA CODE	8 - PHONE NUMBER	9 - PHONE NO.	10 - PHONE NO.	11 - TELEX
021	3224-2040	3224-2041	-
12 - AREA CODE	13 - FAX No.	14 - FAX No.	15 - FAX No.
021	3224-9999	3224-6055	3224-7784
16 - E-MAIL
barbassa@petrobras.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2010	12/31/2010	2	04/01/2010	06/30/2010	4	10/01/2009	12/31/2009
9- NAME OF INDEPENDENT ACCOUNTING FIRM							10- CVM CODE
KPMG Auditores Independentes							00418-9
11- NAME OF THE LEAD PARTNER							12- CPF (Taxpayers registration)
Manuel Fernandes Rodrigues de Sousa							783.840.017-15

Page:   1

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR - QUARTERLY INFORMATION - As of - 06/30/2010                                                          Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (Taxpayers Record Number)
00951-2	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01

01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL

No. OF SHARES (THOUSANDS)	1- CURRENT QUARTER 06/30/2010	2 - PREVIOUS QUARTER 12/31/2009	3 - PREVIOUS YEAR 06/30/2009
Capital Paid-in
1 – Common	5,073,347	5,073,347	5,073,347
2 – Preferred	3,700,729	3,700,729	3,700,729
3 – Total	8,774,076	8,774,076	8,774,076
Treasury Stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY
Commercial, Industrial and Other
2 – SITUATION
Operational
3 – TYPE OF SHARE CONTROL
State Holding Company
4 – ACTIVITY CODE
1010 – Oil and Gas
5 – MAIN ACTIVITY
Prospecting Oil/Gas, Refining and Energy Activities
6 – TYPE OF CONSOLIDATION
Total
7 – TYPE OF ACCOUNTANT’S REPORT
Unqualified review opinion

01.07 – CORPORATIONS/PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS

1 – ITEM	2 – CNPJ (TAXPAYERS RECORD NUMBER)	3 – NAME

01.08 – DIVIDENDS/INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE CURRENT QUARTER

1 – ITEM	2 – EVENT	3 – APPROVAL DATE	4 – TYPE	5 – PET BEGINS ON	6 – TYPE OF SHARE	7 – DIVIDENDS PER SHARE
01	AGO	04/22/2010	Dividends	04/30/2010	ON	0.1300000000
02	AGO	04/22/2010	Dividends	04/30/2010	PN	0.1300000000
03	RCA	05/14/2010	Interest on Capital Payable	05/31/2010	ON	0.2000000000
04	RCA	05/14/2010	Interest on Capital Payable	05/31/2010	PN	0.2000000000
05	RCA	07/16/2010	Interest on Capital Payable		ON	0.2000000000
06	RCA	07/16/2010	Interest on Capital Payable		PN	0.2000000000
Page:   2

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR - QUARTERLY INFORMATION - As of - 06/30/2010                                                                                                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

        – IDENTIFICATION

1 – CVM CODE	2 – NAME OF THE COMPANY	3 – CNPJ (Taxpayers Record Number)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL (R$ Thousand)	4 – AMOUNT OF CHANGE (R$ Thousand)	5 – REASON FOR CHANGE	7 – NUMBER OF SHARES ISSUED (Thousands)	8 – SHARE ISSUE PRICE (R$)
01	04/22/2010	85,108,544,378	6,141,853,718	Revenue Reserves/Capital	0	0,000000000

1.10 - INVESTOR RELATIONS DIRECTOR

1 - DATE	2 - SIGNATURE
08/13/2010

Page:   3

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR - QUARTERLY INFORMATION - As of - 06/30/2010                                                                    Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01

02.01 - UNCONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 06/30/2010	4 - 12/31/2009
1	Total Assets	344,524,703	320,052,362
1.01	Current Assets	59,967,953	54,075,785
1.01.01	Cash and Cash Equivalents	17,841,838	16,798,113
1.01.01.01	Cash and Banks	88,255	645,862
1.01.01.02	Short Term Investments	17,753,583	16,152,251
1.01.02	Accounts Receivable, net	15,915,580	12,844,381
1.01.02.01	Customers	15,915,580	12,844,381
1.01.02.01.01	Customers	2,714,813	2,187,257
1.01.02.01.02	Subsidiary and Affiliated Companies	10,271,087	7,790,090
1.01.02.01.03	Other Accounts Receivable	3,363,262	3,173,144
1.01.02.01.04	Allowance for Doubtful Accounts	(433,582)	(306,110)
1.01.02.02	Miscellaneous Credits	0	0
1.01.03	Inventories	15,000,570	14,437,132
1.01.04	Other	11,209,965	9,996,159
1.01.04.01	Dividends Receivable	1,012,013	779,937
1.01.04.02	Recoverable Taxes	4,282,343	4,049,161
1.01.04.03	Prepaid Expenses	1,282,729	1,267,027
1.01.04.04	Other Current Assets	532,548	432,694
1.01.04.05	Marketable Securities	2,646,831	1,717,566
1.01.04.06	Advances to Suppliers	1,453,501	1,749,774
1.02	Non-current Assets	284,556,750	265,976,577
1.02.01	Long-Term Assets	65,822,574	73,468,430
1.02.01.01	Miscellaneous Credits	5,608,990	5,556,351
1.02.01.01.01	Petroleum and Alcohol Accounts – STN	818,226	816,714
1.02.01.01.02	Marketable Securities	4,363,767	4,179,820
1.02.01.01.03	Investments in Privatization Process	1,331	1,331
1.02.01.01.04	Other Accounts Receivable	425,666	558,486
1.02.01.02	Accounts Receivable, net	41,407,633	49,183,729
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	41,407,633	49,183,729
1.02.01.02.03	Other Companies	0	0
1.02.01.03	Other	18,805,951	18,728,350
1.02.01.03.01	Project Financing	849,867	2,330,497
1.02.01.03.02	Deferred Income Tax and Social Contribution	3,943,588	3,309,932
1.02.01.03.03	Deferred Value-Added Tax (ICMS)	1,916,671	1,898,559
1.02.01.03.04	Deferred PASEP/COFINS	7,254,811	6,431,385
1.02.01.03.05	Judicial Deposits	1,981,415	1,690,787
1.02.01.03.06	Advance for Pension Plan	0	0
1.02.01.03.07	Advances to Suppliers	1,386,427	1,899,651
1.02.01.03.08	Prepaid Expenses	1,082,141	830,041
1.02.01.03.09	Inventories	103,192	25,617
Page:   4

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR - QUARTERLY INFORMATION - As of - 06/30/2010                                                                    Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01

02.01 - UNCONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 06/30/2010	4 - 12/31/2009
1.02.01.03.10	Other Non-Current Assets	287,839	311,881
1.02.02	Fixed Assets	218,734,176	192,508,147
1.02.02.01	Investments	44,272,754	39,373,050
1.02.02.01.01	In Affiliates	2,209,328	574,975
1.02.02.01.02	In Affiliates - Goodwill	1,692,453	1,692,453
1.02.02.01.03	In subsidiaries	39,673,020	36,407,008
1.02.02.01.04	In subsidiaries - Goodwill	549,665	549,665
1.02.02.01.05	Other investmets	148,288	148,949
1.02.02.02	Property, Plant and Equipment	170,873,365	149,446,792
1.02.02.03	Intangible	3,230,103	3,216,485
1.02.02.04	Deferred Charges	357,954	471,820
Page:   5

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR - QUARTERLY INFORMATION - As of - 06/30/2010                                                                    Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

02.02 - UNCONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 06/30/2010	4 - 12/31/2009
2	Liabilities and Shareholders' Equity	344,524,703	320,052,362
2.01	Current Liabilities	78,103,241	79,074,060
2.01.01	Loans and Financing	9,801,084	3,122,983
2.01.01.01	Financing	9,038,233	2,452,406
2.01.01.02	Interest on Financing	762,851	670,577
2.01.02	Debentures	0	0
2.01.03	Suppliers	9,129,007	9,670,467
2.01.04	Taxes, Contribution and Participation	7,016,578	8,267,724
2.01.05	Dividends payable	1,754,815	2,333,053
2.01.06	Accruals	4,181,333	4,353,440
2.01.06.01	Payroll and Related Charges	2,166,442	1,906,782
2.01.06.02	Provision for Contingencies	54,000	54,000
2.01.06.03	Pension plan	598,111	591,686
2.01.06.04	Healthcare benefits plan	531,118	531,118
2.01.06.05	Profit sharing for employees and management	831,662	1,269,854
2.01.07	Debts with Subsidiaries and Affiliated Companies	24,844,078	31,848,600
2.01.07.01	Suppliers	24,844,078	31,848,600
2.01.08	Others	21,376,346	19,477,793
2.01.08.01	Advances from Customers	325,363	133,917
2.01.08.02	Project Financing	452,429	351,302
2.01.08.03	Undertakings with transfer of benefits, risks and control of assets	2,886,135	3,556,808
2.01.08.04	Deferred Income	0	0
2.01.08.05	Credit Rights Assingned - FIDC-NP	16,094,407	14,318,379
2.01.08.06	Others	1,618,012	1,117,387
2.02	Non-Current Liabilities	88,836,309	76,069,829
2.02.01	Long-term Liabilities	88,836,309	76,069,829
2.02.01.01	Loans and Financing	30,420,580	26,003,967
2.02.01.01.01	Financing	30,420,580	26,003,967
2.02.01.02	Debentures	0	0
2.02.01.03	Accruals	33,579,914	30,199,945
2.02.01.03.01	Healthcare Benefits Plan	10,011,654	9,535,187
2.02.01.03.02	Provision for Contingencies	956,011	197,650
2.02.01.03.03	Pension Plan	3,718,870	3,612,199
2.02.01.03.04	Deferred Income Tax and Social Contribution	18,893,379	16,854,909
2.02.01.04	Subsidiaries and Affiliated Companies	808,632	904,939
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	24,027,183	18,960,978
2.02.01.06.01	Provision for Dismantling of Areas	4,430,673	4,418,856
2.02.01.06.02	Undertakings with transfer of benefits, risks and control of assets	16,085,426	10,903,870
2.02.01.06.03	Deferred Income	148,433	62,121
2.02.01.06.04	Others Accounts and Expenses Payable	3,362,651	3,576,131

Page:   6

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR - QUARTERLY INFORMATION - As of - 06/30/2010                                                                    Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

02.02 - UNCONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 06/30/2010	4 - 12/31/2009
2.03	Deferred income	0	0
2.05	Shareholders’ Equity	177,585,153	164,908,473
2.05.01	Subscribed and Paid-In Capital	85,108,544	78,966,691
2.05.01.01	Paid in Capital	85,108,544	78,966,691
2.05.02	Capital Reserves	0	514,857
2.05.02.01	AFRMM and Other	0	0
2.05.02.02	Fiscal Incentive - Income Tax	0	514,857
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries and Affiliated Companies	0	0
2.05.04	Revenue Reserves	79,803,766	85,430,762
2.05.04.01	Legal	10,901,656	10,901,656
2.05.04.02	Statutory	394,836	1,294,207
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Earnings	0	0
2.05.04.05	Retention of Earnings	67,410,094	72,123,265
2.05.04.06	Undistributed Dividends	0	0
2.05.04.07	Others Revenue Reserves	1,097,180	1,111,634
2.05.05	Equity valuation adjustments	118,554	(156,982)
2.05.05.01	Adjustments of securities	16,631	6,365
2.05.05.02	Accumulated translation adjustments	101,923	(163,347)
2.05.05.03	Adjustments in business combinations	0	0
2.05.06	Retained Earnings/(Accumulated losses)	12,554,289	153,145
2.05.07	Advance for Future Capital Increase	0	0

Page:   7

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR - QUARTERLY INFORMATION - As of - 06/30/2010                                                                                                                     Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01

03.01 - UNCONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 04/01/2010 to 06/30/2010	4 - 01/01/2010 to 06/30/2010	5- 04/01/2009 to 06/30/2009	6- 01/01/2009 to 06/30/2009
3.01	Gross Operating Revenues	50,528,184	98,774,863	43,595,259	83,578,102
3.02	Sales Deductions	(11,613,942)	(22,908,714)	(9,907,975)	(19,418,979)
3.03	Net Operating Revenues	38,914,242	75,866,149	33,687,284	64,159,123
3.04	Cost of Products and Services Sold	(23,924,903)	(45,267,264)	(18,032,265)	(35,256,336)
3.05	Gross profit	14,989,339	30,598,885	15,655,019	28,902,787
3.06	Operating Expenses	(4,279,562)	(9,692,752)	(6,324,345)	(10,906,417)
3.06.01	Selling	(2,147,798)	(3,897,709)	(1,586,875)	(3,290,574)
3.06.02	General and Administrative	(1,279,914)	(2,505,069)	(1,250,443)	(2,385,652)
3.06.02.01	Management and Board of Directors Remuneration	(1,538)	(2,843)	(1,316)	(2,616)
3.06.02.02	Administrative	(1,278,376)	(2,502,226)	(1,249,127)	(2,383,036)
3.06.03	Financial	114,906	1,597	320,119	698,478
3.06.03.01	Income	898,652	1,810,931	1,835,564	3,563,159
3.06.03.02	Expenses	(783,746)	(1,809,334)	(1,515,445)	(2,864,681)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(2,374,886)	(5,692,248)	(6,103,420)	(9,566,459)
3.06.05.01	Taxes	(75,881)	(156,484)	(91,494)	(158,804)
3.06.05.02	Cost of Research and Technological Development	(383,941)	(763,719)	(365,638)	(697,632)
3.06.05.03	Impairment	0	0	0	0
3.06.05.04	Exploratory Costs for the Extraction of Crude Oil and Gas	(526,811)	(1,402,632)	(614,722)	(1,395,721)
3.06.05.05	Healthcare and Pension Plan	(355,209)	(739,297)	(308,714)	(659,099)
3.06.05.06	Monetary and Foreign Exchange Variations, Net	(166,529)	62,661	(4,031,483)	(4,714,251)
3.06.05.07	Other Operating Expenses, Net	(866,515)	(2,692,777)	(691,369)	(1,940,952)
3.06.06	Equity Pick-up	1,408,130	2,400,677	2,296,274	3,637,790
3.07	Operating Income	10,709,777	20,906,133	9,330,674	17,996,370
3.08	Non-operating Income	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0

Page:   8

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR - QUARTERLY INFORMATION - As of – 06/30/2010                                                                                                                    Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01

03.01 - UNCONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 04/01/2010 to 06/30/2010	4 - 01/01/2010 to 06/30/2010	5- 04/01/2009 to 06/30/2009	6- 01/01/2009 to 06/30/2009
3.09	Income before Taxes/Profit Sharing	10,709,777	20,906,133	9,330,674	17,996,370
3.10	Income Tax and Social Contribution	(837,368)	(3,583,819)	(2,764,671)	(4,517,875)
3.11	Deferred Income Tax	(1,635,814)	(1,394,234)	1,756,556	1,125,521
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Capital	0	0	0	0
3.15	Net Income for the period	8,236,595	15,928,080	8,322,559	14,604,016
	Number of Shares. Ex-Treasury (Thousand)	8,774,076	8,774,076	8,774,076	8,774,076
	Net Income per Share (Reais)	0,93874	1,81536	0,94854	1,66445
	Loss per Share (Reais)

Page: 9

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR - QUARTERLY INFORMATION - As of – 06/30/2010                                                                                                                    Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01

04.01 - STATEMENT OF CASH FLOWS - INDIRECT METHOD (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 04/01/2010 to 06/30/2010	4 - 01/01/2010 to 06/30/2010	5- 04/01/2009 to 06/30/2009	6- 01/01/2009 to 06/30/2009
4.01	Net Cash - Operating Activities	4,209,691	7,239,927	4,451,980	16,409,288
4.01.01	Cash provided by operating activities	10,816,763	18,803,169	19,354,436	26,501,680
4.01.01.01	Net income for the year	8,236,595	15,928,080	8,322,559	14,604,016
4.01.01.02	Minority interest	0	0	0	0
4.01.01.03	Equity in earnings (losses) of significant investments	(1,408,130)	(2,400,677)	(2,296,274)	(3,637,790)
4.01.01.04	Goodwill/discount - Amortization	0	0	0	0
4.01.01.05	Depreciation, exhaustion and amortization	2,676,185	4,964,820	2,495,168	4,649,637
4.01.01.06	Loss on recovery of assets	1,403	4,169	(257,107)	(158,420)
4.01.01.07	Write-off of dry wells	274,316	851,196	186,061	659,323
4.01.01.08	Residual value of permanent assets written off	1,324	14,607	25,879	30,442
4.01.01.09	Exchange and monetary variation and charges on financing	(600,745)	(1,953,260)	12,634,706	11,479,993
4.01.01.10	Deferred income and social contribution taxes, net	1,635,815	1,394,234	(1,756,556)	(1,125,521)
4.01.02	Changes in assets and liabilities	(6,561,804)	(12,197,022)	(13,151,581)	(8,215,055)
4.01.02.01	Accounts receivable	222,546	(457,382)	1,622	(37,627)
4.01.02.02	Inventories	69,016	(503,498)	(321,390)	(1,114,166)
4.01.02.03	Petroleum and alcohol accounts - STN	(1,076)	(1,512)	(1,915)	(5,499)
4.01.02.04	Exchange variation of permanent assets	0	0	0	0
4.01.02.05	Accounts payable to suppliers	544,139	(541,460)	(1,316,336)	(2,169,526)
4.01.02.06	Taxes, fees and contributions	(1,757,654)	(2,589,204)	831,637	1,128,232
4.01.02.07	Project financing obligations	39,692	101,127	(1,611)	3,391
4.01.02.08	Healthcare and pension plans	228,062	780,426	214,653	463,402
4.01.02.09	Short term operations with subsidiaries and affiliated company	(5,906,529)	(8,985,519)	(12,558,241)	(6,483,262)
4.01.03	Others	(45,268)	633,780	(1,750,875)	(1,877,337)
4.01.03.01	Other assets	(463,870)	(449,157)	(873,684)	(1,250,159)
4.01.03.02	Other liabilities	418,602	1,082,937	(877,191)	(627,178)
4.02	Net Cash - Investment Activities	(12,261,162)	(22,728,741)	(28,748,594)	(39,090,877)
4.02.01	Investments in business segments	(13,065,246)	(22,615,243)	(10,184,086)	(19,921,620)

Page: 10

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR - QUARTERLY INFORMATION - As of – 06/30/2010                                                                                                                    Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01

04.01 - STATEMENT OF CASH FLOWS - INDIRECT METHOD (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 04/01/2010 to 06/30/2010	4 - 01/01/2010 to 06/30/2010	5- 04/01/2009 to 06/30/2009	6- 01/01/2009 to 06/30/2009
4.02.02	Investments in securities	214,381	(929,265)	(18,641,538)	(18,560,388)
4.02.03	Other investments	(359,001)	(156,036)	(494,231)	(868,575)
4.02.04	Dividends received	881,040	881,040	1,022,673	1,076,089
4.02.05	Undertakings under negotiation	67,664	90,763	(451,412)	(816,383)
4.03	Net Cash - Financing Activities	8,371,171	16,532,539	14,738,311	17,031,786
4.03.01	Financing and loans, net	12,425,071	18,491,356	1,788,414	3,199,312
4.03.02	Non standard Credit Rights Investment Fund	(343,118)	1,776,028	19,347,663	20,241,496
4.03.03	Dividends paid to shareholders	(3,710,782)	(3,734,845)	(6,397,766)	(6,409,022)
4.04	Exchange variation on cash and cash equivalents	0	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	319,700	1,043,725	(9,558,303)	(5,649,803)
4.05.01	Opening balance of cash and cash equivalents	17,522,138	16,798,113	15,176,814	11,268,314
4.05.02	Closing balance of cash and cash equivalents	17,841,838	17,841,838	5,618,511	5,618,511

Page: 11

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR - QUARTERLY INFORMATION - As of – 06/30/2010                                                                                                                    Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01

05.01 - STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 04/01/2010 to 06/30/2010 (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - CAPITAL	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/(ACCUMULATED LOSSES)	8 - EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	78,966,691	514,857	0	85,430,762	6,089,815	(33,617)	170,968,508
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	78,966,691	514,857	0	85,430,762	6,089,815	(33,617)	170,968,508
5.04	Income / loss for the period	0	0	0	0	8,236,595	0	8,236,595
5.05	Distributions	0	0	0	0	(1,754,816)	0	(1,754,816)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders' equity	0	0	0	0	(1,754,816)	0	(1,754,816)
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Equity evaluation adjustments	0	0	0	0	(17,305)	152,171	134,866
5.07.01	Adjustments of marketable securities	0	0	0	0	0	(47,058)	(47,058)
5.07.02	Accumulated translation adjustments	0	0	0	0	0	199,229	199,229
5.07.03	Adjustments from business combinations	0	0	0	0	(17,305)	0	(17,305)
5.08	Increase / decrease in capital	6,141,853	(514,857)	0	(5,626,996)	0	0	0
5.09	Formation / realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other capital transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	85,108,544	0	0	79,803,766	12,554,289	118,554	177,585,153

Page: 12

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR - QUARTERLY INFORMATION - As of – 06/30/2010                                                                                                                    Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01

05.02- STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2010 to 06/30/2010 (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - CAPITAL	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/(ACCUMULATED LOSSES)	8 - EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	78,966,691	514,857	350	85,430,762	0	(1,033,609)	163,879,051
5.02	Prior year adjustments	0	0	(350)	0	153,145	876,627	1,029,422
5.03	Adjusted balance	78,966,691	514,857	0	85,430,762	153,145	(156,982)	164,908,473
5.04	Income / loss for the period	0	0	0	0	15,928,080	0	15,928,080
5.05	Distributions	0	0	0	0	(3,509,631)	0	(3,509,631)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders' equity	0	0	0	0	(3,509,631)	0	(3,509,631)
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Equity evaluation adjustments	0	0	0	0	(17,305)	275,536	258,231
5.07.01	Adjustments of marketable securities	0	0	0	0	0	10,266	10,266
5.07.02	Accumulated translation adjustments	0	0	0	0	0	265,270	265,270
5.07.03	Adjustments from business combinations	0	0	0	0	(17,305)	0	(17,305)
5.08	Increase / decrease in capital	6,141,853	(514,857)	0	(5,626,996)	0	0	0
5.09	Formation / realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other capital transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	85,108,544	0	0	79,803,766	12,554,289	118,554	177,585,153

Page: 13

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR - QUARTERLY INFORMATION - As of - 06/30/2010                                                                                                                     Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

01.01 – IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01

08.01 - CONSOLIDATED BALANCE SHEET - ASSETS (THOUSAND OF REAIS)

1 - Code	2 - Description	3 - 06/30/2010	4 - 12/31/2009
1	Total Assets	382,029,847	350,306,679
1.01	Current Assets	71,980,240	74,373,575
1.01.01	Cash and Cash Equivalents	24,209,866	29,034,228
1.01.01.01	Cash and Banks	2,861,536	2,853,964
1.01.01.02	Short Term Investments	21,348,330	26,180,264
1.01.02	Accounts Receivable, net	15,961,582	14,062,355
1.01.02.01	Customers	15,961,582	14,062,355
1.01.02.01.01	Customers	13,193,889	10,992,121
1.01.02.01.02	Credits with Affiliated Companies	402,945	970,004
1.01.02.01.03	Other Accounts Receivable	4,068,250	3,646,083
1.01.02.01.04	Allowance for Doubtful Accounts	(1,703,502)	(1,545,853)
1.01.02.02	Miscellaneous Credits	0	0
1.01.03	Inventories	19,680,463	19,447,693
1.01.04	Other	12,128,329	11,829,299
1.01.04.01	Dividends Receivable	116,500	17,688
1.01.04.02	Recoverable Taxes	6,865,590	7,022,538
1.01.04.03	Prepaid Expenses	1,122,808	1,288,623
1.01.04.04	Other Current Assets	3,279,807	3,376,626
1.01.04.05	Marketable Securities	743,624	123,824
1.02	Non-current Assets	310,049,607	275,933,104
1.02.01	Long-Term Assets	38,026,170	34,923,056
1.02.01.01	Credits	8,667,360	8,598,611
1.02.01.01.01	Petroleum and Alcohol Accounts	818,226	816,714
1.02.01.01.02	Marketable Securities	4,640,906	4,638,959
1.02.01.01.03	Investments in Privatization Process	2,233	2,233
1.02.01.01.04	Accounts Receivable, net	3,205,995	3,140,705
1.02.01.02	Credits with Affiliated Companies	148,325	147,335
1.02.01.02.01	With Affiliates	148,325	147,335
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	Other Companies	0	0
1.02.01.03	Other	29,210,485	26,177,110
1.02.01.03.01	Projects Financings	0	0
1.02.01.03.02	Deferred Income Tax and Social Contribution	7,462,051	6,676,029
1.02.01.03.03	Deferred ICMS	2,521,644	2,526,968
1.02.01.03.04	Deferred PASEP/COFINS	8,126,625	6,917,479
1.02.01.03.05	Other Taxes	161,824	110,973
1.02.01.03.06	Judicial Deposits	2,384,694	1,988,688
1.02.01.03.07	Advance for Migration - Pension Plan	0	0
1.02.01.03.08	Advance to Suppliers	5,416,043	5,364,878
1.02.01.03.09	Prepaid Expenses	1,733,022	1,431,565
1.02.01.03.10	Compulsory Loans - Eletrobras	54	54

Page: 14

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR - QUARTERLY INFORMATION - As of - 06/30/2010                                                                                                                     Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

01.01 – IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01

08.01 - CONSOLIDATED BALANCE SHEET - ASSETS (THOUSAND OF REAIS)

1 - Code	2 - Description	3 - 06/30/2010	4 - 12/31/2009
1.02.01.03.11	Inventories	118,229	38,933
1.02.01.03.12	Other Non-current Assets	1,286,299	1,121,543
1.02.02	Fixed Assets	272,023,437	241,010,048
1.02.02.01	Investments	8,489,187	5,659,760
1.02.02.01.01	In Affiliates	6,278,489	3,460,634
1.02.02.01.02	In Subsidiaries	0	0
1.02.02.01.03	Other Investments	492,394	486,806
1.02.02.01.06	Discount - Acquisition Investments	0	0
1.02.02.01.07	Goodwill - Acquisition Investments	1,718,304	1,712,320
1.02.02.02	Property, Plant and Equipment	255,024,219	227,079,424
1.02.02.03	Intangible	8,510,031	8,270,864
1.02.02.04	Deferred Charges	0	0

Page: 15

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR - QUARTERLY INFORMATION - As of - 06/30/2010                                                                                                                     Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01

08.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (THOUSAND OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 06/30/2010	4 - 12/31/2009
2	Liabilities and Shareholders' Equity	382,029,847	350,306,679
2.01	Current Liabilities	63,321,107	54,828,766
2.01.01	Loans and Financing	25,618,767	15,165,535
2.01.01.01	Financing	23,950,876	13,746,575
2.01.01.02	Interest on Financing	1,667,891	1,418,960
2.01.02	Debentures	0	0
2.01.03	Suppliers	16,340,192	17,081,600
2.01.04	Taxes, Contribution and Participation	8,966,471	10,590,141
2.01.05	Dividends Payable	1,754,815	2,333,053
2.01.06	Accruals	4,827,894	5,060,993
2.01.06.01	Payroll and Related Charges	2,557,398	2,303,944
2.01.06.02	Provision for Contingencies	54,000	54,000
2.01.06.03	Pension Plan	631,260	641,774
2.01.06.04	Healthcare benefits plan	565,952	565,952
2.01.06.05	Profit sharing for employees and management	1,019,284	1,495,323
2.01.07	Debts with Subsidiaries and Affiliated Companies	0	0
2.01.08	Other	5,812,968	4,597,444
2.01.08.01	Advances from Customers	719,984	559,657
2.01.08.02	Projects Financing	313,486	212,359
2.01.08.03	Undertakings with transfer of benefits, risks and control of assets	361,676	390,252
2.01.08.04	Deferred Income	7,483	7,474
2.01.08.05	Others	4,410,339	3,427,702
2.02	Non-current Liabilities	138,801,761	128,363,836
2.02.01	Long-term Liabilities	138,801,761	128,363,836
2.02.01.01	Loans and Financing	92,153,877	84,992,180
2.02.01.02	Debentures	0	0
2.02.01.03	Accruals	38,986,824	35,487,429
2.02.01.03.01	Healthcare Benefits Plan	10,726,651	10,208,276
2.02.01.03.02	Contingency Accrual	1,722,202	865,299
2.02.01.03.03	Provision for Pension plan	4,098,815	3,956,070
2.02.01.03.04	Deferred Income Tax and Social Contribution	22,391,096	20,405,737
2.02.01.03.05	Other Deferred Taxes	48,060	52,047
2.02.01.04	Subsidiaries and Affiliated Companies	59,635	52,433
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	7,601,425	7,831,794
2.02.01.06.01	Provision for Dismantling of Areas	4,729,340	4,790,500
2.02.01.06.02	Undertakings with transfer of benefits, risks and control of assets	275,564	349,482
2.02.01.06.03	Deferred Income	198,863	231,204
2.02.01.06.04	Others Accounts and Expenses Payable	2,397,658	2,460,608
2.03	Deferred Income	0	0
2.04	Non-controlling Interest	2,932,856	2,909,819

Page: 16

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR - QUARTERLY INFORMATION - As of - 06/30/2010                                                                                                                     Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01

08.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (THOUSAND OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 06/30/2010	4 - 12/31/2009
2.05	Shareholders’ equity	176,974,123	164,204,258
2.05.01	Realized capital	85,108,544	78,966,691
2.05.01.01	Paid in Capital	85,108,544	78,966,691
2.05.01.02	Monetary Restatement of Capital	0	0
2.05.02	Capital Reserves	0	514,857
2.05.02.01	AFRMM subsidy	0	0
2.05.02.02	Fiscal Incentive - Income Tax	0	514,857
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries and Affiliated Companies	0	0
2.05.04	Revenue Reserves	79,252,696	84,879,692
2.05.04.01	Legal	10,901,656	10,901,656
2.05.04.02	Statutory	394,834	1,294,210
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Earnings	0	0
2.05.04.05	Retained Earnings	67,956,206	72,683,826
2.05.04.06	Undistributed Dividends	0	0
2.05.04.07	Others Revenue Reserves	0	0
2.05.05	Equity valuation adjustments	118,554	(156,982)
2.05.05.01	Adjustments of securities	16,631	6,365
2.05.05.02	Accumulated translation adjustments	101,923	(163,347)
2.05.05.03	Adjustments in business combinations	0	0
2.05.06	Retained Earnings/(Accumulated losses)	12,494,329	0
2.05.07	Advance for Capital Increase	0	0

Page: 17

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR - QUARTERLY INFORMATION - As of - 06/30/2010                                                                                                                     Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01

09.01 - CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (THOUSAND OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 04/01/2010 to 06/30/2010	4 - 01/01/2010 to 06/30/2010	5- 04/01/2009 to 06/30/2009	6- 01/01/2009 to 06/30/2009
3.01	Gross Operating Revenues	66,884,450	130,208,235	55,921,356	109,557,071
3.02	Sales Deductions	(13,253,071)	(26,164,786)	(11,310,330)	(22,315,604)
3.03	Net Operating Revenues	53,631,379	104,043,449	44,611,026	87,241,467
3.04	Cost of Products and Services Sold	(34,244,725)	(65,346,394)	(24,516,814)	(50,332,545)
3.05	Gross profit	19,386,654	38,697,055	20,094,212	36,908,922
3.06	Operating Expenses	(7,944,823)	(16,518,447)	(6,997,699)	(14,161,314)
3.06.01	Selling	(2,276,030)	(4,348,424)	(1,746,477)	(3,611,870)
3.06.02	General and Administrative	(1,897,404)	(3,726,404)	(1,826,011)	(3,575,145)
3.06.02.01	Management and Board of Directors Remuneration	(10,342)	(19,598)	(2,670)	(17,255)
3.06.02.02	Administrative	(1,887,062)	(3,706,806)	(1,823,341)	(3,557,890)
3.06.03	Financial	106,964	(17,524)	7,517	141,646
3.06.03.01	Income	922,498	1,682,316	900,223	1,685,819
3.06.03.02	Expenses	(815,534)	(1,699,840)	(892,706)	(1,544,173)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(3,647,909)	(8,016,370)	(3,812,421)	(7,140,892)
3.06.05.01	Taxes	(224,648)	(378,075)	(175,866)	(326,740)
3.06.05.02	Cost of Research and Technological Development	(414,876)	(806,236)	(368,496)	(704,708)
3.06.05.03	Impairment	0	(193,754)	0	0
3.06.05.04	Exploratory Costs for The Extraction of Crude Oil and Gas	(626,097)	(1,628,765)	(718,282)	(1,652,301)
3.06.05.05	Healthcare and Pension Plan	(380,365)	(788,468)	(328,760)	(699,986)
3.06.05.06	Net Monetary and Exchanges Variation	(737,267)	(1,313,771)	(1,385,762)	(1,861,184)
3.06.05.07	Other Operating Expenses, Net	(1,264,656)	(2,907,301)	(835,255)	(1,895,973)
3.06.06	Equity Pick-up	(230,444)	(409,725)	379,693	24,947
3.07	Operating income	11,441,831	22,178,608	13,096,513	22,747,608
3.08	Non-operating income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0

Page: 18

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR - QUARTERLY INFORMATION - As of - 06/30/2010                                                                                                                     Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01

09.01 - CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (THOUSAND OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 04/01/2010 to 06/30/2010	4 - 01/01/2010 to 06/30/2010	5- 04/01/2009 to 06/30/2009	6- 01/01/2009 to 06/30/2009
3.09	Income before Taxes/Employee profit sharing	11,441,831	22,178,608	13,096,513	22,747,608
3.10	Income Tax and Social Contribution	(1,563,613)	(4,949,830)	(3,860,617)	(6,249,846)
3.11	Deferred Income Tax	(1,541,420)	(1,095,132)	1,408,380	867,928
3.12	Profit Sharing/ Statutory Contribution	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Stockholders’ capital	0	0	0	0
3.14	Non-controlling Interest	(41,808)	(112,381)	(2,484,463)	(2,915,008)
3.15	Net Income/loss for the period	8,294,990	16,021,265	8,159,813	14,450,682
	Number of Shares. Ex-Treasury (Thousand)	8,774,076	8,774,076	8,774,076	8,774,076
	Net income per Share (Reais)	0,94540	1,82598	0,92999	1,64697
	Loss per Share (Reais)

Page: 19

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR - QUARTERLY INFORMATION - As of - 06/30/2010                                                                                                                     Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01

10.01 – CONSOLIDATED STATEMENT OF CASH FLOWS - INDIRECT METHOD (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 04/01/2010 to 06/30/2010	4 - 01/01/2010 to 06/30/2010	5- 04/01/2009 to 06/30/2009	6- 01/01/2009 to 06/30/2009
4.01	Net Cash - Operating Activities	13,258,682	22,934,939	9,114,110	21,517,233
4.01.01	Cash provided by operating activities	15,408,193	28,531,293	11,130,401	22,990,948
4.01.01.01	Net income for the year	8,294,990	16,021,265	8,159,813	14,450,682
4.01.01.02	Minority interest	41,808	112,381	2,484,463	2,915,008
4.01.01.03	Equity in earnings (losses) of significant investments	230,444	409,725	(379,692)	(24,947)
4.01.01.04	Goodwill/discount - Amortization	0	0	0	0
4.01.01.05	Depreciation, exhaustion and amortization	3,624,044	6,888,550	3,503,522	6,662,491
4.01.01.06	Loss on recovery of assets	203,682	514,128	(106,349)	137,782
4.01.01.07	Write-off of dry wells	273,868	906,054	202,794	765,064
4.01.01.08	Residual value of permanent assets written off	(67,263)	202,657	66,025	180,117
4.01.01.09	Exchange and monetary variation and charges on financing	1,265,201	2,381,401	(1,391,795)	(1,227,321)
4.01.01.10	Deferred income and social contribution taxes, net	1,541,419	1,095,132	(1,408,380)	(867,928)
4.01.02	Changes in assets and liabilities	(1,544,081)	(5,421,246)	(2,403,745)	(839,308)
4.01.02.01	Accounts receivable	(165,990)	(2,616,229)	(969,709)	(746,714)
4.01.02.02	Inventories	190,882	(371,683)	(2,140,500)	(320,748)
4.01.02.03	Petroleum and alcohol accounts - STN	(1,076)	(1,512)	(1,915)	(5,499)
4.01.02.04	Exchange variation of permanent assets	0	0	0	0
4.01.02.05	Accounts payable to suppliers	111,565	(788,317)	(444,696)	(1,445,776)
4.01.02.06	Taxes, fees and contributions	(2,097,129)	(3,174,199)	869,974	1,205,896
4.01.02.07	Project financing obligations	39,692	101,127	(2,060)	2,942
4.01.02.08	Healthcare and pension plans	243,470	843,594	211,001	475,968
4.01.02.09	Short term operations with subsidiaries / affiliated companies	134,505	585,973	74,160	(5,377)
4.01.03	Others	(605,430)	(175,108)	387,454	(634,407)
4.01.03.01	Other assets	(1,075,021)	(660,120)	(468,828)	(1,815,651)
4.01.03.02	Other liabilities	469,591	485,012	856,282	1,181,244
4.02	Net Cash - Investment Activities	(19,638,237)	(35,651,439)	(17,749,764)	(32,176,119)
4.02.01	Investments in business segments	(18,729,808)	(34,728,757)	(17,450,112)	(31,542,780)

Page: 20

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR - QUARTERLY INFORMATION - As of - 06/30/2010                                                                                                                     Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01

10.01 – CONSOLIDATED STATEMENT OF CASH FLOWS - INDIRECT METHOD (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 04/01/2010 to 06/30/2010	4 - 01/01/2010 to 06/30/2010	5- 04/01/2009 to 06/30/2009	6- 01/01/2009 to 06/30/2009
4.02.02	Investments in securities	25,624	34,777	245,838	330,713
4.02.03	Other investments	(1,102,816)	(1,167,215)	(561,876)	(998,489)
4.02.04	Dividends received	168,763	209,756	16,386	34,437
4.02.05	Undertakings under negotiation	0	0	0	0
4.03	Net Cash - Financing activities	3,581,438	7,769,652	(461,399)	5,136,934
4.03.01	Financing and loans, net	7,292,220	11,504,497	5,936,367	11,545,956
4.03.02	Non standard Credit Rights Investment Fund	0	0	11,256	0
4.03.03	Dividends paid to shareholders	(3,710,782)	(3,734,845)	(6,409,022)	(6,409,022)
4.04	Exchange variation on cash and cash equivalents	56,657	122,486	(381,967)	(280,275)
4.05	Increase (decrease) in cash and cash equivalents	(2,741,460)	(4,824,362)	(9,479,020)	(5,802,227)
4.05.01	Opening balance of cash and cash equivalents	26,951,326	29,034,228	19,775,801	16,099,008
4.05.02	Closing balance of cash and cash equivalents	24,209,866	24,209,866	10,296,781	10,296,781

Page: 21

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR - QUARTERLY INFORMATION - As of - 06/30/2010                                                                                                                     Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 04/01/2010 to 06/30/2010 (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - CAPITAL	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ (ACCUMULATED LOSSES)	8 - EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	78,966,691	514,857	0	84,879,692	5,971,459	(33,617)	170,299,082
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	78,966,691	514,857	0	84,879,692	5,971,459	(33,617)	170,299,082
5.04	Income / loss for the period	0	0	0	0	8,294,991	0	8,294,991
5.05	Distributions	0	0	0	0	(1,754,816)	0	(1,754,816)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders' equity	0	0	0	0	(1,754,816)	0	(1,754,816)
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Equity evaluation adjustments	0	0	0	0	(17,305)	152,171	134,866
5.07.01	Adjustments of marketable securities	0	0	0	0	0	(47,058)	(47,058)
5.07.02	Accumulated translation adjustments	0	0	0	0	0	199,229	199,229
5.07.03	Adjustments from business combinations	0	0	0	0	(17,305)	0	(17,305)
5.08	Increase / decrease in capital	6,141,853	(514,857)	0	(5,626,996)	0	0	0
5.09	Formation / realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other capital transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	85,108,544	0	0	79,252,696	12,494,329	118,554	176,974,123

Page: 22

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR - QUARTERLY INFORMATION - As of - 06/30/2010                                                                                                                     Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01

11.02 - STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2010 to 06/30/2010 (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - CAPITAL	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ (ACCUMULATED LOSSES)	8 - EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	78,966,691	514,857	0	84,879,692	0	(156,982)	164,204,258
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	78,966,691	514,857	0	84,879,692	0	(156,982)	164,204,258
5.04	Income / loss for the period	0	0	0	0	16,021,265	0	16,021,265
5.05	Distributions	0	0	0	0	(3,509,631)	0	(3,509,631)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders' equity	0	0	0	0	(3,509,631)	0	(3,509,631)
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Equity evaluation adjustments	0	0	0	0	(17,305)	275,536	258,231
5.07.01	Adjustments of marketable securities	0	0	0	0	0	10,266	10,266
5.07.02	Accumulated translation adjustments	0	0	0	0	0	265,270	265,270
5.07.03	Adjustments from business combinations	0	0	0	0	(17,305)	0	(17,305)
5.08	Increase / decrease in capital	6,141,853	(514,857)	0	(5,626,996)	0	0	0
5.09	Formation / realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other capital transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	85,108,544	0	0	79,252,696	12,494,329	118,554	176,974,123

Page: 23

FEDERAL PUBLIC SERVICE          (FOR USE BY THE COMPANY FOR SIMPLE CHECKING)

BRAZILIAN  SECURITIES  COMMISSION  (CVM)

ITR – QUARTERY INFORMATION As of - 06/30/2010                     Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANIES

00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

1        The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated to prospecting, drilling, refining, processing, trading and transporting petroleum originating from wells, schist or other rocks, and oil products, natural gas and other liquid hydrocarbons, in addition to activities connected with energy, and it may carry out research, development, production, transport, distribution and trading of all forms of energy, as well as any other correlated or similar activities.

2        Presentation of the financial statements

Consolidated financial statements

The consolidated quarterly information is being presented in accordance with the international financial reporting standards (IFRS) issued by the International Accounting Standards Board, and these are the first financial statements presented by the Company in accordance with IFRS.

Individual financial statements

The individual quarterly information is being presented in accordance with  accounting practices generally accepted in Brazil, observing the provisions contained in the Corporation Law and it incorporates the changes introduced by Law 11638/07 and Law 11941/9, complemented by new pronouncements, interpretations and orientations of the Accounting Pronouncements Committee (CPC), approved by resolutions of the Federal Accounting Council (CFC) and rules of the Brazilian Securities Commission (CVM) during 2009, with  application as from 2010.

The pronouncements, interpretations and orientations of the Accounting Pronouncements Committee (CPC), approved by resolutions of the Federal Accounting Council (CFC) and the rules of the Brazilian Securities Commission are converging with the international accounting standards issued by the International Accounting Standard Board (IASB). Some adjustments were made in the individual financial statements aiming at aligning and adjusting them to the consolidated financial statements in accordance with international financial reporting standards (IFRS), as required by CVM Resolution 610/09 (CPC 43 – Initial Adoption of the Technical Pronouncements). Accordingly, the individual financial statements do not present differences in relation to the consolidated statements according to IFRS, except for the maintenance of deferred charges, as established in CPC 43. The reconciliations of shareholders’ equity and results of the parent company with the consolidated statements are described in note 3.4.

FEDERAL PUBLIC SERVICE          (FOR USE BY THE COMPANY FOR SIMPLE CHECKING)

BRAZILIAN  SECURITIES  COMMISSION  (CVM)

ITR – QUARTERY INFORMATION As of - 06/30/2010                     Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANIES

00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

Financial statements for 2009

Until December 31, 2009, Petrobras presented its individual and consolidated its financial statements in accordance with accounting practices generally accepted in Brazil, which incorporated the changes introduced through Law 11638/07 and Law 11941/09 (Provisional Measure 449/08), complemented by the pronouncements of CPC, approved by resolutions of CFC and rules of CVM until December 31, 2008.

As established in CVM Resolution 609/09 (CPC 37 – Initial Adoption of International Accounting Standards), international standards were implemented retroactively to January 1, 2009.  Accordingly, the accounting information originally disclosed was adjusted and is being presented in accordance with international accounting standards.

The comparison of the balance on the date of adoption of IFRS and of the other adjusted information for 2009 with the amounts disclosed on those dates is presented in notes 3.2 and 3.3.

3        Adoption of international accounting standards

In the balance of adoption of IFRS as of January 1, 2009, mandatory exceptions and certain optional exemptions for retroactive application of the IFRS were applied in accordance with CPC 37 and are presented as follows:

3.1    Transition of the accounting practices

a)   Exchange variations recorded in a specific shareholders’ equity account

The Company adopted CPC 02 – Effects of changes in the exchange rates and translation of the financial statements (IAS 21) in fiscal year 2008. However, due to the date of the opening balance of January 1, 2009, the balance of accumulated translation adjustments existing as of December 31, 2008 was transferred to retained earnings   in the amount of   R$ 636,264 thousand, aiming at equivalence to the exemption of IFRS 1 from not calculating retroactively the exchange variations of investments in subsidiaries and affiliated companies with a functional currency different from the parent company.

b)   Capitalization of loan costs

The Company capitalized financial charges only for the loans directly linked to a construction project, pursuant to CVM Resolution 193/96, in force until December 31, 2008. From January 1, 2009 onwards, the Company has also capitalized financial charges based on an average funding rate applied to the balance of work in progress, thus adopting the exemption established in IFRS 1of not changing retroactively the criteria for computing capitalizable costs.

FEDERAL PUBLIC SERVICE          (FOR USE BY THE COMPANY FOR SIMPLE CHECKING)

BRAZILIAN  SECURITIES  COMMISSION  (CVM)

ITR – QUARTERY INFORMATION As of - 06/30/2010                     Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANIES

00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

c)    Business combinations

Business combinations occurring up till December 31, 2008 were recorded in the accounting pursuant to CVM Instruction 247/96. On adopting IFRS, the Company chose not to apply the requirements of CPC 15 – Business Combinations (IFRS 3), as permitted by IFRS 1. Therefore, the goodwill existing at December 31, 2008, net of amortization, was maintained and is no longer amortized.  The balances of negative goodwill existing as of December 31, 2008, in the amount R$ 815,655 thousand, were recognized against retained earnings on the date of transition to IFRS, also resulting in the reversal of amortizations recognized in the Company’s income statement.

The discounts verified in the acquisitions of Special Purpose Entities (SPE), during  2009, were recorded reducing the investment balances. For IFRS purposes they are considered as transactions with partners as owners, since the Company already controlled their operating activities and, consequently, consolidated their financial statements pursuant to CVM Instruction 408/04. Pursuant to CPC 36 – Consolidated Statements (IAS 27), the amount of R$ 1,936,114 thousand was recognized directly against retained earnings in 2009.

d) Provision for abandonment of wells and dismantling of areas

The costs for abandonment of assets and the dismantling of areas are calculated considering the future costs discounted at a rate free of risk recorded in assets and liabilities when the obligation is incurred.

Until December 31, 2008, Petrobras adopted as an accounting practice SFAS pronouncement 143 – Accounting for Asset Retirement Obligations of the Financial Accounting Standards Board (FASB,  pursuant to which the future obligation with abandonment of wells and dismantling of production areas should be recorded in the accounting at its present value as a provision, considering the historic rates for each period for which the provision was recorded.  With the adoption ICPC 12 – Changes in liabilities for deactivation, restoration and other similar liabilities (IFRIC 1), the provision for abandonment of wells and dismantling of areas should reflect the effects of the changes in the current discount rate from one period to another.

The Company recorded the amount of R$ 1,273,166 thousand in retained earnings on the transition date, adopting the exemption of not using the provision at the time that the obligation was incurred, so that the cost of property, plant and equipment reflects the changes in the balance of the provision.

FEDERAL PUBLIC SERVICE          (FOR USE BY THE COMPANY FOR SIMPLE CHECKING)

BRAZILIAN  SECURITIES  COMMISSION  (CVM)

ITR – QUARTERY INFORMATION As of - 06/30/2010                     Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANIES

00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

e) Post-retirement benefits

There is no difference in accounting practices for the valuation of post-employment benefits between CVM Resolution 371/00, in force until December 31, 2008, and CPC 33 – Benefits for Employees (IAS 19), since on the adoption of IFRS the Company chose to maintain the corridor method for the recording of actuarial gains and losses in the income statement.  Accordingly,  the moment of initial adoption of these pronouncements, different from the date of creation of the plans, could produce different balances for unrecognized actuarial gains and losses.

The balance of unrecognized actuarial gains and losses at December 31, 2008, in the amount of R$ 580,000 thousand, was fully recorded against retained earnings on the transition date, thus adopting the exemption  established in IFRS 1. Actuarial gains and losses generated after the transition date will be recognized in the income statement by the corridor method.

f) Deferred expenses and revenues

Law 11941/09 extinguished deferred assets, permitting maintaining the balance as of December 31, 2008, which will continue to be amortized in up to 10 years, subject to impairment testing, which was adopted by the Company in the individual accounting statements, in accordance with what is established by CPC 43.

Pursuant to IFRS, pre-operating expenses and gains should be recorded as expenses and revenues, respectively, when incurred. With the adoption of IFRS, the amount of
R$ 1,035,983 thousand was recorded in retained earnings in consolidated.

g) Public service concessions

The Company exercises shared control over state gas distributors, which are consolidated in proportion to the stake Petrobras holds in the capital of these companies. These distributors operate under concessions and their activities are classified within the requirements of ICPC 01 – Concession Agreements (IFRIC 12). Consequently, rights presented as part of the property, plant and equipment of these companies, in the amount of R$ 575,499 thousand, are now addressed as intangible assets.

FEDERAL PUBLIC SERVICE          (FOR USE BY THE COMPANY FOR SIMPLE CHECKING)

BRAZILIAN  SECURITIES  COMMISSION  (CVM)

ITR – QUARTERY INFORMATION As of - 06/30/2010                     Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANIES

00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

h) Reclassifications

The following reclassifications were made aiming at adjusting the Company’s presentation to IFRS requirements.

•          Advances to suppliers that used to be presented as part of inventories or property, plant and equipment were classified to specific lines for advances in current and non-current assets;

•          Deferred income tax and social contribution, which used to be presented under current assets and liabilities, were reclassified to non-current assets and liabilities and, when applicable, are presented at their net amounts;

•          Certain balances presented as part of deferred assets that met the criteria for recognition in IFRS were reclassified to prepaid expenses.

FEDERAL PUBLIC SERVICE          (FOR USE BY THE COMPANY FOR SIMPLE CHECKING)

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ITR – QUARTERY INFORMATION As of - 06/30/2010                     Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANIES

00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

3.2 Comparison of the financial statements adjusted to IFRS and those published

3.2.1          Consolidated balance sheets

	R$ thousand
	01/01/2009 (*)		12/31/2009
		Adjusted to		Adjusted to
Assets	As published	IFRS	As published	IFRS
Current assets
Cash and cash equivalents	15,888,596	16,099,008	28,795,714	29,034,228
Marketable securities	288,751	288,751	123,824	123,824
Trade accounts receivable, net	14,903,732	14,968,941	13,984,270	14,062,355
Dividends receivable	20,101	20,101	17,688	17,688
Inventories	19,977,171	18,391,281	21,424,651	19,447,693
Taxes, contributions and profit-sharing	9,641,247	7,912,950	9,650,733	7,022,538
Prepaid expenses	1,393,879	1,395,172	1,287,454	1,288,623
Other current assets	1,461,801	3,014,457	1,389,681	3,376,626
	63,575,278	62,090,661	76,674,015	74,373,575

Non-current assets
Long-term receivables
Trade accounts receivable, net	1,326,522	1,330,819	3,285,420	3,288,040
Petroleum and alcohol account STN	809,673	809,673	816,714	816,714
Marketable securities	4,066,280	4,066,280	4,638,959	4,638,959
Deposits in court	1,853,092	1,853,092	1,988,688	1,988,688
Prepaid expenses	1,400,072	1,635,240	1,294,277	1,431,565
Deferred income tax and social contribution	10,238,308	12,967,379	12,931,807	16,231,449
Inventories	303,929	113,740	180,618	38,933
Other long-term receivables	1,256,967	6,354,179	1,243,548	6,488,708
	21,254,843	29,130,402	26,380,031	34,923,056

Investments	5,106,495	5,674,147	3,148,357	5,659,760
Property, plant and equipment	190,754,167	185,693,589	230,230,518	227,079,424
Intangible assets	8,003,213	9,592,456	6,808,331	8,270,864
Deferred charges	3,469,846	-	2,365,998	-
	228,588,564	230,090,594	268,933,235	275,933,104
	292,163,842	292,181,255	345,607,250	350,306,679

(*) Date of initial adoption

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

	R$ thousand
	01/01/2009 (*)		12/31/2009
Liabilities		Adjusted to		Adjusted to
	As published	IFRS	As published	IFRS
Current liabilities
Financing	12,451,137	12,688,871	13,571,170	13,746,575
Interest on financing	823,330	950,825	1,316,041	1,418,960
Contractual commitments with transfer of benefits, risks and control of assets	585,045	585,045	390,252	390,252
Accounts payable to suppliers	17,027,579	17,168,421	16,980,678	17,081,600
Taxes, contributions and profit-sharing	12,741,382	8,563,605	12,747,880	10,590,141
Proposed dividends	9,914,707	9,914,707	2,333,053	2,333,053
Project financing	188,858	188,858	212,359	212,359
Pension plan	627,988	627,988	641,774	641,774
Healthcare plan	523,714	523,714	565,952	565,952
Salaries, vacation pay and charges	2,016,430	2,027,008	2,293,528	2,303,944
Provision for contingencies	54,000	54,000	54,000	54,000
Advances from clients	666,107	666,107	556,208	559,657
Provision for profit-sharing for employees and officers	1,344,526	1,344,526	1,495,323	1,495,323
Deferred income	5,929	5,929	7,474	7,474
Other accounts and expenses payable	3,586,429	2,984,350	4,863,945	3,427,702
	62,557,161	58,293,954	58,029,637	54,828,766

Non-current liabilities
Financing	50,049,441	50,438,874	84,702,691	84,992,180
Contractual commitments with transfer of benefits, risks and control of assets	804,998	804,998	349,482	349,482
Subsidiaries and affiliated companies	49,289	49,289	52,433	52,433
Deferred income tax and social contribution	13,165,132	17,632,684	17,290,995	20,457,784
Pension plan	3,475,581	3,891,041	3,561,330	3,956,070
Healthcare plan	10,296,679	9,309,086	11,184,849	10,208,276
Provision for contingencies	890,326	912,343	844,951	865,299
Provision for dismantling of areas	6,581,618	5,417,312	4,896,343	4,790,500
Deferred income	1,292,906	229,373	1,232,227	231,204
Other accounts and expenses payable	1,982,355	2,226,387	2,387,546	2,460,608
	88,588,325	90,911,387	126,502,847	128,363,836

Shareholders' equity
Paid in capital	78,966,691	78,966,691	78,966,691	78,966,691
Capital reserves	514,857	514,779	514,857	514,857
Revaluation reserve	10,284		350
Profit reserves	58,643,049	61,623,889	79,521,014	84,879,692
Accumulated translation adjustments	636,264		455,322	(163,347)
Equity valuation adjustments	(405,863)	(405,863)	6,365	6,365
	138,365,282	140,699,496	159,464,599	164,204,258
Non-controlling interest	2,653,074	2,276,418	1,610,167	2,909,819
Total shareholders' equity	141,018,356	142,975,914	161,074,766	167,114,077
	292,163,842	292,181,255	345,607,250	350,306,679

(*) Date of initial adoption

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

3.2.2        Reconciliation of consolidated shareholders’ equity

	R$ thousand
	01/01/2009 (*)	12/31/2009
Shareholders equity as published	138,365,282	159,464,599
Capitalization of loan costs		2,493,675
Business combinations	815,655	2,247,811
Provision for abandonment of wells and dismantling of areas	1,273,149	434,227
Post-retirement benefits	580,000	587,133
Deferred expenses and revenues	(1,035,983)	(950,660)
Deferred taxes	611,366	(158,185)
Others	90,027	85,658
Consolidated shareholders equity adjusted to IFRS	140,699,496	164,204,258

(*) Date of initial adoption

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

3.2.3        Consolidated income statement

	R$ thousand
	Jan-Jun 2009
		Adjusted to
	As published	IFRS
Gross operating income
Sales
Products	109,279,183	109,369,360
Services, mainly freight	187,711	187,711
	109,466,894	109,557,071
Sales charges	(22,267,327)	(22,315,604)
Net operating income	87,199,567	87,241,467
Cost of goods and services sold	(50,393,467)	(50,332,545)
Gross profit	36,806,100	36,908,922

Operating income (expenses)
Sales	(3,609,992)	(3,611,870)
Administrative and general expenses
Officers' and board of directors' fees	(17,255)	(17,255)
Administrative	(3,569,846)	(3,557,890)
Tax	(326,740)	(326,740)
Cost of research and technological development	(704,708)	(704,708)
Provision for loss on recoverable value of assets
Exploration costs for the extraction of crude oil and gas	(1,801,832)	(1,652,301)
Healthcare and pension plans	(695,229)	(699,986)
Other operating income and expenses, net	(1,964,760)	(1,895,973)
	(12,690,362)	(12,466,723)

Financial results
Revenues	1,683,848	1,685,819
Expenses	(2,828,786)	(1,544,173)
Exchange and monetary variations, net	(2,164,856)	(1,861,184)

	(3,309,794)	(1,719,538)

Equity in earnings of investments	1,946	24,947

Net income before income tax and social contribution	20,807,890	22,747,608

Income tax and social contribution
Current	(6,242,261)	(6,249,846)
Deferred charges	1,203,560	867,928
	(5,038,701)	(5,381,918)

Net income	15,769,189	17,365,690

Net income attributable to minority interests	(2,218,921)	(2,915,008)

Net income attributable to shareholders of Petrobras	13,550,268	14,450,682

Basic and diluted income per share	1.54	1.65

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

3.2.4        Reconciliation of consolidated net income

R$ thousand
Jan-Jun 2009
Net income as published	13,550,268
Capitalization of loan costs	1,402,902
Deferred taxes	(298,929)
Others	(203,559)
Net income adjusted to IFRS	14,450,682

3.2.5        Consolidated cash flows

	R$ thousand
	Jan-Jun 2009
		Adjusted to
	As published	IFRS
Net income	13,550,268	14,450,684
Adjustments to reconcile the net income	9,274,220	8,534,802
Changes in assets and liabilities	(1,325,266)	(2,104,516)
Cash provided by operating activities:	21,499,222	20,880,970

Cash used in investment activities	(32,176,119)	(32,176,119)
Investments in business segments	(31,542,780)	(31,542,780)
Marketable securities	330,713	330,713
Dividends	34,437	34,437
Other investments	(998,489)	(998,489)
Cash used in financing activities	5,136,934	5,136,934
Financing	11,545,956	11,545,956
Dividends	(6,409,022)	(6,409,022)
Effect of exchange variation on cash and cash equivalents	(276,469)	355,990
Net change in cash for the period	(5,816,432)	(5,802,225)
Cash at beginning of period	15,888,594	16,099,008
Cash at end of period	10,072,162	10,296,783

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

3.3       Effects of the adoption of international standards in the individual financial statements

	R$ thousand
	01/01/2009 (*)	12/31/2009
Parent company shareholders' equity as published	144,051,139	163,879,051

Capitalization of loan costs	-	2,493,675
Business combinations	815,655	2,247,811
Provision for abandonment of wells and dismantling of areas	1,273,149	434,227
Post-retirement benefits	580,000	587,133
Absorption of unsecured liabilities of a subsidiary (**)	(4,160,317)	(3,584,428)
Deferred taxes	308,549	(404,629)
Profit on sale of products in inventories of subsidiaries (**)	(1,525,539)	(830,024)
Others	90,027	85,657

Parent company shareholders' equity adjusted to international accounting standards (CPC)	141,432,663	164,908,473

(*) Date of initial adoption

(**) As required by CPC18 – Investment in Affiliated Companies and Subsidiaries.

R$ thousand
Jan-Jun 2009

Parent company net income as published	14,050,126
Capitalization of loan costs	1,402,902
Absorption of unsecured liabilities of a subsidiary	(622,858)
Others	(226,154)
Parent company net income adjusted to international accounting
standards (CPC)	14,298,586

3.4       Reconciliation of the balance sheet and net income of consolidated with that of the parent company

	R$ thousand
	Shareholders' equity		Net income
	06.30.201 0	12.31.2009	Jan-Jun 2010	Jan-Jun 20 09

Consolidated - IFRS	179,906,979	167,114,077	16,133,646	17,365,690
Non-controlling interest	(2,932,856)	(2,909,819)	(112,381)	(2,915,008)
Attributable to shareholders of Petrobras	176,974,123	164,204,258	16,021,265	14,450,682
Net deferred assets from the tax effects	611,030	704,215	(93,185)	153,334
Parent company adjusted to international accounting standards
(CPC)	177,585,153	164,908,473	15,928,080	14,604,016

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

The consolidated statements presented in tables 08.01, 08.02, 09.01 and 10.01 were prepared in accordance with the CPCs and IFRS, and the only difference is the treatment of deferred assets, which pursuant to the CPC remain recorded in the individual demonstrations and pursuant to IFRS should be recorded as expenses and revenue, respectively, when incurred, and, therefore, were written off in the consolidated statements.

4        Description of significant accounting policies

4.1    Changes in accounting practices

The Company reviewed the useful economic life of the assets related to the Supply segment and to the thermoelectric power stations of the Gas and Energy segment, based on the reports of external appraisers, which resulted in the following changes in rates:

Estimated useful life	Former	Current
Industrial equipment and apparatus for refining	10 years	20 years
Ducts	10 years	31 years
Tanks for storage of products	10 years	26 years
Thermoelectric power stations	20 years	23 years

The effects of these changes in estimates of useful life of these assets were recognized as from 2010 and, therefore, the depreciation for the first half of 2010 was decreased by        R$ 492,124 thousand (R$ 374,918 thousand in the parent company).

4.2    Below, we describe in detail the other accounting practices adopted by the Company that did not undergo changes with respect to fiscal year 2009:

4.2.1     Functional currency

The Company’s functional currency is the Real.

The exchange variations on investments in subsidiaries and affiliated companies with a functional currency different from the parent company are  recorded in shareholders’ equity as an accumulated translation adjustment and are transferred to the statement of income upon realization of the investments.

The statements of income and cash flows of the invested companies in a stable economic environment with a functional currency different from the parent company are  translated into Reais at the monthly average exchange rate, assets and liabilities are translated at the final rate and the other items of shareholders’ equity are translated at the historic rate.

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

4.2.2     Accounting estimates

In the preparation of the financial statements it is necessary to use estimates for certain assets, liabilities and other transactions.  These estimates include: petroleum and gas reserves, liabilities of pension and health plans, depreciation, depletion and amortization, abandonment costs, provisions for contingent liabilities, market value of financial instruments, income tax and social contribution. Although Management uses assumptions and judgments that are reviewed periodically, the actual results may differ from these estimates.

4.2.3      Statement of income

Income, recognized on the accrual basis, includes income, charges and monetary or exchange gains and losses at official indices or rates, due on current and non-current assets and liabilities, including, when applicable, the effects of adjustments to present value of significant transactions, adjustments to market value or realization value, as well as the allowance for doubtful accounts recorded at a limit considered sufficient to cover possible losses on the realization of accounts receivable.

Revenue from the sale of products is recognized in the statement of income when the risks and rewards of ownership have been transferred to the buyer.   Revenue from services rendered is recognized in the statement of income in proportion to the stage of completion of the service.

4.2.4     Cash and cash equivalents

Cash and cash equivalents are represented by short-term investments of high liquidity which are readily convertible into cash, with maturity within  three months or less of the date of acquisition.

4.2.5     Marketable securities

The Company classifies marketable securities on initial recognition, based on Management’s strategies for these securities in the following categories:

•       Securities for trading are stated at fair value. Interest, monetary updating and changes resulting from the valuation to fair value are recorded in the income statement when incurred.

•       Securities available for sale are stated at fair value. Interest and monetary updating are recorded in the income statement, when incurred, while the changes resulting from valuation to fair value are recorded in equity valuation adjustments, in shareholders’ equity, and transferred to the income statement for the year, upon settlement.

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

•       Securities held until maturity are stated at cost of acquisition, plus interest and monetary updating, which are recorded in the income statement when incurred.

4.2.6   Inventories

Inventories are presented as follows:

•       Raw material comprises mainly the stocks of petroleum, which are stated at the average value of the costs for importing and production, adjusted, when applicable, to their realization value;

•       Oil and alcohol products are stated at the average cost of refining or purchase, adjusted, when applicable, to their realization value;

•       Materials and supplies are stated at the average purchase cost which does not exceed replacement cost. Imports in transit are stated at the identified cost.

4.2.7   Corporate investments

Investments in subsidiaries, jointly controlled subsidiaries and also in affiliated companies over which management has significant influence, and in other companies which are part of the same group or under common control, are valued by the equity accounting method.

4.2.8   Property, plant and equipment

They are stated at the cost of acquisition, restated monetarily until December 31, 1995 for the companies headquartered in Brazil, and until fiscal year 2002 for the companies headquartered in Argentina, and the rights that have as objects tangible assets intended for the maintenance of the Company’s activities, resulting from transactions that transfer the benefits, risks and control of these assets, are stated at fair value or, if lower, by the present value of the minimum payments of the contract.

The equipment and facilities for petroleum and gas production related to the respective developed wells are appreciated according to the monthly volume of production in relation to the proven and developed reserves of each producing field.  The straight line method is used for assets with a useful life shorter than the life of the field or for assets that are linked to fields in various stages of production.  Other equipment and assets not related to petroleum and gas production are appreciated by the straight line method according to their estimated useful life.

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

Expenditure on exploration and development of petroleum and gas production is recorded according to the successful efforts method. This method establishes that the development costs of the production wells and the successful exploration wells, linked to economically viable reserves, are capitalized, while the geology and geophysics costs should be considered expenses for the period in which they occur and the cost of dry exploration wells and the costs linked to non-commercial reserves should be recorded in the income statement when they are thus identified.

Capitalized costs are depreciated using the unit of production method in relation to the proven, developed reserves. These reserves are estimated by the Company’s geologists and petroleum engineers according to international standards and are reviewed annually or when there are indications of material changes.

Material expenses incurred with maintenance of the industrial units and ships, which include spare parts, dismantling and assembly services, amongst others, are recorded in property, plant and equipment. These stoppages occur in programmed periods, on average every four years, and the respective expenses are depreciated as a production cost until the beginning of the following stoppage.

4.2.9   Intangible assets

They are stated at the cost of acquisition, less accumulated amortization and impairment losses. They comprise rights and concessions that include, mainly, the signing bonus paid for obtaining concessions for exploration of petroleum or natural gas and public service concessions, in addition to trademarks and patents, software and goodwill from expectations of future profitability resulting from acquisition of a controlling interest (subsidiaries and jointly controlled subsidiaries). Goodwill resulting from acquisition of an interest in affiliated companies is presented in the investment.

The signing bonuses are amortized by the unit of production method in relation to the total proven reserves, while the other intangible assets are amortized on a straight line basis according to their estimated useful life.

4.2.10     Deferred charges

The Company maintained the balance of deferred assets as of December 31, 2008 in the individual statement, which will continue to be amortized in up to 10 years, subject to impairment testing in conformity with Law 11941/09.

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

4.2.11     Decrease to recoverable value  – Impairment

The Company values the items of property, plant and equipment, intangible assets with a definite useful life and deferred charges (individual) when there are indications they will not recover their book values. The assets that have an indefinite useful life, such as goodwill for expectations of future profitability, are tested for impairment annually, regardless of whether there are indications of impairment or not.

When applying the impairment test to the recoverable value of assets, the carrying value of an asset or a cash generating unit is compared with its recoverable value.   The recoverable value is the higher value between the net sales value of an asset and its value in use.  Considering the particularities of the Company’s assets, the recoverable value used for evaluation of the impairment test  to recoverable value is the value in use, except when specifically indicated.

This use value is estimated based on the present value of future cash flows, resulting from the company’s best estimates.  The cash flows resulting from continuous use of the related assets are adjusted by the specific risks and use the pre-tax discount rate.  This rate is derived from the structured post-tax rate in the weighted average cost of capital (WACC). The main assumptions for the cash flows are:  prices based on the last strategic plan published, production curves associated with existing products in the Company’s portfolio, market operating costs and investments needed for carrying out the projects.

These evaluations are made at the lowest level of assets for which there are identifiable cash flows. Assets connected with the exploration and development of petroleum and gas production are reviewed annually, field by field, in order to identify possible losses on recovery based on the estimated future cash flow.

Reversal of previously recognized losses is permitted, except in relation to the decrease in the value of goodwill for expectations of future profitability.

4.2.12     Loans and financing

They are initially recognized  at fair value less transaction costs incurred and, after initial recognition, are stated at amortized cost using the effective interest rate method.

4.2.13     Contracts with transfer of benefits, risks and control of assets

The Company records the rights that have as their objects tangible assets intended for the maintenance of the Company’s activities resulting from operations that transferred the benefits, risks and control of these assets, as well as their correlated liability,  in its property, plant and equipment at their fair value or, if lower, at the present value of the minimum payments of the contract.

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

4.2.14     Abandonment of wells and dismantling of areas

The future liability for abandonment of wells and dismantling the production area is stated at its present value, discounted at a risk free rate and is fully recorded at the time of the declaration of commercial viability of each field, as part of the costs of the related assets (property, plant and equipment) as a contra entry to the provision recorded in the liabilities that will bear these expenses.  The interest incurred through the updating of the provision are classified as financial expenses.

4.2.15     Derivative financial instruments and hedge operations

All the derivative instruments were recognized in the Company’s balance sheet, both in assets and in liabilities, and are stated at fair value.

In the operations with derivatives, for hedge against variations in the prices of oil and oil products and currency, the gains and losses resulting from the changes in fair value are recorded in the financial results.

For cash flow hedges, the gains and losses resulting from the changes in their fair value are recorded in equity valuation adjustments, in shareholders’ equity, until their settlement.

4.2.16     Income tax and social contribution

These taxes are calculated and recorded based on the effective rates in force on the date of preparation of the financial statements. The deferred taxes and social contributions are recognized as a result of temporary differences, tax loss carryforwards and negative basis of social contribution, when applicable.

4.2.17     Employee benefits

Provisions are recorded for the actuarial commitments with pension and retirement plans and the healthcare plan, based on an actuarial calculation prepared annually by an independent actuary, in accordance with the projected credit unit method, net of the guarantor assets of the plan, when applicable, and the costs referring to the increase in the present amount of the liability, resulting from the service provided by the employee, recognized during the employees’ time of service.

The projected credit unit method considers each period of service as a generating fact for an additional unit of benefit, which is accumulated for the computation of the final obligation.  Additionally, other actuarial assumptions are used, such as estimates of the evolution of costs with healthcare benefits, biological and economic hypotheses and, also, past data on expenses incurred and contributions from employees.

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

The actuarial gains and losses resulting from adjustments based on experience and on changes in the actuarial assumptions are included or excluded, respectively, when determining the net actuarial commitment and are amortized over the average period of service remaining for the active employees.

The Company also contributes to the national pension and social security plans of international subsidiaries, whose percentages are based on the payroll, and these contributions are taken to the income statement when incurred.

4.2.18     Government subsidies and assistance

Government subsidiaries for investments are recognized as revenue throughout the period, compared with the expenses that it intends to offset on a systematic basis, and are applied in Petrobras in the following manner:

•   Subsidies for re-investments: in the same proportion as the depreciation of the asset, and

•   Direct subsidies related to the operating profit: directly in the income statement.

The amounts allocated in the income statement will be distributed to the tax incentive reserve, in shareholders’ equity.

5        Cash and cash equivalents

	R$ thousand
	Consolidated		Parent company
	06.30.2010	12.31.2009	06.30.2010	12.31.2009

Cash and banks	2,861,536	2,853,964	88,255	645,862
Interest earning bank deposits
- In Brazil
Exclusive investment funds:
.Exchange
.Interbank deposit	8,897,419	10,636,809	7,013,611	8,428,509
Government bonds	1,773,802	6,992,964
Credit rights			3,399,652	3,442,384
Financial investment funds:
.Exchange	3,115	4,008
.Interbank deposit	1,433,271	1,283,825
Others	482,868	205,567	222,318	114,085
	12,590,475	19,123,173	10,635,581	11,984,978
- Abroad
. Time deposit	7,296,708	5,423,782	6,420,859	3,950,737
. Fixed interest security	1,461,147	1,633,309	697,143	216,536
	8,757,855	7,057,091	7,118,002	4,167,273

Total financial investments	21,348,330	26,180,264	17,753,583	16,152,251
Total cash and cash equivalents	24,209,866	29,034,228	17,841,838	16,798,113

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

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The financial investments in Brazil have immediate liquidity and comprise quotas in exclusive funds, whose proceeds are invested in federal government bonds and derivative operations, executed by the managers of the funds, with  US dollar futures contracts and interbank deposits (DI) guaranteed by the Brazilian Futures and Commodities Exchange (BM&F), as presented in note 31. The exclusive funds do not have material financial obligations and are limited to the obligations of daily adjustments of the positions on the BM&F, audit services, service fees related to the custody of assets and execution of financial operations and other administrative expenses. The balances of financial investments are recorded at cost, plus accrued income, which is recognized proportionally up to the balance sheet date at amounts not exceeding their respective market values.

At June 30, 2010, the Parent company had amounts invested in the Petrobras System’s non-standard credit investment fund (FIDC-NP). This investment fund is intended predominantly for acquiring performing and/or non-performing credit rights from operations carried out by companies of the Petrobras System and aims at optimizing the financial management of the cash of the Parent company and its subsidiaries. The assignments of credit rights recorded in the current liabilities of the Parent Company in the amount of R$ 16,094,407 thousand (R$ 14,318,379 thousand at December 31, 2009) were offset in Consolidated with the amounts invested in the FIDC-NP. The investments in government bonds in the  FIDC-NP are recorded under Cash and cash equivalents (Consolidated) according to their respective realization terms.

At June 30, 2010 and at December 31, 2009, the Company and its subsidiaries PifCo and Brasoil had amounts invested abroad in an investment fund that held, amongst others, debt securities of companies of the Petrobras System and a specific purpose entity related to the Company’s projects, mainly the CLEP, Malhas, Marlim Leste (P-53) and Gasene projects, equivalent to    R$ 15,028,765 thousand (R$ 12,724,142 thousand at December 31, 2009.) These amounts refer to the consolidated companies and were offset against the balance of financing in  current and non-current liabilities.

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6        Trade accounts receivable

6.1    Trade accounts receivable, net

	R$ thousand
	Consolidated		Parent company
	06.30.2010	12.31.2009	06.30.2010		12.31.2009

Clients
Third parties	17,012,742	15,129,275	2,714,813		2,187,257
Related parties (Note 7.1)	551,270	1,117,339	51,678,718	(*)	56,973,820
Others	4,493,916	3,646,083	3,788,930		3,731,629
	22,057,928	19,892,697	58,182,461		62,892,706

Less: allowance for doubtful accounts	(2,742,027)	(2,542,302)	(433,582)		(306,110)
	19,315,901	17,350,395	57,748,879		62,586,596

Less: non-current trade accounts receivable, net	(3,354,319)	(3,288,040)	(41,833,299)		(49,742,215)

Short-term accounts receivable, net	15,961,582	14,062,355	15,915,580		12,844,381

(*) It does not include the balances of the dividends receivable of R$ 1.012.013 thousand as of  June 30, 2010 (R$ 2,508,981 thousand as of December 31, 2009), reimbursements receivable of R$ 712,295 thousand as of June 30, 2010 (R$ 1,511,022 thousand as of December 31, 2009) and a Credit Assignment Investment Fund of R$ 5,510,865 thousand as of June 30, 2010 (R$  4,678,719 thousand at December 31, 2009).

6.2    Changes in the allowance for doubtful accounts

	R$ thousand
	Consolidated		Parent company
	06.30.2010	12.31.2009	06.30.2010	12.31.2009
Opening balance for the year	2,542,302	2,813,902	306,110	291,265
Additions (*)	277,388	246,126	131,802	36,909
Write-offs (*)	(77,663)	(517,726)	(4,330)	(22,064)
Closing balance	2,742,027	2,542,302	433,582	306,110

Current	1,703,502	1,545,853	433,582	306,110
Non-current	1,038,525	996,449

(*) It includes exchange variations in the allowance for doubtful accounts recorded in companies abroad.

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

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7        Related party transactions

Petrobras carries out commercial transactions with its subsidiaries and special purpose entities under normal market conditions. The transactions for the purchase of oil and oil products carried out by Petrobras with its subsidiary PifCo have longer settlement terms due to the fact that PifCo is a subsidiary created for this purpose, with the levying of the due charges in the period. The passing on of prepayments for exports is carried out at the same rates as those obtained by the subsidiary. Intercompany loans are made in accordance with market conditions and applicable legislation.

At June 30, 2010 and December 31, 2009, losses were not expected on the realization of these accounts receivable.

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06.01 - NOTES TO QUARTERLY INFORMATION

7.1  Assets

	R$ thousand
	PARENT COMPANY
	CURRENT ASSETS			NON-CURRENT ASSETS					TOTAL ASSETS
	Accounts receivable, mainly for sales	Cash and cash equivalents and marketable securities	Dividends receivable	Advance for capital increase	Amounts related to construction of gas pipeline	Loans	Other operations	Reimbursement receivable
SUBSIDIARIES (*)
Petroquisa
BR Distribuidora	1,205,981					190,443	394,556		1,790,980
Gaspetro	831,363		145,234	3	934,299	15,274			1,926,173
PifCo	4,404,249					4,272,503	3,451		8,680,203
PNBV
Downstream	168,686					212,291			380,977
Transpetro	540,525		357,648						898,173
PIB-BV Netherlands	235,950					842,202	66,143		1,144,295
Brasoil	10,873					33,688,645	6,679		33,706,197
BOC						139,542	455		139,997
Real estate investment fund
Petrobras Comercializadora Energia Ltda	70,494		161,544						232,038
Petrobras Biocombustível S.A.	46,076			4,766					50,842
Marlim Participações S.A
Breitener Energética						276,944			276,944
Thermoelectric power plants	644,855		330,882	106,381		227,522			1,309,640
Abreu e Lima Refinery	329,942		3						329,945
Cia Locadora de Equipamentos Petrolíferos
Cayman Cabiúnas Investment	19,271							236,003	255,274
Other subsidiaries	157,669		16,702	8,859			13,674		196,904
	8,665,934		1,012,013	120,009	934,299	39,865,366	484,958	236,003	51,318,582
SPECIFIC PURPOSE ENTITIES
Nova Transportadora do Nordeste - NTN	481,616							71,097	552,713
Nova Transportadora do Sudeste - NTS	468,238							34,618	502,856
Transportadora Urucu Manaus - TUM	215,809								215,809
PDET Off Shore								370,449	370,449
Transportadora Gasene S.A
Credit Rights Investment Fund (**)	(535,617)	6,046,483							5,510,866
Other SPEs	74,538							128	74,666
	704,584	6,046,483						476,292	7,227,359
AFFILIATED COMPANIES	364,952			3,000					367,952
06/30/2010	9,735,470	6,046,483	1,012,013	123,009	934,299	39,865,366	484,958	712,295	58,913,893
12/31/2009	7,308,859	5,159,950	2,508,981	295,107	973,404	47,837,083	78,137	1,511,022	65,672,543

(*) It includes its subsidiaries and jointly controlled subsidiaries.

(**) Composed of (R$ 887,970) in assigned / performed receivables and R$ 352,353 in prepaid expenses.

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06.01 - NOTES TO QUARTERLY INFORMATION

R$ thousand
Interest rates for active loans

Index	06.30.2010	12.31.2009

TJLP + 5% p.a.	46,149	49,432
LIBOR + 1 to 3% p.a.	35,720,127	44,797,544
1.70% p.a.	212,291	223,917
101% of CDI	159,568	171,474
14.5% p.a.	77,431	77,175
IGPM + 6% p.a.	150,090	146,223
Other rates	3,499,710	2,371,318
	39,865,366	47,837,083

Bolivia-Brazil gas pipeline

The section of the Bolivia-Brazil gas pipeline in Bolivia is the property of the company Gás Transboliviano S.A. (GTB), in which Gaspetro holds a minority interest (11%).

A US$ 350 million turnkey contract for the construction of the Bolivian section of the pipeline was entered into with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB), which was subsequently passed on to GTB, and it is being paid off in the form of transport services over 12 years, since January 2000.

At June 30, 2010 the balance of the rights for future transport services, on account of costs already incurred in the construction up to that date, plus interest of 10.7% p.a., is                      R$ 310,512 thousand (R$ 338,558 thousand at December 31, 2009), of which R$ 195,134 thousand is classified in long term receivables as an advance to suppliers (R$ 231,045 thousand at December 31, 2009) which includes the amount of R$ 103,923 thousand (R$ 101,912 thousand at December 31, 2009) related to the acquisition in advance of the right to transport 6 million cubic meters of gas for a period of 40 years (TCO - Transportation Capacity Option).

The Brazilian section of the gas pipeline is the property of Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. (TBG), a subsidiary of Gaspetro. At June 30, 2010, Petrobras’ total receivable from TBG for management, forwarding of costs and financing related to the construction of the gas pipeline and the acquisition in advance of the right to transport 6 million cubic meters of gas for a period of 40 years (TCO) was R$  934,299 thousand (R$ 973,404 thousand at December 31, 2009), and is classified under long-term assets as accounts receivable, net.

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7.2  Liabilities

	R$ thousand
	PARENT COMPANY
	CURRENT LIABILITIES						NON-CURRENT LIABILITIES

	Suppliers, mainly for purchases of oil and oil products	Advances from clients	Affreightment of Platforms	Contractual commitments with transfer of benefits, risks and control of assets	Assigned receivables flow - FIDC	Other operations	Contractual commitments with transfer of benefits, risks and control of assets	Loans	Other operations	TOTAL LIABILITIES
SUBSIDIARIES (*)
Petroquisa
BR Distribuidora	(180,557)	(10,125)							(344,241)	(534,923)
Gaspetro	(423,009)	(329,203)								(752,212)
PifCo	(20,025,459)	(118,674)							(412,724)	(20,556,857)
PNBV	(73,256)		(1,570,168)							(1,643,424)
Downstream	(86,896)									(86,896)
Transpetro	(1,086,332)					(50)				(1,086,382)
PIB-BV Netherlands	(484,200)	(5,848)				(5)				(490,053)
Brasoil
Breitener Energética
Thermoelectric power plants	(258,185)			(22,457)			(588,792)			(869,434)
Marlim Participações S.A				(365,375)			(312,447)			(677,822)
Petrobras Biocombustível S.A.
Cia Locadora de Equipamentos Petrolíferos				(1,729,385)			(2,269,495)			(3,998,880)
Cayman Cabiunas Investment Co.
Other subsidiaries	(100,459)	(4,856)	(14,558)	(16,662)		(27)	(172,440)			(309,002)
	(22,718,353)	(468,706)	(1,584,726)	(2,133,879)		(82)	(3,343,174)		(756,965)	(31,005,885)
SPECIFIC PURPOSE ENTITIES
PDET Offshore				(179,682)		(138,943)	(1,499,956)			(1,818,581)
Nova Transportadora do Nordeste - NTN				(106,262)			(1,160,150)			(1,266,412)
Nova Transportadora do Sudeste - NTS				(101,302)			(1,095,377)			(1,196,679)
Charter Development LLC				(164,833)			(3,220,522)			(3,385,355)
Barracuda Caratinga Leasing Co BV
Gasene Participações S/A				(147,788)			(5,766,246)			(5,914,034)
Credit Rights Investment Fund					(16,094,407)					(16,094,407)
Other SPEs
				(699,867)	(16,094,407)	(138,943)	(12,742,251)			(29,675,468)
AFFILIATED COMPANIES	(88,574)	(6)						(51,668)		(140,248)

06/30/2010	(22,806,927)	(468,712)	(1,584,726)	(2,833,746)	(16,094,407)	(139,025)	(16,085,425)	(51,668)	(756,965)	(60,821,601)
12/31/2009	(29,723,334)	(751,716)	(1,394,118)	(3,502,082)	(14,318,379)	(139,027)	(10,903,870)	(49,359)	(855,580)	(61,637,465)

(*) It includes its subsidiaries and jointly controlled subsidiaries.

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7.3  Results

	R$ thousand
	Parent company
	Results			TOTAL RESULTS
	Operating income, mainly from sales	Net financial income (expenses)	Exchange and monetary variations, net

SUBSIDIARIES (*)
Petroquisa	119,725	11	4,183	123,919
BR Distribuidora	27,428,464	(6,166)	22,295	27,444,593
Gaspetro	2,235,740	91,259	32,932	2,359,931
PifCo	10,844,769	(434,258)	(465,689)	9,944,822
PNBV		(642)	(42,460)	(43,102)
Downstream	1,600,414	2,011	17,007	1,619,432
Transpetro	278,679	3	14,744	293,426
PIB-BV Netherlands	51,544	4,476	10,298	66,318
Brasoil		608,857	1,194,590	1,803,447
BOC
Petrobras Comercializadora Energia Ltda	162,850	1,231	4,138	168,219
Thermoelectric power plants	10,420	(45,359)	8,523	(26,416)
Marlim Participações S.A		(27,002)	609	(26,393)
Cia Locadora de Equipamentos Petrolíferos		(224,502)		(224,502)
Abreu e Lima Refinery	119,258			119,258
Petrobras Biocombustível
Cayman Cabiunas Investment Co.
Other subsidiaries	177,590	(11,918)	(6,242)	159,430
	43,029,453	(41,999)	794,928	43,782,382
SPECIFIC PURPOSE ENTITIES
Nova Transportadora do Nordeste - NTN		(55,865)		(55,865)
Nova Transportadora do Sudeste - NTS		(38,719)		(38,719)
Transportadora Urucu Manaus - TUM	47,394			47,394
PDET Offshore		(46,688)		(46,688)
Charter Development LLC		(308,057)	(99,339)	(407,396)
Gasene Participações S/A		(91,053)		(91,053)
Transportadora Gasene	74,676			74,676
Barracuda & Caratinga Leasing		(2,374)	(12,068)	(14,442)
Credit Rights Investment Fund		133,424		133,424
Other SPEs		(901)		(901)
	122,070	(410,233)	(111,407)	(399,570)
AFFILIATED COMPANIES	5,395,977	(1,654)	(1,089)	5,393,234
06/30/2010	48,547,500	(453,886)	682,432	48,776,046
06/30/2009	39,904,423	759,787	(4,450,210)	36,214,000

(*) It includes its subsidiaries and jointly controlled subsidiaries.

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7.4  Guarantees obtained and granted

Petrobras has a policy of granting guarantees to its subsidiaries for certain financial operations carried out abroad.

The guarantees offered by Petrobras are made based on contractual clauses that support the financial operations between the subsidiaries and third parties, guaranteeing the purchase of the debt in the event of default on the part of the subsidiaries.

At June 30, 2010 and December 31, 2009, the financial operations carried out by these subsidiaries and guaranteed by Petrobras present the following balances to be settled:

	R$ thousand
Date of maturity	06.30.2010						12.31.2009
of operations	PNBV	PifCo	PIB-BV	Ref. Abreu e Lima	TAG	Total	Total
2010	3,774,143	2,882,400	321,792			6,978,335	4,927,213
2011	1,209,047	434,792				1,643,839	1,302,505
2012	711,593	1,981,650	90,075			2,783,318	2,705,825
2013	133,987	674,141				808,128	799,578
2014	545,855	1,297,489	180,150			2,023,494	2,044,249
2015 onwards	5,889,513	20,558,718	540,450	9,386,172	5,409,622	41,784,475	38,671,761
	12,264,138	27,829,190	1,132,467	9,386,172	5,409,622	56,021,589	50,451,131

Petrobras has been importing and exporting equipment and material pursuant to Decree 4543/2002, which governs the special customs regime for exporting and importing assets intended for research activities and exploitation of oil and natural gas deposits (Repetro). The benefit of these operations made via Repetro is the temporary suspension of federal taxes for the period in which the aforementioned materials and equipment remain in Brazil.  An appropriate surety, signed by third parties, as a way of guaranteeing the payment of the suspended taxes, is required.

The appropriate sureties are being granted by Petrobras Distribuidora S/A (BR) and Petrobras Gás S/A (Gaspetro) and the remuneration charged is fixed at 0.30% p.a. on the amount of federal taxes that are suspended.

In the period from January to June 2010, the annual expenses incurred by Petrobras for obtaining the appropriate sureties were:

	R$ thousand
	Jan-Jun/2010	Jan-Jun/2009
BR	8,423	10,122
Gaspetro	7,256	4,294
Total	15,679	14,416

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7.5  Transactions with affiliated companies, government entities and pension funds

The Company is controlled by the Federal Government and carries out various transactions with government entities in the normal course of its operations.

Significant transactions with government entities and a pension fund resulted in the following balances:

	R$ thousand
	Consolidated
	06.30.2010		12.31.2009
	Assets	Liabilities	Assets	Liabilities
Affiliated companies	379,029	163,867	949,481	165,307
Braskem	61,118	114,169	593,931	75,508
Quattor	237,019	20,414	259,539	40,899
Ueg Araucária		2,188		550
Deten Química	371		11,179
Other affiliated companies	80,521	27,096	84,832	48,350

Government entities and pension funds	11,007,846	55,055,992	16,172,117	49,156,858
Petros (Pension fund)		166,831		523,284
Banco do Brasil S.A.	1,097,334	9,306,954	1,484,332	7,294,305
BNDES	2,785	36,384,986	1,085	34,928,827
Caixa Econômica Federal	1,368	5,615,907	571	3,952,649
Federal government - Proposed dividends		563,750		562,575
Deposits subject to legal proceedings (CEF and BB)	2,013,864		1,716,089	62,936
Petroleum and alcohol account - Federal government credits	818,226		816,714
Government bonds	6,507,085		11,560,978
National Agency for Petroleum, National Gas and Biofuels		2,534,892		1,321,702
Others	567,184	482,672	592,348	510,580
	11,386,875	55,219,859	17,121,598	49,322,165

Current	3,383,577	15,026,079	9,915,867	5,981,885
Non-current	8,003,298	40,193,780	7,205,731	43,340,280

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06.01 - NOTES TO QUARTERLY INFORMATION

The balances are classified in the Balance Sheet as follows:

	R$ thousand
	Consolidated
	06.30.2010		12.31.2009
	Assets	Liabilities	Assets	Liabilities
Current assets	3,383,577		9,915,867
Cash and cash equivalents	2,642,639		8,368,789
Trade accounts receivable	218,989		74,409
Other current assets	521,949		1,472,669

Non-current assets	8,003,298		7,205,731
Petroleum and alcohol account - Federal government credits	818,226		816,714
Deposits subject to judicial proceedings	2,015,047		1,716,089
Advances for pension plan
Marketable securities	4,738,182		4,582,648
Other assets	431,843		90,280

Current liabilities		15,026,079		5,981,885
Financing		11,639,901		2,835,604
Dividends and interest on shareholders' equity		563,750		691,017
Other current liabilities		2,822,428		2,455,264

Non-current liabilities		40,193,780		43,340,280
Financing		39,994,985		43,209,637
Other non-current liabilities		198,795		130,643
	11,386,875	55,219,859	17,121,598	49,322,165

7.6  Remuneration of the Company’s key personnel

The total remuneration for short-term benefits for the Company’s key personnel during the first half of 2010 was R$ 4,364 thousand (R$ 4,053 thousand in the first half of 2009), referring to seven officers and nine board members.

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8        Inventories

	R$ thousand
	Consolidated		Parent company
	06.30.2010	12.31.2009	06.30.2010	12.31.2009
Products:
Oil products (*)	6,190,352	5,746,231	4,520,672	4,051,752
Alcohol (*)	476,707	471,914	258,261	237,196
	6,667,059	6,218,145	4,778,933	4,288,948

Raw materials, mainly crude oil (*)	9,437,505	9,724,432	7,331,708	7,260,937
Maintenance materials and supplies (*)	3,360,785	3,294,774	2,935,377	2,880,019
Others	333,343	249,275	57,744	32,845
Total	19,798,692	19,486,626	15,103,762	14,462,749

Current	19,680,463	19,447,693	15,000,570	14,437,132
Non-current	118,229	38,933	103,192	25,617

(*)   Includes imports in transit.

9        Petroleum and alcohol accounts - STN

In order to settle accounts with the Federal Government pursuant to Provisional Measure 2181, of August 24, 2001, after providing all the information required by the National Treasury Department - STN, is seeking to settle the remaining differences between the parties.

At June 30, 2010, the balance of the account was R$ 818,226 thousand and this can be settled up by the Federal Government by issuing National Treasury Notes in an amount equal to the final balance for the settling of accounts or through offsetting against other amounts that Petrobras may be owing the Federal Government at the time, including tax related amounts or a combination of the foregoing operations.

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10   Marketable securities

	R$ thousand
	Consolidated		Parent company
	06.30.2010	12.31.2009	06.30.2010	12.31.2009
Available for sale	5,014,530	4,467,830	4,354,871	4,171,047
Trading	90,916
Held until maturity	279,084	294,953	2,655,727	1,726,339
	5,384,530	4,762,783	7,010,598	5,897,386
Less: current portion of securities	743,624	123,824	2,646,831	1,717,566
Non-current portion of securities	4,640,906	4,638,959	4,363,767	4,179,820

The securities, classified as long-term assets, are composed as follows:

	R$ thousand
	Consolidated		Parent company
	06.30.2010	12.31.2009	06.30.2010	12.31.2009
Available for sale	5,014,530	4,467,830	4,354,871	4,171,047
Trading	90,916
Held until maturity	279,084	294,953	2,655,727	1,726,339
	5,384,530	4,762,783	7,010,598	5,897,386
Less: current portion of securities	743,624	123,824	2,646,831	1,717,566
Non-current portion of securities	4,640,906	4,638,959	4,363,767	4,179,820

The Series B National Treasury Notes (NTN-B) were given as a guarantee to Petros, on October 23, 2008, after signing the financial commitment agreement entered into between Petrobras and subsidiaries that are sponsors of the Petros Plan, unions and Petros, for settling of obligations with the pension plan.  The face value of the NTN-B is indexed to the variation of the Amplified Consumer Price Index (IPCA). The interest coupons will be paid half-yearly at the rate of 6% p.a. on the updated face value of these notes and the maturities are in 2024 and 2035.

At June 30, 2010, the Parent company had resources invested in a non standard credit assignment investment fund (FIDC-NP), related to non-performing credit rights of its operating activities in the amount of R$ 2,646,831 thousand and R$ 1,717,566 thousand at December 31, 2009.

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11   Project financing

Petrobras carries out projects jointly with Brazilian and international financial agents and  with companies in the petroleum and energy sector for the purpose of making feasible the investments needed in the business areas in which the Company operates.

11.1    Specific purpose entities

The project financing is made feasible through specific purpose entities (SPE), whose activities are, in essence, controlled by Petrobras through contractual commitments with the transfer of assumed benefits, risks and control and on the termination of each contract the Company has the right to exercise its option for purchase of the assets or the total number of common shares of the SPEs.

a) Projects with assets in operation

The assets and liabilities originating from these contractual commitments are recognized in the individual financial statements of Petrobras as from the entry into operation of these assets and they are inserted in notes 14.1 and17, respectively.

Project	Description	Main guarantees

Barracuda and Caratinga

Make the development of the production of the Barracuda and Caratinga fields in the Campos Basin viable. The SPE, Barracuda e Caratinga Leasing Company B.V. (BCLC) is responsible for setting up all the assets (wells, submarine equipment and production units) required for the project. It is also the owner of them.

Guarantee provided by Brasoil to cover BCLC's financial needs.
PDET

PDET Offshore S.A. is the owner of the project's  assets and its purpose is to improve the infrastructure for transfer of the oil produced in the Campos Basin to the refineries in the Southeast Region and for export.   These assets have been leased to Petrobras until 2019.

All the project's assets

Malhas

A consortium between Transpetro, Transportadora Associada de Gás (TAG), formerly TNS, Nova Transportadora do Sudeste (NTS) and Nova Transportadora do Nordeste (NTN). NTS and NTN contribute to the consortium through building assets related to the transport of natural gas.  TAG (a company fully owned by Gaspetro) provides assets already built previously.  Transpetro contributes as operator of the gas pipelines.

Prepayments based on transport capacity to cover any eventual consortium cash shortages.

Gasene

Transportadora Gasene S.A. is responsible for the construction and future ownership of pipelines for transport of natural gas with a total length of 1.4 thousand kilometers and a transport capacity of 20 million cubic meters per day, connecting the Cabiúnas Terminal in Rio de Janeiro to the city of Catu, in the state of Bahia.

The first segment of the Gasene project, the Cabiúnas-Vitória gas pipeline, entered into operation on November 10, 2008. The second segment of the Cacimbas-Catu gas pipeline entered into operation on May 1, 2010.

Pledge of credit rights. Pledge of the shares of the SPE. Purchase and sale option of the shares of the SPE

Marlim Leste (P-53)

To develop the production of the Marlim Leste field, Petrobras will use a stationary production unit , P-53, which has been chartered from Charter Development LLC. The bare boat charter agreement, executed in November 2009,  will be valid for a period of 15 years as from March 2010.

All the project's assets will be given in guarantee.

Others (Albacora, Albacora/Petros and PCGC)		Ownership of the assets or payment of an additional lease in the event the revenue is not sufficient to meet obligations with financiers.

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b) Project financing in progress

The assets originating from project financing in progress will be recorded in the property, plant and equipment of the parent company  when these assets enter into operation and they are inserted in note 14 of the consolidated statements of Petrobras.

Project	Description	Main guarantees

Amazônia US$ 2.1 billion (*)

Construction of 385 km of gas pipeline between Coari and Manaus, and 285 km of LPG pipeline between Urucu and Coari, both of which are under the responsibility of Transportadora Urucu Manaus S.A.; and the construction of a 488 MW thermal electric power station through Companhia de Geração Termelétrica Manauara S.A., which was taken over by Transportadora Urucu Manaus in June 2010.

Pledge of credit rights. Pledge of the shares of the SPE.

Mexilhão US$ 756 million (*)

Construction of a platform (PMXL-1) for production of natural gas in the Mexilhão and Cedro fields in the Santos Basin, which will be held by Companhia Mexilhão do Brasil (CMB), which will be responsible for obtaining the funds needed to build the platform.  After it has been built, PMXL-1 will be leased to Petrobras, which holds the concession for exploration and production in the aforementioned fields.

Pledge of credit rights. Pledge of the shares of the SPE.

Modernization of Revap US$ 1.65 billion (*)

The objective of this project is to increase the heavy oil processing capacity of the Henrique Lage Refinery (Revap), bringing the diesel it produces into line with new Brazilian specifications and reducing pollution emission levels.  To do this, the SPE, Cia. de Desenvolvimento e Modernização de Plantas Industriais (CDMPI) was created, which will build and lease to Petrobras a delayed coking plant, a coke naphtha hydro-treatment unit and related units to be installed in this refinery.

The Executive Committee authorized an additional payment of funds of US$ 750 million

Prepayments of leasing to cover any eventual cash shortages of CDMPI.

 (*) Estimated value of the investment in the project.

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c) Project concluded with the exercise of the purchase option

Project	Description	Main guarantees

Cabiúnas

A project with the purpose of increasing the transport capacity for the Campos Basin gas production.  With the termination of the lease agreement, on March 16, 2010 Petrobras exercised the purchase option for Cayman Cabiúnas Investment Co. Ltd (CCIC), SPE of the project.

Pledge of 10.4 billion m3 of gas. With the discontinuance of the project and the acquisition of CCIC by Petrobras the guarantees are being withdrawn.

11.2    Reimbursements receivable and Ventures under negotiation

The balance of reimbursements receivable, net of advances received, referring to the costs incurred by Petrobras on account of projects already negotiated with third parties is presented in note 7.1.

The ventures under negotiation, which comprise the expenses already realized by Petrobras  for which there are no defined partners, total R$ 137,571 thousand at June 30, 2010           (R$ 752,107 thousand at December 31, 2009).

These expenditures are recorded under long-term assets as structured financing in the individual statements of Petrobras and in property, plant and equipment in the consolidated financial statements.

12   Deposits in court

The deposits in court are presented according to the nature of the corresponding lawsuits:

	R$ thousand
	Consolidated		Parent company
	06.30.2010	12.31.2009	06.30.2010	12.31.2009
Labor	855,572	725,960	787,114	693,997
Tax (*)	1,117,458	888,324	844,306	661,620
Civil (*)	394,050	362,216	345,075	330,273
Others	17,614	12,188	4,920	4,897
Total	2,384,694	1,988,688	1,981,415	1,690,787

(*)      Net of deposits related to judicial proceedings for which a provision is recorded, when applicable.

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13   Investments

13.1     Investments on subsidiaries, jointly controlled subsidiaries and affiliated companies (Parent company)

	R$ thousand
	06.30.2010	12.31.200 9

Subsidiaries
Petrobras Distribuidora S.A. - BR	8,699,631	8,245,045
Petrobras Gás S.A. - Gaspetro	6,765,140	6,790,000
Petrobras Netherlands B.V. - PNBV	4,918,183	3,929,214
Petrobras Química S.A. - Petroquisa	3,607,777	3,048,002
Termorio S.A.	2,368,633	3,029,716
Companhia Locadora de Equipamentos Petrolíferos S.A. - CLEP	2,058,500	1,894,365
Petrobras Transporte S.A. - Transpetro	2,001,605	2,097,385
Comperj Petroquímicos Básicos S.A.	1,929,335	1,011,002
Refinaria Abreu e Lima S.A.	1,528,713	1,731,531
Braspetro Oil Services Company - Brasoil	1,174,795	895,337
Downstream Participações Ltda.	998,376	945,932
Petrobras Biocombustível S.A.	957,189	100,048
Termomacaé Ltda	702,906	934,302
Petrobras Comercializadora de Energia Ltda. - PBEN	366,515	344,422
FAFEN Energia S.A.	310,399	280,894
Termoceará Ltda.	256,661	236,332
Comperj Poliolefinas S.A.	248,962	136,692
Comperj PET S.A.	235,854	129,618
Baixada Santista Energia Ltda.	222,443	227,427
Sociedade Fluminense de Energia Ltda. - SFE	201,135	333,171
Usina Termelétrica de Juiz de Fora S.A.	130,392	147,066
Comperj MEG S.A	62,376	39,933
Comperj Estirênicos S.A.	61,032	31,933
Termobahia S.A.	35,637	58,333
Cordoba Financial Services GmbH	35,259	33
Breitener Energética S.A.	29,934	38,882
Petrobras Negócios Eletrônicos S.A. - E-Petro	24,912	24,420
Fundo de Investimento Imobiliário RB Logística - FII	2,097
Nova Marlim Participações S.A.	1,457	1,017
Comperj Participações S.A.	1	1
Marlim Participações S. A.		75,238
	39,935,849	36,757,291

Jointly controlled subsidiaries
Termoaçu S.A.	549,680	545,239
Brasil PCH S.A.	59,079	61,521
UTE Norte Fluminense S.A.	55,893	70,229
Ibiritermo S.A.	47,815	68,892
Participações em Complexos Bioenergéticos S.A. - PCBIOS	31,230	30,832
Cia Energética Manauara S.A	22,959	19,557
Brasympe Energia S.A.	13,240	13,714
Brentech Energia S.A.	9,650	4,032
Refinaria de Petróleo Riograndense S.A.	8,614	7
PMCC Projetos de Transporte de Álcool S.A.	3,024	3,166
GNL do Nordeste	4	38
	801,188	817,227

Affiliated companies
BRK - Investimentos Petroquímicos	1,903,256
Braskem	131,798
UEG Araucária Ltda.	127,171	130,117
Energética Camaçari Muricy I Ltda.	18,137	24,812
Arembepe Energia S.A.	17,782	9,714
Energética Suape II S.A.	6,373	1,635
Termelétrica Potiguar S.A.	2,918	4,502
Companhia Energética Potiguar	1,860	526
Energética Britarumã S.A.	33	33
Quattor Participações S.A.		403,636
	2,209,328	574,975
	42,946,365	38,149,493
Total investments	42,946,365	38,149,493

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13.2    Investments (Consolidated)

	R$ thousand
	06.30.2010	12.31.2009

Affiliated companies
BRK - Investimentos Petroquímicos	2,876,010
Braskem	847,386	1,195,388
Cruz Alta Participações S.A.	678,055
Petroritupano - Orielo	443,754	531,066
Petrowayu - La Concepción	344,868	390,031
Petrokariña - Mata	286,230	275,181
UEG Araucária	124,964	94,937
Copergás - Cia Pernambucana de Gás	80,261	83,396
Deten Química S.A.	78,075	68,855
Refinor	58,098	70,686
Quattor Participações S.A.		388,374
Other affiliated companies	460,788	362,720
	6,278,489	3,460,634

Goodwill in affiliated companies	1,718,304	1,712,320

Other investments	492,394	486,806
	8,489,187	5,659,760

13.3     Investments in listed companies

We present below the investments in publicly-held companies with shares traded on the stock markets:

				Quotation on stock
				exchange		Market value
	Lot of a thousand shares			(R$ per share)		R$
Company	06.30.2010	12.31.2009	Type	06.30.2010	12.31.2009	06.30.2010	12.31.2009

Subsidiaries
Petrobras Argentina (*)	678,396	678,396	ON	2.67	2.77	1,811,317	1,879,157
						1,811,317	1,879,157

Affiliated companies
Braskem	212,394	59,014	ON	10.77	12.44	2,287,483	734,134
Braskem	72,997	72,997	PNA	12.53	14.08	914,652	1,027,798
Quattor Petroquímica	45,420	51,111	PN	7.32	7.40	332,474	378,221
						3,534,609	2,140,153

(*) On January 1, 2009  Petrobras Energia Participaciones S.A. (PEPSA) was taken over by its subsidiary Petrobras Energia S.A. (PESA), which changed its company name to Petrobras Argentina S.A. (PESA).

Quotation for Pesa's shares on the Buenos Aires stock exchange.

The market value of these shares does not necessarily reflect the realizable value of a representative lot of shares.

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13.4    Other information

a)   Investments abroad

Acquisition of the entire Pasadena Refinery

In a decision handed down on April 10, 2009, in an arbitration process existing between Petrobras America Inc. (PAI) and others and Astra Oil Trading NV (ASTRA) and others, which was in progress in accordance with the arbitration rules of the International Centre for Dispute Resolution, the exercise of the put option exercised by ASTRA was confirmed as valid with respect to PAI and subsidiaries of the remaining 50% of the shares of ASTRA in Pasadena Refining Systems Inc. (PRSI) and in the correlated trading company. PRSI owns the Pasadena Refinery, with an operating office in Texas. The operating, management and financial responsibilities had already been transferred to PAI since September 17, 2008, based on a preliminary arbitration decision on October 24, 2008.

According to the arbitration decision on April 10, 2009, the amount to be paid for the remaining 50% shareholding interest in the refinery and in the trading company was fixed at US$ 466 million. The payment would be made in three installments, the first in the amount of US$ 296 million (originally due on April 27, 2009, according to the decision) and the following two payments in the amount of US$ 85 million each, with due dates fixed by the arbitrators for September 2009 and September 2010. The disputing parties presented requests for clarification to the arbitration panel on certain points of the decision, but on June 3, 2009 the arbitration panel decided to confirm “in totum” the original decision without presenting any further explanations.   The panel also decided that PAI should reimburse ASTRA the amount of US$ 156 million plus interest, paid by ASTRA to the bank BNP Paribas as a result of the closing of the line of credit held by the trading company.

The amounts corresponding to the purchase of the shares and the reimbursement of the payment of the guarantee by BNP to ASTRA  have been recognized in the accounting by the Company since the arbitration decision in April 2009.  At December 31, 2009, these amounts corresponded to US$ 488 million and US$ 177 million, respectively, already considering the interest due up to this date.

In March 2009 was recognized in the amount of R$ 341,179 thousand (USS 147,365 thousand), corresponding to the difference between the value of the net assets and the value defined by the arbitration panel.

Until now the parties have not reached an agreement with respect to finalization of various pending items existing between them, some of them  the object of double collection on the part of ASTRA, for signing the overall term of agreement that will put an end to the litigation and permit the payments that are the object of the arbitration decision.

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On August 4, 2010, the Federal Court of Houston accepted the defensive thesis  presented by PAI and dismissed the Action of Confirmation and Execution of the arbitration award  of April 10, 2009, brought by ASTRA (and others) against PAI (and subsidiaries), recognizing its incompetence to examine and adjudge the proceedings.  The court, therefore, reconsidered a decision in an interpretation contrary to that handed down on March 10, 2010. The request for partial annulment and alteration of the award formulated by PAI was not considered.

ASTRA may appeal this decision or seek confirmation and execution of the arbitration award before the State Court, in a venue that has already filed a suit against PAI precisely for the hypothesis in question, of extinguishment of the suit in progress in the Federal Court through incompetence of the court.

In May 2010, PAI also presented a request for partial annulment and alteration of the arbitration award before the State Court, in the case records of the "secondary" confirmatory action proposed by ASTRA.

In the same sense as the petitions presented in the Federal Court by both the parties, the transfer of the shares of PRSI and PRSI Trading from ASTRA to PAI through the put option was not the subject of questioning, and only the inappropriate management of the "discovery" by the arbitrators and questions linked to the implementation of the closing of the operation, inclusively with respect to the delivery of books and documents by ASTRA, was discussed.

It should be stressed that the arbitration decision that PAI acquired 100% of the shareholding interest of Astra Oil Trading NV in PRSI, which was not challenged by the parties, remains in force.

Judicial proceedings in which requests are made for reciprocal indemnifications made by the parties also continue in progress. Additionally, PRSI and the Trading Company are seeking recovery of certain accounting and fiscal books and records of these companies, incorrectly withheld by ASTRA and their lawyers.

Sale option of the Nansei Sekiyu refinery

On April 1, 2010 the Sumitomo Corporation (Sumitomo) informed its interest in exercising the right of sale to Petrobras of 12.5% of the shares of the capital of the Nansei Sekiyu K.K. refinery (Nansei). The rest of the shareholding capital is already owned by Petrobras since 2008.

Sumitomo also informed that its interest in the sale of the shares of Nansei is part of the rearrangement of its stakeholding in the oil products sector.

Petrobras and Sumitomo are still negotiating the final details based on the terms established in the shareholders’ agreement, and it is still necessary to finalize the calculations for determining the value of the payment to be made and for formalizing the documents that will reflect the substance of the transaction.

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Nansei has a refinery located in the Japanese province of Okinawa, with a processing capacity of 100 thousand barrels of light petroleum per day, and it produces high quality oil products at the standards of the Japanese market. It also has an oil and oil products terminal for storage of 9.6 million barrels and three wharves capable of receiving very large crude carriers (VLCC) of up to 280.000 tbp.

b) Investments in Brazil

Investment agreement between Petrobras, Petroquisa, Braskem, Odebrecht and Unipar

The investment agreement entered into on January 22, 2010, in accordance with a material fact disclosed to the market, established that the transaction for integration of the petrochemical interests will be achieved through the following steps: (i) the formation of a holding company, BRK Investimentos Petroquímicos S.A. (BRK), which now holds all the common shares issued by Braskem previously held by Odebrecht, Petroquisa and Petrobras (Petroquisa and Petrobras, jointly, the “Petrobras system”) (ii)  payments of funds into BRK, to be made in cash by Odebrecht and Petrobras; (iii) a capital increase from Braskem to be made in the form of a private subscription by its shareholders; (iv) acquisition by Braskem of the shares of Quattor Participações held by Unipar; and (v) acquisition by Braskem of 100% of the shares of Unipar Comercial e Distribuidora S.A. (Unipar Comercial) and of 33.33% of the shares of Polibutenos S.A. Indústrias Químicas (Polibutenos); and (vi) appropriation by Braskem of the shares of Quattor held by the Petrobras System.

On February 8, 2010, W.B.W., a subsidiary of Petroquisa, the holder of 31% of the voting capital of Braskem, was taken over by BRK. With this transaction, Odebrecht and the Petrobras System began the process for concentrating all their common shares issued by Braskem in BRK. As a result, BRK is now the holder of common shares issued by Braskem corresponding to 93.3% of its voting capital. The capital of BRK, in turn, was fully established through common shares held up by Petroquisa and Odebrecht.

Also on February 8, 2010 a shareholders’ agreement was entered into between the Petrobras System and Odebrecht which now regulates their relationship as shareholders of Braskem and BRK. The abovementioned shareholders’ agreement reflects the commitments of the Petrobras System and Odebrecht to high levels of corporate governance and aggregation of value for all the shareholders of Braskem.

In the terms of the shareholders’ agreement, all the issues that are within the competence of the General Shareholders’ Meeting and the Board of Directors will be approved by consensus between Odebrecht and the Petrobras System. In the election of the officers, including the chief executive officer, and in the approval of the business plan, specific rules of the shareholders’ agreement will be observed, which constitute an exception to the rule of consensus.

In compliance with what is established in the investment agreement, on March 30, 2010  Odebrecht contributed R$ 1 billion and, on April 5 2010 Petrobras contributed R$ 2.5 billion to BRK. After the transfer of the abovementioned funds, Odebrecht and the Petrobras System now hold 53.79% and 46.21% of the total capital of BRK, respectively.

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With the capital increase of BRK the following stage of the Investment Agreement was started, the private call for capital for Braskem S.A., which resulted in an  increase of around R$ 3.7 billion and which was finalized on April 14, 2010.

On April 27, 2010, Braskem acquired 60% of Quattor Participações from Unipar and, on May 10, 2010, 100% of Unipar Comercial and 33.33% of Polibutenos.

On June 18, 2010, the shares of Quattor Participações S.A. held by the Petrobras System were incorporated by Braskem through the issuing of 18,000,087 new common shares, where 14,358,067 were for Petrobras and 3,642,020 for Petroquisa.

After the transfers and the appropriation of the shares of Quattor Participações S.A., the Petrobras System now holds, directly and indirectly, 35.79% of the total capital of Braskem.

Additionally, at the end of the second quarter, Petrobras and the Odebrecht Group began negotiations for the adjustment of their direct and indirect interests in Braskem, aiming at reaching the difference in interest of 2.33% (more for Odebrecht) in the total capital, excluding treasury shares, defined in the Investment Agreement and published in a material fact on January 22, 2010. In this adjustment, forecast to take place in August 2010, the Odebrecht Group will transfer to Petrobras 1,515,433 registered preferred shares issued and held by Braskem.

Also within the Investment agreement, Petrobras agreed to acquire the shares that BNDESPAR holds in Rio Polímeros S.A. (Riopol). As a result of this transaction Petrobras will hold 10% of its total capital. On July 16, 2010, the Board of Directors of Petrobras approved the conditions for this transaction. Subsequently, Braskem and Riopol called a Special General Shareholders’ Meeting for approval of the merger of Riopol on August 30, 2010.

Also, on January 22, 2010, Odebrecht, the Petrobras System and Braskem executed a joint-venture agreement, the purpose of which is to regulate their commercial and corporate relationship in the Petrochemical Complex of Suape (Suape Complex) and the Petrochemical Complex of the State of Rio de Janeiro (COMPERJ).   The joint venture agreement establishes that Braskem will gradually assume the companies that develop the businesses of the Suape Complex.

With respect to the companies that develop the first and second petrochemical generations of COMPERJ, it was agreed that Braskem will assume these petrochemical businesses, observing agreed-upon conditions. These transactions are in harmony with the interest of Odebrecht and the Petrobras System in integrating their petrochemical interests in Braskem.

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The Company understands that the whole transaction is aligned with its strategic plan of operating in the petrochemical sector in a way that is integrated with its other businesses, adding value to its products and permitting more effective participation in Braskem. The transaction will also permit greater valorization of its participation in the petrochemicals sector as a result of the larger scale of a capital structure that is more appropriate to the challenges of global competition and  that the investment and shareholders' agreements provide the  Petrobras System a shareholding position that influences the preparation of the strategic, financial and operating strategies of the invested companies.

Petrobras Biocombustível acquires an interest in an ethanol refinery

On January 18 and March 31, 2010, entering the ethanol market, Petrobras Biocombustível paid R$ 105,000 thousand into the capital of Total Agroindústria Canavieira S/A, in accordance with a commitment established in the Minutes of the Special General Shareholders’ Meeting of December 22, 2009 to pay in the amount of R$ 150,000 thousand not later than March 2011, when it will then hold 40.4% of the capital.   The partnership will make it viable to expand the refinery to a total capacity of 203 million liters per year, with surplus electric power of 38.5 MW for trading, generated through the use of sugar cane bagasse.

Increase in the interest in the capital of Breitener Energética S.A.

Up till December 31, 2009, Petrobras held 30% of the capital of Breitener Energética S.A., a company established for the purpose of generating electric power, located in the city of Manaus, in the state of Amazonas. On February 12, 2010, 35% of the interest in the capital was purchased for R$ 3 thousand and Petrobras now holds shareholding control of the company. The evaluation of the fair value of the assets and liabilities has not been concluded and, therefore, preliminarily, a gain of R$ 17,362 thousand was recognized, pursuant to CPC 15 - Business Combinations (IFRS 3).

Investment in Açúcar Guarani S.A.

The investment agreement entered into on April 30, 2010 establishes the entry of Petrobras Biocombustível into the capital of Açúcar Guarani S.A., with a capital contribution of R$ 1,611 million until 2015, when it will then hold 45.7% of the capital shares. The investment will be made in three stages, as follows: (i) an initial investment in Cruz Alta Participações S.A.; (ii) closing of the capital of Guarani with a subsequent exchange of the shares of Cruz Alta for shares of Guarani; and (iii) and an additional contribution to reach a 45.7% interest in the capital of Guarani. The agreement also establishes the possibility of additional contributions on the part of the partners up to the limit of a 49% interest by Petrobras Biocombustível.

On May 2010, Petrobras Biocombustível paid R$ 682,504 thousand into the capital of Cruz Alta Participações S.A (a wholly owned subsidiary of Guarani).

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Guarani is the fourth largest sugar cane processing company in Brazil, focused on the ethanol and sugar market with a processing capacity of 17.4 million tons of sugar cane in the 2010/11 harvest through the seven industrial plants that it owns, six of which are located in Brazil and one in Mozambique.

Acquisition of Gás Brasiliano Distribuidora S.A.

On May 26, 2010 Petrobras S.A., through its subsidiary Petrobras Gás S.A. (Gaspetro), entered into an agreement with Enti Nazionale Idrocarburi S.p.A. (ENI) for acquisition of 100% of the shares of Gas Brasiliano Distribuidora S.A. (GBD), for the approximate amount of US$ 250 million, subject to adjustments due to the value of the company’s working capital on the date of settlement of the transaction.

GBD holds the natural gas distribution service concession in the north west region of the State of São Paulo, in an area that covers 375 municipalities where it attends the industrial, commercial, residential and vehicular demands of the region.  The concession agreement began in December 1999 for a duration of 30 years and may be extended for another 20 years.  In 2009, the company’s distribution network comprised 734.5 km and the volume of sales was approximately 529 thousand cubic meters of natural gas per day.

Transfer of the control will be made only after the conclusion of the transaction, which is conditioned to approval by the Regulatory Agency for Sanitation and Energy of the State of Sao Paulo (ARSESP).

New partnership in the ethanol market

On June 18, 2010, Petrobras Biocombustível entered into an investment agreement with Grupo São Martinho S.A., establishing a strategic for increasing the production of ethanol in the Center-West region of Brazil.

The agreement establishes the setting up of a new company called Nova Fronteira Bioenergia S.A., which will control the Boa Vista Refinery, currently in production, which are located in Goiás. Through a capital contribution of R$ 420,800 thousand at the end of 12 months, Petrobras Biocombustível will then hold 49% of the shares of the new company.

c) Specific purpose entities

Transportadora Urucu Manaus S.A - TUM

On January 21, 2010 the Executive Board of Petrobras approved the exercise of the purchase option of the company Transportadora Urucu Manaus S.A (TUM), a subsidiary of Codajás Coari Participações Ltda. through the designation of Transportadora Associada de Gás S.A. (TAG), a wholly owned subsidiary of Petrobras Gás S.A. (Gaspetro), followed by the merger of TUM by TAG, forecast for the second half of 2010.

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Cayman Cabiunas Investment Co. Ltd.

On March 16, 2010, Petrobras exercised its purchase option for Cayman Cabiunas Investment Co. Ltd. for US$ 85 million, equivalent to R$ 151,521 thousand, as established in the Put and Call Agreement.

NovaMarlim Participações S.A.

In 2009, Petrobras exercised its purchase option for NovaMarlim Participações S.A. (NovaMarlimPar). The exercise price for the option was R$ 600.00, as established in the Agreement for the Share Purchase Option of Project NovaMarlim, entered into on December 6, 2001 between Petrobras and the former shareholders of NovaMarlimPar.

On May 7, 2010 the remaining shares, representing 56.57% of the total and voting capital, were transferred to Petrobras. After this transfer the Company became the owner of 100% of NovaMarlimPar.

On July 21, 2010 the Brazilian Securities Commission (CVM), at the request of NovaMarlim Participações S.A, canceled its registration as a listed company.

NovaMarlimPar holds full control of NovaMarlim Petróleo S.A. (NovaMarlim), a special purpose entity created for the complementation of the development of the production of hydrocarbons from the Marlim Field in the Campos basin (Project NovaMarlim).

On August 11, 2010 the Brazilian Securities Commission (CVM), at the request of NovaMarlim Petróleo S.A, canceled its registration as a listed company.

Manaus Geração Termoelétrica Participações Ltda. - Project Amazônia

On June 24, 2010, Cia. de Geração Termoelétrica Manauara was acquired and incorporated by Transportadora Urucu Manaus S.A.(TUM), a subsidiary of Codajas Coari Participações Ltda.

As a consequence of this merger, Manaus Geração Termoelétrica Participações Ltda., parent company of Cia. de Geração Termoelétrica Manauara  until June 23, 2010, stopped being consolidated in Petrobras, due to its separation from Project Amazônia, whose investments began to be concentrated in TUM.

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14   Property, plant and equipment

14.1      By type of asset

	R$ thousand
	Consolidated					Parent company

	Land, buildings and improvements	Equipment and other assets	Assets under construction	Petroleum and gas exploration, development and production expenses (producer fields)	Total	Total

Balance at January 1, 2009	5,949,440	63,919,239	85,777,995	30,046,915	185,693,589	117,713,759
Additions	499,114	5,413,593	60,007,977	3,819,411	69,740,095	42,950,586
Capitalized interest			3,286,779		3,286,779	2,477,538
Write-offs	(88,792)	(192,435)	(2,379,689)	(2,013,670)	(4,674,586)	(3,455,629)
Transfers	2,527,465	15,830,445	(26,212,608)	7,249,141	(605,557)	54,987
Depreciation, amortization and depletion	(465,371)	(8,249,369)		(5,194,049)	(13,908,789)	(9,746,497)
Impairment - formation	(308)	(161,365)		(356,052)	(517,725)	(575,458)
Impairment - reversal		16,499		19,756	36,255	27,506
Accumulated translation adjustment	(386,078)	(6,051,072)	(3,028,688)	(2,504,799)	(11,970,637)
Balance at December 31, 2009	8,035,470	70,525,535	117,451,766	31,066,653	227,079,424	149,446,792
Additions	16,893	1,413,751	28,200,125	1,622,666	31,253,435	23,808,729
Capitalized interest			2,244,606		2,244,606	1,698,241
Business combination	61,167	69,725	17,750		148,642
Write-offs	(3,894)	(725,287)	(930,317)	(145,030)	(1,804,528)	(826,424)
Transfers	1,110,335	8,228,108	(11,453,530)	3,632,294	1,517,207	1,395,561
Depreciation, amortization and depletion	(316,442)	(3,593,204)		(2,681,281)	(6,590,927)	(4,649,534)
Impairment - formation	(1,014)	(82,109)			(83,123)
Impairment - reversal
Accumulated translation adjustment	34,024	95,520	397,491	732,448	1,259,483
Balance at June 30, 2010	8,936,539	75,932,039	135,927,891	34,227,750	255,024,219	170,873,365

Cost	11,194,027	127,776,237	117,451,766	68,266,101	324,688,131	224,729,450
Accumulated depreciation, amortization and
depletion	(3,158,557)	(57,250,702)		(37,199,448)	(97,608,707)	(75,282,658)
Balance at December 31, 2009	8,035,470	70,525,535	117,451,766	31,066,653	227,079,424	149,446,792
Cost	12,410,079	135,597,938	135,927,891	74,152,819	358,088,727	250,036,349
Accumulated depreciation, amortization and
depletion	(3,473,540)	(59,665,899)		(39,925,069)	(103,064,508)	(79,162,984)
Balance at June 30, 2010	8,936,539	75,932,039	135,927,891	34,227,750	255,024,219	170,873,365

Estimated useful life in years	25 to 40 (Except land)	3 to 31		Units of production method

(*) It includes petroleum and gas exploration and production development assets

At June 30, 2010, the property, plant and equipment of Consolidated and the Parent company includes assets originating from agreements that transfer benefits, risks and control in the amount of R$ 867,502 thousand and R$ 20,955,272 thousand, respectively (R$ 1,267,430 thousand and R$ 16,797,824 thousand at December 31, 2009).

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Sale of the San Lorenzo refinery and part of the distribution network in Argentina

On May 4, 2010, Petrobras Argentina S.A. (formerly Petrobras Energia S.A.) approved the terms and conditions of the agreement for the sale to Oil Combustibles S.A. of refining and distribution assets in Argentina. The deal comprises a refinery located in San Lorenzo in the province of Santa Fé, a fluvial unit and a fuel trading network connected to this refinery, consisting of 360 sales points and associated wholesaler clients.

The offer for the aforementioned assets was approximately US$ 36 million. In addition, on the closing date the petroleum inventories and the different products will be sold to Oil Combustibles S.A. for approximately US 74 million. The total amount of the transaction is estimated at around US 110 million.

The timeframe for concluding the sale was estimated at 90 (ninety) days and is subject to obtaining the administrative authorizations required by the prevailing legislation in Argentina.

The transaction does not consider the sale of the reformer unit that Petrobras Energía has in its Puerto General San Martín Petrochemical Complex.

14.2     Depreciation

Depreciation is presented as follows:

	R$ thousand
	Consolidated		Parent company
	Jan-Jun 2010	Jan-Jun 2009	Jan-Jun 2010	Jan-Jun 2009
Portion absorbed in funding:
Of assets	3,340,488	3,603,789	2,161,631	2,292,239
Of exploration and production expenses	2,450,480	2,022,940	1,927,378	1,562,989
Cost for abandonment of wells capitalized / provisioned	213,544	294,309	198,872	279,267
	6,004,512	5,921,038	4,287,881	4,134,495

Portion recorded directly in the results	586,415	426,939	361,653	244,438
	6,590,927	6,347,977	4,649,534	4,378,933

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14.3     Decrease to recoverable value of assets (Impairment)

Gas & Energy

The loss is related to the assets for generating electric power of the subsidiary Breitener, due to the need to purchase new engines fueled by natural gas, since the engines currently used, fueled by fuel oil will remain on standby, as determined in the contracts with Eletrobras Amazonas Energia S.A., which stipulate bi-fuel operation (gas and fuel oil) for Breitner’s two thermoelectric power stations in Manaus, in the State of Amazonas.

Although the installed generation capacity will be doubled as from the entry into operation of the new engines, there are still agreements for the sale of this power that may generate new revenue.  Accordingly, the company conducted an impairment test for the current fuel oil engines and compared the book value of these assets with their recoverable value, since the Company will have to keep the present engines on standby, and their use value, which corresponds to the residual amount recorded in the accounting books, was considered for comparison.

Based on these indexes, the Company conducted an impairment test for these assets and recognized a provision for loss in the amount of R$ 79,922 thousand. This amount will be submitted to the General Shareholders’ meeting of that company.

International

In the first semester of 2010 a loss was recorded in the amount equivalent to R$ 113,762 thousand, due to the decrease in the recoverable value (impairment) of assets held for sale, referring to the refining and distribution segments. These assets were valued at their fair value in the amount equivalent to R$ 64,116 thousand, which corresponds to the revenue to be earned in the sales process, net of expenses incurred.

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15   Intangible assets

15.1     By type of asset

	R$ thousand
	Consolidated					Parent company
	Rights and Concessions	Software		Goodwill from expectations of future profitability	Total	Total
		Acquired	Developed internally

Balance at January 1, 2009	6,875,819	440,666	1,343,598	932,371	9,592,454	3,233,247
Addition	315,398	83,249	310,924	16,463	726,034	362,809
Capitalized interest			18,797		18,797	18,797
Write-off	(58,530)	(8,318)	(16,225)		(83,073)	(28,562)
Transfers	(107,622)	40,042	(2,970)	16,471	(54,079)	1,399
Amortization	(223,594)	(148,957)	(289,856)		(662,407)	(371,205)
Impairment - formation
Accumulated translation adjustment	(1 ,194,723)	(32,210)	537	(40,466)	(1 ,266,862)
Balance at December 31, 2009	5,606,748	374,472	1,364,805	924,839	8,270,864	3,216,485
Addition	160,710	18,119	135,470		314,299	243,784
Capitalized interest			9,784		9,784	9,784
Write-off	(84,839)	(1,358)	(1,443)		(87,640)	(40,249)
Transfers	230,689	2,356	364		233,409	1,060
Amortization	(70,932)	(60,247)	(162,186)		(293,365)	(200,761)
Impairment - formation
Accumulated translation adjustment	55,078	3,506		4,096	62,680
Balance at June 30, 2010	5,897,454	336,848	1,346,794	928,935	8,510,031	3,230,103

Estimated useful life - years	25	5	5	Indefinite

15.2     Devolução à ANP de áreas na fase de exploração

During the second quarter of 2010, the rights to the following exploration blocks were returned to the National Agency of Petroleum, Natural Gas and Biofuels (ANP):

•Blocks – Exclusive concession of Petrobras:

There were no returns.

•Blocks in partnership returned by their respective operators:

Espírito Santo basin: BT-ES-29 (block ES-T-227) – Petrogal Operator).

15.3     Devolution to ANP of oil and natural gas fields operated by Petrobras

During the second quarter, 2010, there were no devolutions to ANP by Petrobras of rights to fields in the production stage.

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15.4     Concession of services for distribution of piped natural gas

Petrobras, through its subsidiaries, Petrobras Gás S.A. (Gaspetro) and Petrobras Energia S.A (PESA), has a shareholding interest in the natural gas distributing companies located in Brazil and Argentina, has a shareholding interest in the natural gas distributing companies located in Brazil and Argentina

In Brazil, the concessionaires have concession agreements for a period of 30 or 50 years and they started up their activities in different periods, using gas pipelines built by or purchased from third parties, with natural gas originating from Brazil and Bolivia. These agreements contain clauses that permit their renewal and establish quarterly readjustments of the tariffs practiced in order to reflect the changes in the international price of oil, the US dollar (in the case of the companies that use imported natural gas) or price indexes for the consumer.

In Argentina, Transportadora de Gas del Sur S.A. (TGS), a subsidiary of CIESA,  a joint subsidiary of PESA,  was established from the privatization process of the Argentine company Gás Del Estado (GdE) and it started up its commercial activities on December 20, 1992, through a concession agreement for transport and distribution of natural gas in Argentina for a period of 35 years, renewable for another 10 years, provided that it fulfilled certain contractual obligations. The tariffs are readjusted as follows: (i) half-yearly, in order to reflect the changes in the production indexes of the United States; and (ii) every five years in accordance with efficiency and investment factors to be determined by the regulatory agency.

Both in Brazil and  abroad the remuneration for providing services consists of a combination of, basically, three components: (i) price of the gas purchased; (ii) operating costs and expenses; and (iii) remuneration of the capital invested.

The amount recorded as Intangible assets as of June 30, 2010, in an amount equivalent to R$ 1,542,360 thousand, refers to the value of the assets linked to the concession. In the case of concessions in Brazil, the amount to be in reimbursed at the end of the concession will be calculated based on the investments made in the last 5 or 10 remaining years of the concession. In the case of the concession in Argentina, the amount to be reimbursed at the end of the concession is recorded as long-term accounts receivable in the amount of             R$ 78,252 thousand.

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16   Financing

	R$ thousand
	Consolidated
	Current		Non-current
	06.30.2010	12.31.2009	06.30.2010	12.31.2009
Foreign

Financial institutions	11,667,280	9,314,364	27,055,347	18,820,050
Bearer bonds - Notes, Global Notes	1,523,369	1,274,654	21,580,976	21,008,944
Trust Certificates - Senior/Junior	125,196	120,372	405,464	450,704
Others	20,987	3,224	180,150	174,120
Subtotal	13,336,832	10,712,614	49,221,937	40,453,818

In Brazil
Export Credit Notes	3,973,070	1,099,897	6,564,779	6,177,294
National Bank for Economic and Social Development - BNDES	2,465,776	1,519,973	32,880,601	32,065,415
Debentures	1,860,173	1,653,519	2,343,262	2,358,730
FINAME	77,125	80,678	227,448	103,653
Bank Credit Certificate	3,615,025	7,083		3,770,630
Others	290,766	91,771	915,850	62,640
Subtotal	12,281,935	4,452,921	42,931,940	44,538,362

	25,618,767	15,165,535	92,153,877	84,992,180

Interest on financing	1,667,891	1,418,960
Current portion of the financing in non-current liabilities	13,534,734	6,162,963
Short-term financing	10,416,142	7,583,612
Total financing	25,618,767	15,165,535

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	R$ thousand
	Parent company
	Current		Non-current
	06.30.2010	12.31.2009	06.30.2010	12.31.2009
Foreign
Financial institutions	236,069	255,425	13,034,180	5,855,615
Subtotal	236,069	255,425	13,034,180	5,855,615

In Brazil
Export Credit Notes	3,973,070	1,099,897	6,564,779	6,177,294
National Bank for Economic and Social
Development - BNDES	196,807	190,571	8,924,180	8,631,698
Debentures	1,705,246	1,492,576	1,671,678	1,631,833
FINAME	74,154	77,431	225,763	101,593
Bank Credit Certificate	3,615,025	7,083		3,605,934
Subtotal	9,565,015	2,867,558	17,386,400	20,148,352
	9,801,084	3,122,983	30,420,580	26,003,967

Interest on financing	762,851	670,577
Current portion of the non-current financing (Principal)	9,038,233	2,452,406
Total financing	9,801,084	3,122,983

16.1     Maturities of the principal and interest of the financing in non-current liabilities

	R$ thousand
	06.30.2010
	Consolidated	Parent company
2011	3,432,411	171,321
2012	6,192,596	1,844,735
2013	4,196,882	385,692
2014	4,928,435	1,682,619
2015 onwards	73,403,553	26,336,213
Total	92,153,877	30,420,580

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16.2     Interest rates for the financing in non-current liabilities

	R$ thousand
	Consolidated		Parent company
	06.30.2010	12.31.2009	06.30.2010	12.31.2009
Foreign
Up to 6%	34,011,336	24,949,316	12,951,641	5,758,068
From 6 to 8%	12,348,645	12,965,082	82,539	97,547
From 8 to 10%	2,578,069	2,208,247
From 10 to 12%	95,510	78,510
More than 12%	188,377	252,663
	49,221,937	40,453,818	13,034,180	5,855,615

In Brazil
Up to 6%	3,403,371	2,846,049	225,763	101,593
From 6 to 8%	25,035,458	24,940,838	8,924,180	8,631,698
From 8 to 10%	6,226,919	7,996,242	267,929	2,898,715
From 10 to 12%	8,266,192	8,755,233	7,968,528	8,516,346

	42,931,940	44,538,362	17,386,400	20,148,352
	92,153,877	84,992,180	30,420,580	26,003,967

16.3     Balances per currencies in non-current liabilities

	R$ thousand
	Consolidated		Parent company
	06.30.2010	12.31.2009	06.30.2010	12.31.2009
US dollar	48,057,741	39,416,556	12,998,015	5,671,026
Yen	2,738,781	2,189,296	151,086	184,589
Euro	66,686	81,394
Real (*)	40,999,858	42,820,853	17,271,479	20,148,352
Others	290,811	484,081
	92,153,877	84,992,180	30,420,580	26,003,967

(*) At June 30, 2010 it includes R$ 25,848,973 thousand in financing in local currency parameterized to the variation of the US dollar.

The hedges contracted for coverage of notes issued abroad in foreign currencies and the fair value of the long-term loans are disclosed in notes 31 and 32, respectively.

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16.4     Average tax of interest capitalization

The weighted average tax of the financial charges used on the capitalized interest over the balance of work in progress was 3.3% p.a. on the 1st semester of 2010 (3.4% p.a. on the 1st semester of 2009).

16.5     Funding

The main long-term funding carried out during the first half of 2010 is presented as follows:

a)  Foreign

		Amount
Company	Date	(US$ thousand)	Maturity	Description

Petrobras	Feb-10	2,000,000	2019	Financing obtained from the China Development Bank (CDB) - Libor plus spread of 2.8% p.a.
Petrobras	Mar-10	2,000,000	2019
		4,000,000

b)  In Brazil

		Amount
Company	Date	(R$ thousand)	Maturity	Descrip tion

Petrobras	Jun-10	2,200,000	2016	Financing obtained from Banco do Brasil S/A through the issuing of Export Credit N otes at a rate of 110.5% of the average C DI + flat fee of 0.85%

Petrobras	jun/10	2,000,000	2017	Financing obtained from C aixa Econômica Federal through the issuing of Export Credit N otes at a rate of 112.9% of the average CDI.

		4,200,000

16.6     Other information

The loans and financing are intended mainly for the development of oil and gas production projects, the building of ships and pipelines, and the expansion of industrial units.

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16.6.1     Financing with official credit agencies

a)   Foreign

		Amount in US$ thousand
Company	Agency	Contracted	Used	Balance	Description
	China
Petrobras	Development	10,000,000	7,000,000	3,000,000	Libor + 2.8% p.a.
	Bank

b)  In Brazil

		Amount in R$ thousand
Company	Agency	Contracted	Used	Balance	Description
					Program for Modernization and Expansion of Fleet (PROMEF) - TJLP+2.5% p.a.
Transpetro (*)	BNDES	8,367,594	369,892	7,997,702

Transportadora Urucu Manaus TUM					Coari-Manaus gas pipeline TJLP+1.76% / 1.96% p.a.
	BNDES	2,489,500	2,433,564	55,936

Transportadora GASENE					Cacimbas-Catu (GASCAC) gas pipeline - TJLP+1.96% p.a.
	BNDES	2,214,821	2,119,246	95,575

	Banco do Brasil				Cédula de Crédito Comercial (FINAME) 4,5% a.a
Petrobras		500,000	151,760	348,240

	Caixa Econômica Federal				Cédula de Crédito Bancário - Crédito Rotativo - 110% da média do CDI
Petrobras		300,000		300,000

(*) Agreements for conditioned purchase and sale of 38 ships were entered into with 5 Brazilian shipyards in the amount of R$ 9,297,327 thousand, where 90% is financed by BNDES.

16.6.2      Debentures

In August 2006,  Refinária Alberto Pasqualini - Refap S.A. issued  852,600 simple, registered, book-entry debentures in the amount of R$ 852.600 thousand, with the aim of expanding and modernizing its industrial park, with the following characteristics (basic conditions approved by BNDES and BNDESPAR on June 23, 2006): amortization over 96 months plus a six-month grace period; 90% of the debentures subscribed by BNDES at the long-term interest rate (TJLP) + 3.8% p.a.; and 10% of the debentures subscribed by BNDESPAR with BNDES basket of currencies interest + 2.3% p.a. In May 2008 Refap issued another 507,989 debentures with similar characteristics in the amount of   R$ 507,989 thousand.

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16.6.3     Guarantees

In guarantee of the debentures issued, Refap has a short-term investment account (deposits tied to loans), indexed to the variation of the Interbank Deposit Certificate (CDI). The balance of the account must be three times the value of the sum of the amortization of the principal and related charges of the last payment that was due.

On account of a guarantee agreement issued by the Federal Government in favor of multilateral loan agencies, motivated by financings funded by TBG, counter guarantee agreements were entered into, having as signatories the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S.A., where TBG undertakes to entail its revenues to the order of the Brazilian treasury until the settlement of the obligations guaranteed by the Federal Government.

16.6.4     Export credit note

In the period from January to June 2010, Refap issued export credit notes in the total amount of R$ 750,000 thousand, which is earmarked exclusively for reinforcing the working capital aimed at the production of exportable goods. The financial charges are capitalized monthly and paid half-yearly, except for credit note 672-10 in the amount of R$ 150,000 thousand, where the charges will be paid on maturity.

		Amount			Rate of
No. Credit note	Financial institution	contracted	Date contracted	Maturity	interest
300,500,796	Banco do Brasil S.A.	300,000	02/10/2010	01/16/2015	109,5% CDI
330,500,804	Banco do Brasil S.A.	300,000	03/05/2010	02/06/2015	109,4% CDI
672-10	HSBC Bank Brasil S.A.	150,000	06/06/2010	06/06/2011	105,0% CDI

16.6.5     Indebtedness of CIESA and TGS

In order to clear the financial encumbrances of Compañia de Inversiones de Energia S.A. (CIESA) (a jointly controlled company), PESA transferred its 7.35% interest in the capital of Transportadora de Gás Del Sur S.A. (TGS) (a subsidiary of CIESA) to Enron Pipeline Company Argentina S.A. (ENRON) and, simultaneously, ENRON transferred 40% of its interest in the capital of CIESA to a trustee, the addressee of which will be indicated by CIESA, according to the terms of the financial restructuring to be agreed upon with its creditors.

In the second stage of the process, in conformity with the agreement for restructuring the financial debt, once the necessary approvals have been obtained from Ente Nacional Regulador Del Gas (ENARGAS) and Comisión Nacional de Defensa de la Competencia, ENRON would transfer the remaining 10% interest in CIESA to the financial creditors in exchange for 4.3% of the class B common shares of TGS that CIESA would deliver to its financial creditors as partial payment of the debt.

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The restructuring agreement entered into with the creditors in September 2005 established that the remaining balance of the financial debt would be capitalized by the creditors. The restructuring agreement also established a period of validity which was successively extended until December 31, 2008, as from which date any one of the parties could consider the agreement as unilaterally terminated.

The period of validity of the agreement expired without the government approvals having been obtained and on January 9, 2009, Ashmore Energy International Limited (currently AEI) declared that it was the sole owner of the negotiable obligations of CIESA.

On January 28, 2009, CIESA filed litigation in the courts of the State of New York in the United States of America, challenging the lapse of the abovementioned negotiable obligations.

On April 21, 2009, AEI filed a petition for annulment of the process filed by CIESA in the state of  New York.

On May 14, 2009, CIESA and AEI  were present in the New York court for discussion of the petition for annulment filed by AEI. Up till now, the New York court has still not handed down a decision on the matter.

Additionally, on April 6, 2009 CIESA was notified of a petition for bankruptcy filed by AEI in the Argentine Court, and reimbursement of the amount equivalent to US$ 127 million, referring to supposed credit originating from the negotiable bonds. CIESA replied to the notice, opposing the petition for bankruptcy, presenting, mainly, the following motives: (i) non-compliance of the requirements for a bankruptcy petition considering that the requests for Corporate Bonds have a statute of limitation under New York law; (ii) CIESA is not insolvent.

In a decision in the second instance handed down by the Cámara Nacional de Apelaciones on   October 9, 2009, the situation of insolvency of CIESA requested by AEI was rejected. The decision is unappealable, therefore, definitive.

As a result of the Chamber’s decision, CIESA presented to the New York courts a request for revival and reargumentation with respect to the request by AEI for annulment of the process filed by CIESA in the State of New York, requesting the repeal of the court decision of July 29, 2009 in which it admitted the request for annulment presented by AEI.

On April 12, 2010, the New York courts granted an opinion favorable to CIESA’s requests.  On May 13, 2010, AEI filed an appeal counter-arguing CIESA’s opinion and demanding payment of the debt and compensation of the losses from the aforementioned process.

CIESA and AEI are currently awaiting the decision of the New York Court on the matter.

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17   Contractual commitments

At March 31, 2010 the Company had financial commitments due to rights resulting from transactions with and without transfer of benefits, risks and control of these assets.

a)    Future minimum payments/receipts of contractual commitments with transfer of benefits, risks and control of assets:

	R$ thousand
	06.30.2010
	Consolidated		Parent company
	Minimum	Minimum	Minimum
	receipts	payments	payments

2010	63,585	278,921	1,688,363
2011 - 2014	508,676	330,894	13,944,243
2015 onwards	1,865,147	106,808	10,872,593
Estimated future payments/receipts of commitments	2,437,408	716,623	26,505,199
Less amount of annual interest	(1,179,021)	(79,383)	(7,533,638)
Present value of the minimum payments / receipts	1,258,387	637,240	18,971,561
Less current portion of the obligations	(30,096)	(361,676)	(2,886,135)
Long-term portion	1,228,291	275,564	16,085,426

b)    Future minimum payments of contractual commitments without transfer of benefits, risks and control of assets:

	R$ thousand
	06.30.2010
	Consolidated	Parent company
2010	8,598,676	10,044,799
2011 - 2014	49,353,345	59,017,753
2015 onwards	17,266,159	36,616,153
Total	75,218,180	105,678,705

In the first half of 2010, the Company paid an amount of R$ 4,610,719 thousand in Consolidated (R$ 6,646,825 thousand in the Parent company) recognized as expenditure for the period.

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18   Provisions for dismantling of areas (non-current)

	R$ thousand
	Consolidated	Parent company
Balance at January 1, 2009	5,417,312	4,811,481
Reversal	(613,390)	(737,608)
Use	(187,885)
Updating of interest	356,214	344,983
Accumulated translation adjustment	(181,751)
Balance at December 31, 2009	4,790,500	4,418,856
Addition	27,074
Use	(263,395)	(97,089)
Transfers	55,990
Updating of interest	111,470	108,906
Accumulated translation adjustment	7,701
Balance at June 30, 2010	4,729,340	4,430,673

19   Expenditures by nature

	R$ thousand
	Consolidated		Parent company
	Jan-Jun/2010	Jan-Jun 2009	Jan-Jun 2010	Jan-Jun 2009

Depreciation, depletion and amortization	(6,888,550)	(6,662,491)	(4,964,820)	(4,649,637)
Expenses with personnel	(6,890,615)	(6,173,141)	(5,127,669)	(4,527,106)
Raw material / products purchased	(39,598,759)	(26,630,561)	(26,394,432)	(17,170,103)
Government interest	(10,241,846)	(7,087,018)	(9,999,210)	(6,883,007)
Expenses with employee benefits	(430,179)	(376,635)	(373,364)	(352,680)
Contracted services, freight, rents and general charges (*)	(9,371,273)	(10,589,714)	(4,810,547)	(7,350,029)
	(73,421,222)	(57,519,560)	(51,670,042)	(40,932,562)

Cost of goods sold	(65,346,394)	(50,332,545)	(45,267,264)	(35,256,336)
Selling expenses	(4,348,424)	(3,611,870)	(3,897,709)	(3,290,574)
Administrative and general expenses	(3,726,404)	(3,575,145)	(2,505,069)	(2,385,652)
	(73,421,222)	(57,519,560)	(51,670,042)	(40,932,562)

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20   Exploration activities and valuation of petrol and gas reserves

a)      Exploration costs in the period

	R$ thousand
	Consolidated		Parent company
	Jan-Jun/2010	Jan-Jun/2009	Jan-Jun/2010	Jan-Jun/2009
Expenses with geology and geophysics	592,522	766,254	551,435	736,398
Wells without economic viability (dry wells)	866,203	754,807	811,345	649,066
Other exploration expenses	170,040	131,240	39,852	10,257
Total expenses	1,628,765	1,652,301	1,402,632	1,395,721

b)      Cash used in the period

	R$ thousand
	Consolidated		Parent company
	Jan-Jun/2010	Jan-Jun/2009	Jan-Jun/2010	Jan-Jun/2009
Operating activities	640,404	807,726	551,435	736,398
Investment activities	4,765,027	3,371,666	3,536,064	2,707,759
Total cash used	5,405,431	4,179,392	4,087,499	3,444,157

c)      Capitalized balances

	R$ thousand
	Consolidated		Parent company
	06.30.2010	12.31.2009	06.30.2010	12.31.2009
Intangible assets	2,749,489	2,278,170	1,424,897	1,361,047
Property, plant and equipment	13,766,185	10,632,961	8,528,392	6,601,837
Total assets	16,515,674	12,911,131	9,953,289	7,962,884

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21   Financial income and expenses

Financial charges and net monetary and exchange variations, allocated to the statement of operations for the first half of 2010 and 2009 are presented as follows:

	R$ thousand
	Consolidated		Parent company
	Jan-Jun/2010	Jan-Jun/2009	Jan-Jun/2010	Jan-Jun/2009

Exchange income (expenses) on cash and cash equivalents	41,078	(336,321)	(23,572)	(447,592)
Exchange income (expenses) on financing	(415,401)	1,421,841	(109,450)	267,066
Exchange income (expenses) on contractual commitments with
transfer of benefits, risks and controls of assets with third parties	(35,838)	15,534	(783)	15,534
Exchange effects on net indebtedness	(410,161)	1,101,054	(133,805)	(164,992)

Monetary variation on financing (*)	(991,212)	229,368	(453,501)	215,239

Financing expenses	(3,123,736)	(2,047,983)	(2,002,761)	(1,541,663)
Capitalized financial charges	2,254,390	1,553,297	1,708,024	1,244,491
Expenses with financing, net	(869,346)	(494,686)	(294,737)	(297,172)

Earnings on financial investments	662,891	545,513	338,325	175,522
Net income from FIDC			(612,905)	(26,661)
Net financial expenses	(206,455)	50,827	(569,317)	(148,311)

Financial results on net indebtedness	(1,607,828)	1,381,249	(1,156,623)	(98,064)

Exchange variation on assets abroad	399,844	(4,177,920)	714,585	(5,889,725)
Exchange gain (loss) on contractual commitments with transfer of benefits, risks and control of assets with subsidiaries	(114,869)	935,480	(114,869)	935,480
Hedge on sales and financial operations	69,517	(412,147)	(32,457)	72,874
Marketable securities
Available for sale	258,973	224,209	253,947	224,209
For trading	271
Held until maturity	14,178	228,929	119,832	(175)
Other financial income and expenses, net	(154,010)	(45,026)	229,591	549,878
Other exchange and monetary variations, net	(197,371)	145,688	50,252	189,750

Net financial results	(1,331,295)	(1,719,538)	64,258	(4,015,773)

(*) It includes monetary variation on financing in local currency linked to the US dollar variation.

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22   Other operating expenses, net

	R$ thousand
	Consolidated		Parent company
	Jan-Jun 2010	Jan-Jun 2009	Jan-Jun 2010	Jan-Jun 2009

Institutional relations and cultural projects	(522,116)	(420,728)	(494,530)	(398,179)
Operating expenses with thermoelectric power stations	(242,718)	(319,273)	(398,037)	(557,951)
Corporate expenses on security, environment and health (SMS)	(172,379)	(149,656)	(172,277)	(148,727)
Losses and contingencies with judicial proceedings	(1,363,703)	(226,389)	(1,176,412)	(164,109)
Contractual and regulatory fines	(22,103)	(12,514)	(114)	(19,864)
Contractual charges on transport services - ship or pay	(28,235)	(28,602)
Unprogrammed stoppages and pre-operating expenses	(276,018)	(313,602)	(272,441)	(311,899)
Adjustment to market value of inventories	(320,104)	(454,527)	(3,898)	(158,324)
Others	40,075	29,318	(175,068)	(181,899)
	(2,907,301)	(1,895,973)	(2,692,777)	(1,940,952)

23   Taxes, contributions and profit-sharing

23.1     Recoverable taxes

	R$ thousand
Current assets	Consolidated		Parent company
	06.30.2010	12.31.2009	06.30.2010	12.31.2009
In Brazil:
ICMS	2,907,373	2,385,651	2,004,408	1,670,843
PASEP/COFINS	1,842,352	1,562,744	1,498,407	1,152,784
CIDE	70,452	52,246	70,448	31,533
Income tax	931,951	1,701,590	441,799	781,277
Social contribution	170,784	444,864	39,377	180,846
Other taxes	463,556	475,923	227,904	231,878
	6,386,468	6,623,018	4,282,343	4,049,161
Abroad:
Added value tax - VAT	93,681	100,802
Other taxes	385,441	298,718
	479,122	399,520
	6,865,590	7,022,538	4,282,343	4,049,161

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

23.2     Taxes and contributions and profit-sharing payable

	R$ thousand
Current liabilities	Consolidated		Parent company
	06.30.2010	12.31.2009	06.30.2010	12.31.2009
ICMS	1,868,218	1,675,816	1,485,948	1,351,758
PASEP/COFINS	954,078	1,082,820	711,955	845,794
CIDE	660,738	650,936	607,718	583,164
Special interest /Royalties	3,344,351	4,655,977	3,314,857	4,595,798
Income tax and social contribution withheld at source	316,474	549,387	300,143	513,061
Current income tax and social contribution	957,508	1,055,345	246,447
Other taxes	865,104	919,860	349,510	378,149
	8,966,471	10,590,141	7,016,578	8,267,724

For purposes of calculating the income tax and social contribution on net income, the Company adopted the Transition Tax Regime, as established in Law 11941/08, i.e. for calculating  taxable income it considered  the accounting criteria of Law 6404/76 before the amendments of Law 11638/07.

23.3     Deferred income tax and social contribution  - non-current

	R$ thousand
	Consolidated		Parent company
	06.30.2010	12.31.2009	06.30.2010	12.31.2009
Non-current
Assets
Deferred income tax and social contribution	7,462,051	6,676,029	3,943,588	3,309,932
Deferred ICMS	2,521,644	2,526,968	1,916,671	1,898,559
Deferred PASEP and COFINS	8,126,625	6,917,479	7,254,811	6,431,385
Others	161,824	110,973
	18,272,144	16,231,449	13,115,070	11,639,876
Liabilities
Deferred income tax and social contribution	22,391,096	20,405,737	18,893,379	16,854,909
Others	48,060	52,047
	22,439,156	20,457,784	18,893,379	16,854,909

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

23.4     Deferred income tax and social contribution

The grounds and expectations for realization are presented as follows:

a)  Deferred income tax and social contribution assets

	R$ thousand
06.30.2010
Nature	Consolidated	Parent company	Grounds for realization

Pension plan	328,974	319,837	Payment of the contributions by the sponsor.

Unearned income between companies of the system	1,241,006		Effective realization of income

Provisions for contingencies and doubtful accounts	776,737	549,549	Consummation of the loss and filing of suits and credits overdue

Tax losses	1,000,470		With future taxable income

Provision for profit sharing	566,829	493,073	Through payment

Provision for investment in research and development	39,994	7,313	Through realization of the expenditures.

Remuneration of shareholders - Interest on shareholders' capital	636,983	596,637	By individualized credit to shareholders

Temporary difference between accounting and tax depreciation criteria	177,843	129,948	Realization over the term of straight-line depreciation

Absorption of conditional financing	88,652		Expiration of the financing agreements

Exchange variation	634,659	610,354	Settlement of the contracts

Provision for exports in transit	309,973	309,973	Recognition of revenue

Provision for loss from decrease to recoverable value of assets - impairment	372,781	372,781	Disposal of assets

Others	1,287,150	554,123

Total	7,462,051	3,943,588

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

b)  Deferred income tax and social contribution liabilities

	R$ thousand
06.30.2010
		Parent
Nature	Consolidated	company	Grounds for realization

Costs with exploration and drilling for petroleum	16,141,092	16,141,092	Depreciation based on the unit of prouction method in relation to proven/developed reserves of oil fields.

Temporary difference between accounting and tax depreciation criteria	1,421,176	48,416	Depreciation over the useful life of the asset or disposal

Income and social contribution taxes - foreign operations	79,508	47,497	Occurrence of generating facts for making income available.

Investments in subsidiaries and affiliated companies	153,958		Occurrence of generating facts for making income available.

Exchange variation	1,000,444		Settlement of the contracts

Capitalized interest	1,215,563	1,215,563	Depreciation over the useful life of the asset or disposal

Temporary difference of contractual commitments with transfer of benefits, risks and control of assets and depreciation	1,242,497	1,153,563	Settlement of the liabilities

Others	1,136,858	287,248

Total	22,391,096	18,893,379

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

c)   Realization of deferred income tax and social contribution

In the Parent company, the realization of deferred tax credit assets in the amount of            R$ 3.943.588 thousand does not depend on future income because they will be absorbed annually by the realization of the deferred tax liability.   In the consolidated statements, for the portion that exceeds the Parent Company's balance, when applicable, the managements of the subsidiaries expect to offset these credits based on projections they have made

	R$ thousand
	Expectations of realization
	Consolidated		Parent company
	Income	Income	Income	Income
	tax and	tax and	tax and	tax and
	CSLL	CSLL	CSLL	CSLL
	deferred	deferred	deferred	deferred
	assets	liabilities	assets	liabilities
2010	2,594,068	2,018,979	2,347,635	1,985,733
2011	1,106,610	2,747,947	510,684	1,922,517
2012	297,801	2,248,993	17,423	1,930,000
2013	321,989	2,258,345	23,905	1,926,265
2014	1,036,444	3,013,594	727,802	2,710,809
2015	254,109	2,687,719	13,648	2,396,534
2016 onwards	1,851,030	7,415,519	302,491	6,021,521
Portion recorded in the accounting	7,462,051	22,391,096	3,943,588	18,893,379
Portion not recorded in the accounting	1,429,942
Total	8,891,993	22,391,096	3,943,588	18,893,379

The subsidiary Petrobras Argentina S.A. (PESA) and its subsidiaries have tax credits resulting from accumulated tax losses amounting to approximately R$ 82,869 thousand (US$ 46,000 thousand) which are not recorded in their assets. Due to specific tax legislation of Argentina and other countries where PESA has investments that define limitation periods for these credits, these credits may be offset with future taxes payable.

In addition, the subsidiary Petrobras America Inc. (PAI) has unrecorded tax credits amounting to the equivalent of R$ 1,177,743 thousand (US$ 653,757 thousand) resulting from accumulated tax losses, originating mainly from oil and gas exploration and production activities. In accordance with specific legislation in the United States, where PAI has its headquarters, tax credits expire after 20 years as from the date of their formation.

Some subsidiaries abroad have accumulated tax losses in the exploration stage.  These credits will be recognized according to the tax legislation of each country, if the venture is successful, through the generation of future taxable income.

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

23.5     Reconciliation of income tax and social contribution on income

The reconciliation of the taxes calculated in accordance with statutory rates and the amount of the taxes recorded in the years 2010 and 2007are presented as follows:

a)         Consolidated

		R$ thousand
		Jan-Jun 2010	Jan-Jun 2009

Income for the year before taxes and after employee profit sharing		22,178,608	22,747,608

Income tax and social contribution at statutory rates (34%)		(7,540,727)	(7,734,187)

Adjustments for calculation of the effective rate:

•	Permanent additions, net	(321,048)	(72,712)
•	Tax incentives	77,228	55,014
•	Credit resulting from inclusion of interest on shareholders' capital as operating expenses	1,213,958	894,956
•	Tax credits of companies abroad in the exploration stage	(2,485)	(4,986)
•	Tax losses	(40,693)	324,502
•	Results of companies abroad with different rates	416,689	711,179
•	Others	158,766	444,316

Expense for provision for income tax and social contribution		(6,038,312)	(5,381,918)

Deferred income tax/social contribution		(1,095,132)	867,928
Current income tax/social contribution		(4,949,830)	(6,249,846)
		(6,044,962)	(5,381,918)

Effective rate for income tax and social contribution		27.3%	23.7%

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

b)         Parent company

	R$ thousand
	Jan-Jun 2010	Jan-Jun 2009
Income for the year before taxes and after employee profit sharing	20,906,133	17,996,370

Income tax and social contribution at statutory rates (34%)	(7,108,085)	(6,118,766)

Adjustments for calculation of the effective rate:

• Permanent additions, net	722,233	1,142,802

• Tax incentives	64,323	55,241

• Credit resulting from inclusion of interest on shareholders' capital as operating expenses	1,193,275	894,956

• Others items	150,201	633,413

Expense for provision for income tax and social contribution	(4,978,053)	(3,392,354)

Deferred income tax/social contribution	(1,394,234)	1,125,521
Current income tax/social contribution	(3,583,819)	(4,517,875)

	(4,978,053)	(3,392,354)

Effective rate of income tax and social contribution	23.8%	18.9%

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

24   Employee benefits

The balances related to benefits granted to employees are presented as follows:

	R$ thousand
	06.30.2010				12.31.2009
	Consolidated		Parent company		Consolidated		Parent company
		Supplem.		Supplem.		Supplem.		Supplem.
	Pension plan	Health	Pension plan	Health	Pension plan	Health	Pension plan	Health
		Care		Care		Care		Care

Current liabilities:
Defined benefit plan	583,742	565,952	553,432	531,118	593,595	565,952	547,007	531,118
Variable contribution plan	47,518		44,679		48,179		44,679
	631,260	565,952	598,111	531,118	641,774	565,952	591,686	531,118

Non-current liabilities
Defined benefit plan	3,934,119	10,726,651	3,565,613	10,011,654	3,860,960	10,208,276	3,524,240	9,535,187
Variable contribution plan	164,696		153,257		95,110		87,959
	4,098,815	10,726,651	3,718,870	10,011,654	3,956,070	10,208,276	3,612,199	9,535,187
Total	4,730,075	11,292,603	4,316,981	10,542,772	4,597,844	10,774,228	4,203,885	10,066,305

24.1      Pension Plan - Fundação Petrobras de Seguridade Social (Petros)

a)   Petros Plan

Fundação Petrobras de Seguridade Social (Petros) is a defined benefit plan set up by Petrobras in July 1970 to ensure that members of the plan receive a supplement to the benefits provided by the Social Security system.  In addition to Petrobras, the Petros Plan is sponsored by Petrobras Distribuidora S.A. (BR), Petroquisa and Alberto Pasqualini (Refap), and is closed to employees hired as from September 2002.

The evaluation of the Petros funding plan is made by independent actuaries on a capitalization basis for the majority of the benefits.  The sponsors make regular contributions in amounts equal to the contributions of the members (employees) and assisted persons (retirees and pensioners), i.e. on a parity basis.

If a deficit is verified in the defined benefit plan, it should be settled by an adjustment to the funding plan through extraordinary contributions to be shared equally between the sponsors and the members, as established by Constitutional Amendment 20 of 1998.

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

On October 23, 2008, Petrobras and the subsidiaries that sponsored the Petros Plan and Petros signed Financial Commitment Agreements as a result of the ratification of a legal transaction related to the pension plan, as established in the Reciprocal Obligations Agreement entered into between the sponsors and the union entities. The Financial Commitment Agreement has a term of 20 years with payment of half-yearly interest of 6% p.a. on the updated balance payable. At June 30, 2010,  the balances of the Financial Commitment Agreements totaled R$ 4,443,756 thousand (R$ 4,179,381 thousand in the Parent company), of which R$ 44,059 thousand (R$ 40,589 thousand in the parent company) in interest matures in 2010.

The obligation assumed by the Company, through the financial commitment agreements, represents a balancing item to the concessions made by the members/beneficiaries of the Petros Plan to the renegotiation for a change in the plan’s regulations, in relation to the benefits, and the closing of existing litigations.

At June 30, 2010 Petrobras and its subsidiaries held long-term National Treasury Notes in the amount of R$ 4,275,931 thousand (R$ 4,054,194 thousand in the Parent company), acquired to balance liabilities with Petros, which will be held in the Company’s portfolio as a guarantee for the financial commitment agreements.

b)   Petros Plan 2

Petros Plan 2, a variable contribution plan, was implemented by the sponsors Petróleo Brasileiro S.A.(Petrobras), Petrobras Distribuidora S.A. (BR), Petrobras Química S/A  (Petroquisa) and Alberto Pasqualini – Refap S.A., starting on July 1, 2007. Afterwards,  the companies Ipiranga Asfaltos S.A. (IASA), FAFEN Energia S.A., Termorio S.A., Usina Termelétrica de Juiz de Fora S.A., Termobahia S.A., Termomacaé Ltda. and Termoceará Ltda. joined the plan.

The sponsors that implemented the planned assumed the past service of the contributions corresponding to the period in which the members had no plan, as from August 2002, all from subsequent admission, until August 29, 2007.  The disbursements for past service are made monthly over the same number of months in which the member had no plan and, therefore, should cover the part related to the members and sponsors. The plan will remain open for inscriptions after this date, but there will no longer be payment for past service.

The portion of this plan with defined benefit characteristics refers to risk coverage for disability and death, a guarantee of a minimum benefit and a lifetime income, and the related actuarial commitments are recorded according to the projected credit unit method.  The portion of the plan with defined contribution characteristics is earmarked for forming a reserve for programmed retirement and was recognized in the results for the year as the contributions are made. At June 30, 2010, the contribution of Petrobras and the subsidiaries to the defined contribution portion of this plan was R$ 164,626 thousand (R$ 160,799 in the Parent company).

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

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An actuarial evaluation in 2009 in order to attend the rules for Supplementary Pensions, showed evidence of a lower level of loss from risk events in the year, and it also observed that the balance of the collective risk presented an amount sufficient to cover the estimated benefits for 2010. Accordingly, the Foundation followed the actuary’s suggestion that the risk contribution was redirected to the member’s account in the plan during the first semester of 2010 and, for the same reasons cited previously, as of June 30, 2010, the Foundation’s decision making council maintained this re-orientation also for the second semester of 2010.

24.2     Petrobras Internacional Braspetro B.V. – PIB BV

24.2.1     Petrobras Energia S.A.

a)  Defined contribution pension plan

In 2005, Petrobras Argentina S.A. (PESA) implemented this voluntary plan for all employees who meet certain conditions.   The company contributes with amounts equal to the contributions made by the employees in accordance with the contribution specified for each salary level.

The cost of the plan is recognized in accordance with the contributions that the company makes, which at June 30, 2010 totaled R$ 2,259  thousand (R$ 2,517 thousand at June 30, 2009).

b) Defined benefit pension plan

b.1)  Termination Indemnity Plan

This is a benefit plan in which employees who meet certain conditions are eligible on retirement to receive one month’s salary for each year they have worked in the Company, according to a decreasing scale, according to the number of years the plan has existed.

b.2)  "Compensator Fund" Plan

This plan is available for all PESA employees who joined the defined contribution plans in force in the past and who joined the company prior to May 31, 1995 and have accumulated the required time of service. The benefit is calculated as a supplement to the benefits granted by these plans and by the retirement system, so that the total benefit received by each employee is equivalent to the amount defined in this plan.

If a surplus is recorded in the funds allocated to trusts for payment of the defined benefits awarded by the plans and it is duly certified by an independent actuary, PESA may use these funds simply by notifying the trustee of this fact.

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24.2.2     Nansei Sekiyu K.K.

The Nansei Sekiyu  K.K. Refinery offers its employees a supplementary retirement benefit plan, a defined benefit plan, where the members in order to become eligible for the benefit need to be at least 50 years old and have 20 years service in the company. Contributions are made only by the sponsor. The plan is managed by Sumitono Trust & Banking.

24.3     Healthcare - Multidisciplinary Healthcare (AMS)

Petrobras, its subsidiaries, Petrobras Distribuidora, Petroquisa and Alberto Pasqualini - Refap S.A. have a healthcare plan (AMS) that has defined benefits and covers all present and retired employees of the companies in Brazil and their dependents.  The plan is managed by the company, itself, and the employees contribute a fixed monthly amount to cover the main risks and a portion of the costs related to the other types of coverage in accordance with a participation table based on specified parameters, including salary levels, in addition to a pharmacy benefit that provides  special terms for plan holders to buy certain medications in registered pharmacies throughout Brazil.

The healthcare plan is not covered by guarantor assets. The benefits are paid by the Company, based on the costs incurred by the plan members.

24.4     Other defined contribution plans

The subsidiary Transpetro and some subsidiaries of Petrobras sponsor defined contribution retirement plans for their employees.

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24.5     The balance of the liabilities for expenses with post-employment benefits, calculated by independent actuaries, presents the following changes:

	R$ thousand
	Consolidated			Parent company
	Pension plan		Supplem. healthcare	Pension plan		Supplementary healthcare
	Defined benefit	Variable contribution		Defined benefit	Variable contribution

Balance at January 1, 2009	4,420,164	98,865	9,832,800	4,013,712	92,785	9,194,888
(+) Costs inc urre d in the year	721,061	97,587	1,412,186	654,413	83,069	1,317,298
(-) Payment of contributions	(416,221)	(59,960)	(470,788)	(381,682)	(43,245)	(445,911)
(-) Payment of the financial commitment	(228,265)			(215,166)

Others	(42,184)	6,797	30	(30)	29	30
Balance at December 31, 2009	4,454,555	143,289	10,774,228	4,071,247	132,638	10,066,305
(+) Costs inc urre d in the pe riod	424,436	73,030	764,583	372,751	65,254	710,291
(-) Payment of contributions	(248,181)	-	(248,709)	(210,264)		(233,844)
(-) Payment of the financial commitment				(114,616)
	(120,785)		-
Others	7,836	(4,105)	2,501	(73)	44	20
Balance at June 30, 2010	4,517,861	212,214	11,292,603	4,119,045	197,936	10,542,772

	R$ thousand
	Consolidated			Parent company
	Pension plan		Supplem. healthcare	Pension plan		Supplementary healthcare
	Defined benefit	Variable contribution		Defined benefit	Variable contribution

Present amountof the liabilities in excess of the fair value of the assets	8,073,033	389,878	12,488,472	7,365,703	367,537	11,616,279
Unrecognized actuarial gains/(losses)	(3,424,250)	(73,172)	(1,162,332)	(3,134,103)	(70,698)	(1,042,925)
Unrecognized past service cost	(130,922)	(104,492)	(33,537)	(112,555)	(98,903)	(30,582)
Net actuarial liability	4,517,861	212,214	11,292,603	4,119,045	197,936	10,542,772

The net expenditure with pension and healthcare plans include the following components:

	R$ thousand
	Consolidated			Parent company
	Pension plan		Supplementary healthcare	Pension plan		Supplementary healthcare
	Defined benefit	Variable contribution		Defined benefit	Variable contribution

Current service cost	211,938	75,251	98,941	189,001	69,595	90,111
Cost of interest:	-
· With a financial commitment agreement	252,035			252,028
· Actuarial	2,370,861	29,631	663,887	2,200,866	28,074	618,309
Estimated income from the plan's assets	(2,227,923)	(14,129)		(2,097,908)	(13,438)
Amortization of unrecognized actuarial (gains)/losses	1,311	202	(116)
Contributions by members	(196,104)	(21,293)		(182,528)	(22,340)
Unrecognized past service cost	11,704	3,371	1,898	11,292	3,363	1,898
Others	614	(3)	(27)	-	-	(27)
Net cost in the first half of 2010	424,436	73,030	764,583	372,751	65,254	710,291

Related to present employees:
Absorbed in the funding of operating activities	76,970	33,664	137,079	74,083	32,949	132,909
Directly to income	78,530	38,431	108,907	46,640	31,459	90,959
Related to retired employees	268,936	935	518,597	252,028	846	486,423
Net cost in the first half of 2010	424,436	73,030	764,583	372,751	65,254	710,291

Net cost in the first half of 2009	366,528	44,760	706,068	332,717	41,478	658,627

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

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25   Comprehensive statements of income

	R$ thousand
	Consolidated		Parent company
	Jan-Jun 2010	Jan-Jun 2009	Jan-Jun 2010	Jan-Jun 2009

Net income before minority interest	16,133,646	17,365,692	15,928,080	14,604,016
Accumulated translation adjustments	239,504	(32,151)	265,270	(32,499)
Unrealized gains / (losses) on securities available for sale
Recognized	38,889	558,558	38,889	558,558
Reclassified to results	(7,627)	32,175	(7,627)	32,175
Unrecognized gains / (losses) on cash flow hedge
Recognized	(193)	(86,798)	(193)	(86,798)
Reclassified to results	(16,109)		(16,109)
Deferred income taxes and social contribution	(4,694)	(127,548)	(4,694)	(127,548)
Comprehensive income for the period	16,383,416	17,709,928	16,203,616	14,947,904
(-) Comprehensive result attributable to non-controlling interest	(86,615)	(2,915,008)
Comprehensive result attributable to Petrobras's Shareholder	16,296,801	14,794,920	16,203,616	14,947,904

26   Shareholders’ equity

26.1      Subscribed and paid in capital

At June 30, 2010, subscribed and paid-in capital amounting to R$ 85,108,544 thousand is represented by 5,073,347,344 common shares and 3,700,729,396 preferred shares, all of which are registered and have no par value.

The Special General Shareholders’ Meeting, held jointly with the General Shareholders’ Meeting on April 22, 2010, approved  the increase in the Company’s capital from                R$ 78,966,691 thousand to R$ 85,108,544 thousand, through the capitalization of part of the profit reserves in the amount of R$ 5,626,997 thousand, where R$ 899,376 thousand is from the statutory reserve, R$ 4,713,169  thousand from the profit retention reserve, in accordance with article 199, of Law 6404/76,  and R$ 14,452 thousand from part of the tax incentive reserve formed in 2009, in compliance with article 35, paragraph 1, of Ordinance 2091/07 of the  Ministry of National Integration, and from capital reserves in the amount of R$ 514,856 thousand. This capitalization was made without issuing new shares, pursuant to article 169, paragraph 1, of Law 6404/76.

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

Authorized capital

The Special General Shareholders’ meeting, held on June 22, 2010, approved the amendment of the Company’s bylaws to:

a)        Change the limit of authorized capital of the quantity of preferred shares to 2,400,000,000 shares issued by the Company, maintaining the current amount of R$ 60,000,000 thousand, in the terms of article 40, clause I of the Company’s bylaws,  observing the transitory provision indicated in item (c) below;

b)        Insert a clause for determining a limit for authorized capital for common shares issued by the Company in the amount of R$ 90,000,000 thousand, through the issuing of common shares in the limit of 3,200,000,000 shares, in the terms of article 40 of the Company’s bylaws, observing the transitory provision indicated in item (c) below, as well as making the required adjustments in the cross-references throughout the Company’s bylaws, due to what is established in the new clause.

c)        Insert a transitory provision to explain that the limits of the authorized capital inserted in the terms of items (a) and (b) above will be valid only for issuing common and preferred shares specifically in the context of an offering for public subscription of shares which contains a structure for priority allocation in the terms of article 21 of CVM Instruction 400, of December 29, 2003 and/or which grants right of preference to the shareholders, in the terms of article 171 and 172 of Law 6404, of December 15, 1976, as amended (Corporation Law), without derogating from what is established in item (d) below, with respect to the exclusion of the right of preference or reduction in the term of its exercise, observing that this offer should be made in the period of 1 (one) year as from the date of the decision of the Special General Shareholders' Meeting thereby called; and

d)        Change the language of paragraph 2 of article 4 of the Company’s bylaws, due to the change in the limit of the authorized capital, pursuant to the items above, permitting the Company’s Board of Directors to approve the capital increase through issuing  common and/or preferred shares, without granting right of preference to the shareholders, or,  if this right is granted, it will be with a reduction in the term that is addressed by article 171, paragraph 4 of the Corporation Law.

26.2     Dividends

a)       Dividends - fiscal year 2009

The General Shareholders’ Meeting of April 22, 2010 approved dividends referring to 2009 in the amount of R$ 8,335,373 thousand corresponding to 30.53% of the basic profit for dividends and R$ 0.95 per common and preferred share, without distinction, that compose the capital, the value of which should be monetarily restated in accordance with the variation of the SELIC rate as from December  31, 2009 until the date of the beginning of payment.

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06.01 - NOTES TO QUARTERLY INFORMATION

The dividends proposed as of December 31, 2009 include the interest on shareholders’ equity in the total amount of R$ 7,194,743 thousand and is being distributed as follows:

Shareholding position Date	Amount per common and preferred share	Payment Date

07.03.2009	R$ 0.30	11.30.2009
09.30.2009	R$ 0.20	12.21.2009
12.18.2009	R$ 0.20	12.29.2009
04.22.2010	R$ 0.25	04.30.2010

b)      Interest on shareholders’ equity – fiscal year 2010

The Company’s Board of Directors approved the early distribution of remuneration to shareholders in the form of interest on shareholders’ capital, as established in article 9 of Law 9249/95 and Decrees 2673/98 and 3381/00, on the following dates:

•   On May 14, 2010, a  payment of R$ 1,754,815 thousand, corresponding to a gross amount of R$ 0.20 per common or preferred share, to be made available on May 31, 2010, based on the shareholding position at  May 21, 2010;

•   On July 16, 2010, a  second payment of R$ 1,754,815 thousand, corresponding to a gross amount of R$ 0.20 per common or preferred share, to be made available not later than September 30, 2010, based on the shareholding position at July 30, 2010;

This interest on shareholders’ capital should be discounted from the remuneration that is distributed on the closing of the first quarter of 2010. The amount will be monetarily updated, according to the variation of the SELIC rate since the date of effective payment until the end of the aforementioned quarter.

The interest on shareholders’ capital is subject to the levy of income tax at the rate of 15% (fifteen percent), except for shareholders that are declared immune or exempt.

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06.01 - NOTES TO QUARTERLY INFORMATION

27   Legal proceedings and contingencies

27.1      Provisions for legal proceedings

	R$ thousand
	Consolidated		Parent company
	06.30.2010	12.31.2009	06.30.2010	12.31.2009
Social security contingencies	54,000	54,000	54,000	54,000
Total current liabilities	54,000	54,000	54,000	54,000

Labour grievances	235,281	101,768	117,304	14,956
Tax proceedings	327,871	122,536	169,919	1,766
Civil proceedings (*)	951,273	462,058	668,788	180,928
Other contingencies	207,777	178,937
Total non-current liabilities	1,722,202	865,299	956,011	197,650
Total contingencies	1,776,202	919,299	1,010,011	251,650

(*) Net of deposit in court, when applicable.

	R$ thousand
	Contingencies
	Consolidated	Parent company
Balance at January 1, 2009	966,344	257,285
Addition	2,444,455	2,325,140
Reversal	(6,359)
Use	(1,133,123)	(1,020,792)
Transfers	(1,356,745)	(1,321,702)
Updating of interest	12,817	11,719
Business combinations
Accumulated translation adjustment	(8,090)
Balance at December 31, 2009	919,299	251,650
Addition	1,083,630	999,802
Reversal
Use	(409,114)	(371,518)
Transfers	30,808
Updating of interest	130,558	130,077
Business combinations	13,112
Accumulated translation adjustment	7,909
Balance at June 30, 2010	1,776,202	1,010,011

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

Fishermen’s Federation of Rio de Janeiro – FEPERJ

On behalf of its members, FEPERJ is making a number of claims for indemnification as a result of an oil spill in Guanabara Bay which occurred on January 18, 2000.  At the time, Petrobras paid out extrajudicial indemnification to all those that proved they were fishermen when the accident happened.  According to the records of the national fishermen’s registry, only 3,339 people were eligible to claim indemnification.

On February 2, 2007, a decision, partially accepting the expert report, was published and, on the pretext of quantifying the amount of the conviction, it established that the parameters for the respective calculations based on these criteria would result in an amount of R$ 1,102,207 thousand. Petrobras appealed against this decision before the Court of Appeals of Rio de Janeiro, as the parameters stipulated in the decision are contrary to those specified by the Court of Appeals of Rio de Janeiro, itself.  The appeal was accepted. On June 29, 2007, a decision was published by the First Civil Chamber of the Court of Appeals of the State of Rio de Janeiro denying approval  to the appeal by Petrobras and granting approval to the appeal by FEPERJ. Special appeals were lodged by Petrobras against this decision, which in a decision handed down on November 19, 2009 by the Superior Court of Justice, were considered fit to annul the court decision of the First Civil Chamber of the Court of Appeals of Rio de Janeiro.

Publication of the court decision is being awaited in order to evaluate whether new appeals will be lodged by FEPERJ, or whether the process will be returned to the Court of Appeals of Rio de Janeiro for a new hearing.

Based on the calculations prepared by the Company’s experts, the amount of R$ 46,456 thousand, updated to June 30, 2010, was maintained as representing the amount that the Company understands will be established by the higher courts at the end of the proceedings.

ICMS – Sinking of Platform P-36

In 2001, Platform P-36 was imported by Petrobras through temporary admission in accordance with the special regime for imports and exports (REPETRO) which suspends taxation and, therefore, on this occasion state taxes were not due.

With the sinking of the platform, the State of Rio de Janeiro initiated actions for collection of the suspended ICMS through  tax foreclosure proceedings as it understands that there will no longer be return of the platform.

In February 2010, with an unfavorable decision at the last level of appeals in the Superior Court of Rio de Janeiro, Petrobras began to evaluate the legal aspects of the suit and the economic aspects of the use of the benefits of the tax amnesty established in State Law 5647, of January 18, 2010, which permits elimination of fines and an expressive decrease in other charges, as well as the possibility of payment with court order debts.

Petrobras adhered to the payment conditions of the aforementioned state law, fixing the total amount agreed upon with the State of Rio de Janeiro in the amount of R$ 448,666 thousand.

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06.01 - NOTES TO QUARTERLY INFORMATION

In May 2010 Petrobras paid the amount of R$ 313,666 thousand. The remaining balance of R$ 135,000 thousand will be paid in court order debts. In addition, the State of Rio de Janeiro has undertaken to analyze tax benefits related to other projects and negotiation with the Company.

Triunfo Agro Industrial S.A and others

During the year 2000, Triunfo Agro Industrial and others filed a suit against Petrobras, claiming losses and damages as a result of the annulling of a credit assignment transaction – excise tax (IPI) premium. The hearing by the Superior Court of Rio de Janeiro, in the second instance, was unfavorable to Petrobras and approval was denied for the appeal lodged by the Company. Appeals will be filed against this decision in the higher courts in Brasilia. The maximum estimated exposure is around R$ 459,053 thousand.

Consortium I.V.I. - SADE VIGESA

On February 2, 1994, I.V.I. brought a suit against Petrobras pleading to receive indemnification as a result of the effects of the “Cruzado Novo Plan” and its effects on the amounts paid by Petrobras on three contracts for construction of ships entered into between the parties. After arguing all the appropriate appeals, an unappealable and final decision was handed down that considered the claim by I.V.I  as with grounds. On May 12, 2003 I.V.I. began the execution of the decision, which resulted in a guarantee deposit made by the Company on September 5, 2003 in the amount of R$ 126,686 thousand in an interest-bearing court account.

All the Company’'s appeals against I.V.I. in the federal courts in Brasilia were judged final and unappealable, making it necessary to restate the balance of the difference due, based on the amount initially executed (R$ 126,686 thousand) and the amount fixed in the court decision of the motions to stay execution (R$ 187,307 thousand), handed down on October 20, 2005, with the due monetary correction and the inclusion of  interest on arrears based on the premises of the court decision, plus a 15% fine. On May 26, 2008, after restating the debt, the Company deposited the amount of R$ 129,395 thousand (undisputed amount) and offered for attachment in order to guarantee the trial and to refute the excess of the execution, guarantee insurance of the disputed quantity in the amount of R$ 79,391 thousand, plus, as determined by the Civil Proceedings Code, 30%, totaling a guarantee of R$ 103,209 thousand.

The refutation offered by Petrobras was dismissed in the two state jurisdictions, as well as the special appeal and the extraordinary appeal lodged and already heard, resulting in a debt for the Company in the restated amount of  R$ 110,054 thousand, settled in July 2010, which resulted in the closing of the legal proceedings.

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06.01 - NOTES TO QUARTERLY INFORMATION

ICMS - Offsetting of ICMS debts of Petrobrás Distribuidora in the State of Rio de Janeiro using court order debts.

Petrobras Distribuidora had a number of tax deficiency notices from the State of Rio de Janeiro arising from ICMS tax triggering events that occurred between the end of the 1990s and the middle of the decade 2000 in the pardoned amount of  R$ 110,000 thousand, originating from 41 notices of infraction, where the majority refer to interstate operations for exits of basic oil with deferment, where ICMS was collected with respect to the entry of the product into Petrobras Distribuidora in the amount of R$ 77,491  thousand.

Law 5647/2010, enacted by the State of Rio de Janeiro, permitted taxpayers to pay the amount of their debts, reduced through the elimination of fines and part of the interest, through the use of court order debts issued by the Superior Court of the State of Rio de Janeiro that were overdue and not paid by the Executive with a discount of the face value.

Petrobras Distribuidora  acquired  court order debts at the cost of R$ 77,000 thousand, with a face value of R$ 110,000 thousand, for offsetting with the debts of a tax nature owed to the State of Rio de Janeiro in the amount of  R$ 110,000 thousand associated with the discounts granted by REFIS/RJ. The Company obtained homologation of the process on the part of the State Attorney on July 8, 2010, providing a gain resulting from the discount of R$ 33,000 thousand, recorded as financial revenue. The amount of R$ 77,000 thousand is a deductible expense for income tax purposes, since REFIS/RJ granted discounts of up to 100% of the amount of the fines applied.

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27.2       Main legal proceedings with a probability of loss classified as possible:

Description	Current situation

Plaintiff: Porto Seguro Imóveis Ltda.

Nature: Civil

Porto Seguro, a minority shareholder of Petroquisa, filed a lawsuit against Petrobras, related to alleged losses arising from the sale of the shareholding interests of Petroquisa in various petrochemical companies included in the National Privatization Program. The plaintiff filed the aforesaid lawsuit to obtain an order obliging Petrobras, as the majority shareholder of Petroquisa, to compensate for the "loss" inflicted on the equity of Petroquisa, through the acts which approved the minimum sales price of its shareholding interest in the capital of the privatized companies.

On March 30, 2004 the Court of Appeals of Rio de Janeiro unanimously granted the new appeal lodged by Porto Seguro, ordering Petrobras to indemnify an amount equal to US$ 2,370 million, plus 5% as a premium and 20% as lawyers' fees.

Petrobras filed a special and an extraordinary appeal before the Superior Court of Justice (STJ) and the Federal Supreme Court (STF), which were rejected. Petrobras then filed an interlocutory appeal against the decision before the Superior Court of Justice and the Federal Supreme Court.

The special appeal offered by Porto Seguro, which sought to bar the processing of the special appeal by Petrobras, was heard and dismissed in December 2009. Motions to clarify were then invoked by Porto Seguro on March 12, 2010, which are awaiting a hearing.

The publication of this decision and judgment of the aforementioned special appeal through which Petrobras seeks to totally reverse the sentence is being awaited.

Based on the opinion of its legal counsel, the Company does not expect an unfavorable outcome to these proceedings.

If the situation is not reversed, the estimated indemnification to Petroquisa, including monetary correction and interest, would be R$ 17,638,899 thousand as of June 30, 2010. As Petrobras owns 100% of the capital of Petroquisa, part of the indemnification to Petroquisa, estimated at R$ 11,641,673 thousand, will not represent an actual disbursement from the Petrobras System.  Additionally, Petrobras would have to indemnify Porto Seguro, the plaintive, R$ 881,945 thousand as a premium and pay $ 3,527,780 thousand as lawyers' fees to Lobo & Ibeas Advogados.

Plaintiff: Kalium Mineração S.A. Nature: Civil An action for indemnification for losses and damages and profits due to a contractual rescission.

Considered as with the ground at the first instance. The two parties lodged appeals which were dismissed. Petrobras is awaiting a hearing of the extraordinary appeal lodged with the Federal Supreme Court and a special appeal with the Superior Court of Justice on September 18, 2003, both of which were admitted. There is also a special appeal by Kalium which is awaiting a hearing. The maximum exposure for Petrobras, estimated to June 30, 2010, is R$ 181,275 thousand.

Plaintiff: Destilaria J.B. Ltda. and Others. Nature: Civil Collection of charges on invoices related to the purchase of alcohol paid late.	There is a final and unappealable condemnatory decision in an amount to be calculated and still pending settlement Maximum updated exposure: R$ 221,601 thousand.

Plaintiff: IBAMA

Nature: Civil

Non-compliance with the Settlement and Commitment Agreement (TAC) clause related to the Campos Basin, of August 11, 2004, through continuing to drill of the well without prior approval.

Sentence handed down at the lower administrative level, ordering Petrobras to pay for non-compliance with the TAC. The Company filed a hierarchical appeal to the Ministry of the Environment which is awaiting a hearing.

Maximum estimated exposure: R$ 168,884 thousand.

Plaintiff: Federal Revenue Department of Rio de Janeiro

Nature: Tax

Tax deficiency notice related to withholding income tax calculated on remittances of payments for affreightment of vessels referring to the period from 1999 to 2002.

Petrobras submitted new administrative appeals to the Higher Chamber of Tax Appeals, the highest administrative level, which are awaiting a hearing. Maximum estimated exposure: R$ 4,451,002 thousand.

Plaintiff: SRP - Social Security Department

Nature: Tax

Tax deficiency notices related to social security charges arising from administrative proceedings brought by the INSS which attributed joint liability to the company for the contracting of civil construction and other services.

Of the amounts the company disbursed to guarantee the filing of appeals and/or obtaining of the debt clearance certificate from the INSS, R$ 114,999 thousand is recorded as deposited in court, which could be recovered in the proceedings in progress, related to 332 tax deficiency notices amounting to R$ 363,298 thousand at June 30, 2010. Petrobras' legal department classifies the chances of loss as it considers the risk of future disbursement to be minimal.

Plaintiff: Federal Revenue Department of Rio de Janeiro

Nature: Tax

Tax deficiency notice referring to import duty (II) and excise tax (IPI), contesting the tax classification as Other Electrogenic Groups for the importing of equipment belonging to the thermoelectric power station, Termorio S.A.

On August 15, 2006, Termorio filed a refutation of this notice of infraction in the Federal Revenue Inspectorate of Rio de Janeiro as it considers that the tax collecting classifications that were made were supported by a technical report from a renowned institute.  In a session on October 11, 2007, the First Panel of Judges considered the tax assessment as invalid. The Federal Revenue Inspectorate filed an ex-officio appeal to the Taxpayers' Council of Porto Alegre – RS which is awaiting a hearing.

Maximum updated exposure: R$ 741,267 thousand.

Plaintiff: Federal Revenue Department

Nature: Tax

CIDE – Fuels. Non-payment in the period from March 2002 to October 2003, pursuant to court orders obtained by distributors and petrol stations protecting them from levying this charge.

The lower court considered the assessment to have grounds. The Company filed a spontaneous appeal which is awaiting a hearing. Maximum estimated exposure: R$ 1,167,067 thousand.
Plaintiff: Federal Revenue Department Nature: Tax Withholding income tax (IRRF) on remittances abroad for payment of petroleum imports

The lower court considered the assessment to be groundles. There was an appeal by the Federal Revenue Department to the Taxpayers' Council that was approved.  Petrobras filed a spontaneous appeal which is awaiting a hearing.

Maximum estimated exposure: R$ 877,652 thousand.

Plaintiff: Federal Revenue Department of Rio de Janeiro Nature: Tax Corporate income tax (IRPJ) and social contribution (CSLL) 2003 - Fine on arrears on payment made through voluntary disclosure.	The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which is awaiting a hearing. Maximum estimated exposure: R$ 268,150 thousand.
Plaintiff: Federal Revenue Department Nature: Tax Non payment of CIDE by Petrobras on imports of naphtha sold to Braskem.

The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which was transformed into inspections in the Company's establishments.

Maximum estimated exposure: R$ 1,968,605 thousand.

Plaintiff: State Finance Department of Rio de Janeiro Nature: Tax ICMS – Notices of infraction LNG transfer operations in the ambit of the centralizing establishment.	Unfavorable decision for Petrobras. Spontaneous appeal filed in the Taxpayers' Council, which is awaiting a hearing. Maximum estimated exposure: R$ 362,013 thousand.
Plaintiff: State of São Paulo Nature: Tax Suspension of payment of ICMS on imports of natural gas from Bolivia.

The lower court considered the assessment to have grounds.

In the second instance, approval of the ordinary appeal was denied.

The company filed a spontaneous appeal.

Maximum estimated exposure: R$ 784,843 thousand.

Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Jaguaré, Marataízes, Serra, Vila Velha and Vitória.

Nature: Tax

Not withholding and paying service tax (ISS) on offshore services.

Some municipalities located in the State of Espírito Santo have filed notices of infraction against  Petrobras for the supposed failure to withhold service tax of any nature (ISSQN) on offshore services. Petrobras withheld the ISSQN; however, it paid the tax to the municipalities where the respective service providers are established, in accordance with Complementary Law 116/03.

The Company presented administrative defenses with the aim of canceling the assessments and the majority are in the process of being heard. Of the municipalities with respect to those that have already exhausted the discussion (at the administrative level), only the municipality of Itapemirim has filed tax collection proceedings. In this judicial case, the Company has offered a guarantee and is defending itself, considering it paid the service tax (ISS) correctly,  in the terms of Complementary Law 116/2003.

Maximum estimated exposure: R$ 1,407,245 thousand.

Plaintiff: State Finance Department of Rio de Janeiro and Sergipe

Nature: Tax

Incorrect use of ICMS credits from drilling bits and chemical products used in formulating drilling fluid.

The State Finance Department of Rio de Janeiro drafted notices of tax assessment as it understands that they comprise material for use and consumption, for which use of the credit will only be permitted as from 2011.

The Company presented administrative defenses with the aim of cancelling the assessments and the majority are still in the process of being heard. Maximum estimated exposure: R$ 634,327 thousand.

Plaintiff: Federal Revenue Department of Rio de Janeiro

Nature: Tax

Tax assessment notice received by Companhia Locadora de Equipamentos Petrolíferos - CLEP, referring to questioning related to the rate of Income Tax Withheld at Source, applicable to the issuing of securities abroad.  Possibility of applying the Brazil – Japan Treaty (Dec. 61.889/67).

On July 16, 2009 CLEP received a tax assessment notice.

On August 14, 2009, CLEP filed a refutation of this tax assessment notice in the Regional Federal Revenue Office of Rio de Janeiro.

On September 3, 2009 the process was remitted to the Control and Hearing Service – DRJ.

Maximum estimated exposure: R$ 339,485  thousand.

Plaintiff: State Finance Department of São Paulo

Nature: Tax

Suspension of collection of ICMS and a fine for importing and non-compliance with an accessory obligation  Temporary admission – Drilling rig - Admission in Sao Paulo -  Customs clearance in Rio de Janeiro. (ICMS agreement 58/99)

The lower court considered the assessment to have grounds. The decision was upheld at the second instance.

In the process of filing a special appeal by Petrobras, to be heard by the Superior Chamber of the Tax Court of the State of São Paulo.

Maximum updated exposure: R$ 2,608,014 thousand.

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06.01 - NOTES TO QUARTERLY INFORMATION

Description	Current situation
Plaintiff: Finance and Planning Department of the Federal District. Nature: Tax Payment of ICMS due to omission on exit (Inventories)	The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which is awaiting a hearing. Maximum updated exposure: R$ 186,984 thousand.
Plaintiff: State Finance Department of Bahia Nature: Tax Incorrect allocation of credit, difference in the ICMS rate for material for use and consumption.	The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which is awaiting a hearing. Maximum updated exposure: R$ 227,724 thousand.
Plaintiff: Federal Revenue Department Nature: Tax Social contribution and corporate income tax - collection of a fine for dismissal of a voluntary disclosure.	The lower court considered the assessment to have grounds. Maximum updated exposure: R$ 185,128 thousand.

Plaintiff: Federal Revenue Department

Nature: Tax

Notices of Infraction for denial of offsetting of corporate income tax (IRPJ) and social contribution on net income (CSLL) computed during the year by monthly estimate.

The company is relying on an administrative level.

Some notices were considered to have grounds in the first administrative instance. The company filed spontaneous appeals which are awaiting a hearing.

Maximum estimated exposure: R$ 355,859 thousand.

Processes for small amounts

The Company is involved in a number of legal and administrative proceedings with expectations of possible losses, whose total of legal nature reaches R$ 153,970 thousand for civil actions, R$ 756,999 thousand for labor actions, R$ 747,616 thousand for tax actions and R$ 333,312 thousand for environmental actions.

Environmental questions

The Company is subject to various environmental laws and regulations that regulate activities involving the unloading of oil, gas and other materials and that establish that the effects on the environment caused by the Company’s operations must be remedied or mitigated by the Company. We present below the updated situation of the main environmental proceedings with chances of possible loss.

In 2000, an oil spill at the São Francisco do Sul Terminal of the Presidente Getúlio Vargas Refinery (Repar) discharged approximately 1.06 million gallons of crude oil into the surrounding area.  At that time approximately R$ 74,000  thousand was spent to clean up the affected area and to cover the fines applied by the environmental authorities. There is the following lawsuit with respect to this spill:

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06.01 - NOTES TO QUARTERLY INFORMATION

Description	Current situation
Plaintiff: AMAR - Association for Environmental Defense of Araucária Nature: Environmental Claim for indemnification for moral and property damages to the environment.

No decision handed down in the lower court. It is awaiting the start of the expert investigation to quantify the amount.

Maximum updated exposure: R$ 140,837 thousand

The court determined that this suit and the suit brought by the Paraná Environmental Institute (IAP) are heard together.

Plaintiff: Federal Public Attorney's Office and Public Attorney's Office of the State of Paraná

Nature: Environmental

Claim for indemnification for moral and financial damages and environmental restoration.

No decision handed down in the lower court. Maximum updated exposure: R$ 5,358,352 thousand

In 2001, the Araucária - Paranaguá oil pipeline ruptured as a result of an earthquake, causing a spill of approximately 15,059 gallons of fuel oil into a number of rivers in the State of Paraná. At that time, services to clean the river surfaces were performed, recovering approximately 13,738 gallons of oil. As a result of the accident the following suit was filed against the Company:

Description	Current situation
Plaintiff: Paraná Environmental Institute (IAP) Nature: Environmental Fine applied for alleged environmental damages.

Appeal by Petrobras dismissed at the 2nd administrative level. As it understands that the statute has run on the administrative fine, an annulment action was filed as a result of having received a "notice of federal debts payable", dated October 22, 2009.

Maximum updated exposure: R$ 145,387 thousand

The court determined that this suit and the suit brought by AMAR are heard together.

On March 20, 2001, platform P-36 sank in the Campos Basin. As a result of the accident the following suit was filed against the Company:

Description	Current situation
Plaintiff: Federal Public Attorney's Office - Rio de Janeiro Nature: Civil Indemnification for environmental damages - P-36.

As published on May 23, 2007 the claim  was considered  partially to have grounds and Petrobras was ordered to pay damages in the amount of            R$ 100,000 thousand, for the damage caused to the environment, to be restated monthly with 1% interest on arrears as from the date on which the event occurred.   Petrobras filed a civil appeal against this decision which is awaiting a hearing.

Maximum updated exposure: R$ 274,245 thousand

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27.3     Assets contingencies

27.3.1       Recovery of PIS and COFINS

Petrobras and its subsidiaries Gaspetro, Transpetro and Refap filed a civil suit against the Federal government before the judiciary of Rio de Janeiro, referring to  recovery, through offsetting, of the amounts paid as PIS on financial revenue and  exchange gains in the period between  February 1999 and  November 2002 and COFINS between February 1999 and January 2004, in light of the ruling that paragraph 1 of article 3 of Law 9718/98 is unconstitutional.

On November 9, 2005, the Federal Supreme Court considered that the aforementioned paragraph 1 of article  3 of Law 9718/98 is unconstitutional. On January 9, 2006, in view of the final decision by the Federal Supreme Court, Petrobras filed a new suit aiming at recovering the COFINS related to the period from January 2003 to January 2004.

At June 30, 2010, the amounts of R$ 2,249,847 thousand for Petrobras, R$ 73,131 thousand for Gaspetro, R$ 27,947 thousand for Transpetro and  R$ 13,718  thousand for  Refap, with respect to the aforementioned suits, are not reflected in the financial statements due to the absence of a definitive favorable decision.

27.3.2     Litigations abroad

a)  In the United States - P-19 and P-31

On July 25, 2002, Braspetro Oil Service Company (Brasoil) and Petrobras won related lawsuits filed with the US lower courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company in which they were trying to obtain, since 1997, with respect to the first company (Brasoil), a legal declaration that exempted them from the obligation of paying the performance bond for platforms P-19 and P-31, and, with respect to the second company (Petrobras), they were seeking reimbursement of any quantities for which they might happen to be condemned in the execution proceedings of the performance bond.

A court decision by the Federal Court of the Southern District of New York recognized the right of Brasoil and Petrobras to receive indemnity for losses and damages in the amount of US$ 237 million, plus interest and reimbursement of legal expenses on the date of effective receipt related to the performance bond, totaling approximately         US$ 370 million

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The insurance companies filed an appeal against this decision before the Court of Appeals for the Second Circuit. On May 20, 2004 the Court handed down a decision that partially confirmed the sentence with respect to the responsibility of the insurance companies for payment of the performance bonds. However, it removed the obligation of the insurance companies with respect to payment of the fine, legal fees and costs, thus reducing the amount of the indemnity to US$ 245 million. The insurance companies appealed against these decisions in the Full Court, which was not accepted, and the judgment above remains definitive.

In April 2005 the parties (the insurance companies and Brasoil) initiated negotiation procedures aimed at the effective settlement of Brasoil’s credit, seeking the signing of a heads of agreement, the operationalization of which, however, resulted in new doubts and questions to be remedied in court. On July 21, 2006, the US court handed down an executive decision, defining the points of difference, such as interest due, however, conditioning the payment of the amounts owed to Brasoil to the permanent closing of legal proceedings involving identical claims in progress before the Brazilian courts, which the parties proceeded to do.

b)  In London - P-36

Through a decision handed down on February 2, 2004, Petromec Inc (Petromec) and Marítima Petróleo e Engenharia Ltda. (Marítima) were sentenced to reimburse Brasoil the amount of US$ 58  million, plus interest, for the loan made by  Brasoil to Petromec through a Deed of Payment and Indemnity, dated May 21, 1999 and guaranteed by Marítima in accordance with the Keepwell Agreement  dated May 21, 1999. The payment of these amounts is halted until pending questions are decided.

In the current stage of the litigation, Petromec is upholding its request for additional costs for the upgrade based on the Supervision Agreement, dated June 20, 1997.

A preliminary hearing related to the method by which the eventual right of Petromec occurred took place on June 26 and 27, 2007. On June 6, 2007, the Court handed down a decision, upholding the methodology defended by Petrobras and Brasoil. Petromec appealed against this decision and the Appeals Court considered this appeal on November 27, 2007. On December 21, 2007 the Court of Appeals substantially rejected Petromec’s appeal. On April 2, 2008, the Court gave directions with respect to the future management of the suit.

Petromec filed its Particulars of Claim on September 29, 2008, where it claimed the amount of US$ 154 million, plus interest. Brasoil and Petrobras presented their defense on January 29, 2010.

The hearing of Petromec’s claim should take place in 2010 or 2011. The final results of the litigation remain uncertain.

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        P-38 and P-40

After the hearing of the litigation related to P-38 and P-40, which took place in London during April and May 2007, the English Court handed down a decision on June 12, 2007 in favor of Brasoil in the following terms:

1)  With respect to the litigation for P-38,  a sentence for payment of the amount of     US$ 83 million with respect to the principal, plus interest in the amount of US$ 31 million, and costs to be calculated; and

2)  With respect to the litigation for P-40,  a sentence for payment of the amount of     US$ 171 million with respect to the principal, plus interest in the amount of US$ 66 million, and costs to be calculated.

The total amount awarded, excluding costs, in favor of Brasoil,  is approximately 98.5% (in the case of P-38) and 96.4% (in the case of P-40) of the full amount of the sums claimed by Brasoil in the hearing.

In addition to the granting of the costs in favor of Brasoil, established in the decision of June 12, 2007, as mentioned above, a new decision was claimed with respect to these costs. This decision was granted in the amount of £ 5 million. In a subsequent audience an additional decision in the amount of £1 million was granted.

c)   Other litigation for indemnification

In the building/conversion of ships into Floating Production, Storage and Offloading (FPSO) and Floating, Storage and Offloading (FSO) vessels, Brasoil transferred financial resources in the amount of US$ 638 million, equivalent to R$ 1,148,734 thousand at June 30, 2010 (R$ 1,102,929 thousand at December 31, 2009) directly to its suppliers and subcontractors, with the aim of avoiding delays in the building/conversion of vessels and, consequently, losses to Brasoil.

Based on the opinions of Brasoil’s legal advisers, these expenditures are liable to reimbursement by the builders, which is the reason why litigations for financial indemnification were filed in international courts.  However, conservatively, the portion of this balance not covered by real guarantees, in the amount of US$ 566 million, equivalent to R$ 1,018,951 thousand  at June 30, 2010 (R$ 977,490  thousand at December 31, 2009) is recorded as an allowance for doubtful accounts.

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28   Commitments assumed by the energy segment

 Commitments for purchase of natural gas

Petrobras entered into an agreement with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) to purchase a total of 201.9 billion m3 of natural gas during the term of the agreement, undertaking to purchase minimum annual volumes at a price calculated according to a formula indexed to the price of fuel oil. The agreement is valid until 2019 and will be renewed until the total contracted volume has been consumed.

In the period between 2002 and 2005, Petrobras bought less than the minimum volume established in the agreement with YPFB and paid US$ 81,409 thousand (equivalent to R$ 146,594 at June 30, 2010) referring to the volumes not transported, the credits for which will be realized through the drawing of future volumes.

The commitments for purchase of gas up to the end of the agreement represent volumes of 24 million cubic meters per day.

In the fourth quarter of 2009 Petrobras and YPFB signed a contractual addendum which regulates the payment of additional amounts to YPFB referring to the quantity of liquids (heavy hydrocarbons) present in the natural gas imported by Petrobras from YPFB through a Gas Supply Agreement (GSA). The addendum establishes additional amounts between       US$ 100 million and US$ 180 million per year, applied to the volumes of gas delivered as from May 2007. With respect to 2007, the obligation for additional payment by Petrobras was recorded as a provision in 2009 and settled in February 2010. The payment of the amounts referring to subsequent years will only be due after compliance with a condition precedent established in the addendum, which will require additional negotiations with YPFB.

29   Guarantees for concession agreements for petroleum exploration

Petrobras gave guarantees to the National Petroleum Agency (ANP) in the total amount of           R$ 4,731,609 thousand for the Minimum Exploration Programs established in the concession agreements for exploration areas, with R$ 4,144,839 thousand, net of commitments already fulfilled, remaining in force.  Of this amount, R$ 2,933,832 thousand corresponds to a lien on the oil from previously identified fields already in production, and R$ 1,211,007 thousand refers to bank guarantees.

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30   Segment reporting

Petrobras is an operationally integrated company and the major part of the production of petroleum and gas from the Exploration and Production Department is transferred to other business departments of Petrobras.

The information per business area (operating segment) is being presented pursuant to CPC 22 –  Segment reporting ( IFRS-8 ). In the statements by business segment, the Company’s operations are presented according to the organization and management model approved on October 23, 2000 by the Board of Directors of Petrobras, comprising the following departments:

a) Exploration and Production: This comprises the activities of exploration, production development and production of oil, LNG ( liquefied natural gas) and natural gas in Brazil, for the purpose of supplying, as a priority, refineries in Brazil and also selling on  the domestic and foreign markets the surplus petroleum and byproducts produced in their natural gas processing plants.

b) Supply: This comprises the refining, logistics, transport and trading activities of oil and oil products, exporting of ethanol, extraction and processing of schist, as well as holding interests in companies of the petrochemical sector in Brazil.

c) Gas and Energy:  It comprises the activities of transport and trading of natural gas produced in Brazil or imported, transport and trading of LNG, generation and trading of electric power, as well as corporate interests in transporters and distributors of natural gas and in thermoelectric power stations in Brazil, in addition to being responsible for the fertilizer business (migration of the fertilizer business from the Supply department to Gas and Energy, pursuant to a decision of the Board of Directives on September 21, 2009).

d) Distribution: It is responsible for the distribution of oil products, ethanol and compressed natural gas in Brazil, represented by the operations of Petrobras Distribuidora.

e) International: It comprises the activities of exploration and production of oil and gas, supply, gas and energy, and distribution, carried out abroad in a number of countries in the Americas, Africa, Europe and Asia.

The items that cannot be attributed to the other departments, notably those linked to corporate financial management, the overheads related to central administration and other expenses, including actuarial expenses related to the pension and healthcare plans for retired employees and pensioners, are allocated in the corporate agencies group. The business dealings with biofuels, represented mainly by the operations of Petrobras Biocombustível are also included in this group.

The accounting information per business segment was prepared based on the assumption of controllability, for the purpose of attributing to the business sectors only those items over which these segments have effective control.

In the computation of the results by business segment, transactions carried out with third parties and the transfers between the business segments are considered and they are valued by internal transfer prices defined between the segments using calculation methodologies based on market parameters.

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CONSOLIDATED STATEMENT OF BUSINESS SEGMENTATION

Consolidated assets by business area - June 30, 2010

	R$ thousand
	E&P	Supply	Gas & Energy	Distribution	International	Corporate	Elimination	Consolidated

Assets	144,564,321	101,228,450	47,292,840	11,481,374	31,082,685	57,121,535	(10,741,358)	382,029,847

Current assets	6,923,748	27,811,031	4,291,811	6,293,337	5,483,072	30,379,748	(9,202,507)	71,980,240
Cash and cash equivalents						24,209,866		24,209,866
Other current assets	6,923,748	27,811,031	4,291,811	6,293,337	5,483,072	6,169,882	(9,202,507)	47,770,374
Non-current assets	137,640,573	73,417,419	43,001,029	5,188,037	25,599,613	26,741,787	(1,538,851)	310,049,607
Long-term receivables	7,941,341	5,262,020	3,059,431	911,090	3,088,462	19,302,677	(1,538,851)	38,026,170
Investment	732	5,511,099	272,902	13,988	1,759,662	930,804		8,489,187
Property, plant & equipment	127,844,504	62,379,055	38,434,307	3,571,473	17,306,016	5,488,864		255,024,219
Intangible assets	1,853,996	265,245	1,234,389	691,486	3,445,473	1,019,442		8,510,031

Consolidated assets by business area – December 31, 2009

	R$ thousand
	E&P	Supply	Gas & Energy	Distribution	International	Corporate	Elimination	Consolidated

Assets	132,171,585	87,852,758	44,938,374	10,951,017	28,378,086	56,556,508	(10,541,649)	350,306,679

Current assets	6,515,276	27,412,386	5,075,666	5,668,262	5,127,867	33,989,301	(9,415,183)	74,373,575
Cash and cash equivalents						29,034,228		29,034,228
Other current assets	6,515,276	27,412,386	5,075,666	5,668,262	5,127,867	4,955,073	(9,415,183)	45,339,347
Non-current assets	125,656,309	60,440,372	39,862,708	5,282,755	23,250,219	22,567,207	(1,126,466)	275,933,104
Long-term receivables	7,487,929	4,387,000	2,814,831	1,060,478	2,776,460	17,522,824	(1,126,466)	34,923,056
Investment		3,329,727	273,241	24,931	1,881,643	150,218		5,659,760
Property, plant & equipment	116,368,844	52,455,862	35,665,729	3,503,368	15,252,016	3,833,605		227,079,424
Intangible assets	1,799,536	267,783	1,108,907	693,978	3,340,100	1,060,560		8,270,864

The segmented information of 2010 and 2009 were prepared considering the change in the composition of the business departments, resulting from the transfer of the management of the Fertilizer business from the Supply department to the Gas and Energy Department.

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Consolidated Statement of Income per Business Area – January to June 2010

	R$ thousand
	E&P	Supply	Gas & Energy	Distribution	International	Corporate	Elimination	Consolidated

Net operating income	46,899,660	85,525,829	6,485,244	30,976,096	12,149,711		(77,993,091)	104,043,449
Intersegments	46,645,605	27,373,332	819,324	655,117	2,499,713		(77,993,091)
Third parties	254,055	58,152,497	5,665,920	30,320,979	9,649,998			104,043,449
Cost of goods sold	(21,256,003)	(80,246,792)	(4,030,433)	(28,257,032)	(9,390,376)		77,834,242	(65,346,394)
Gross profit	25,643,657	5,279,037	2,454,811	2,719,064	2,759,335		(158,849)	38,697,055
Operating expenses	(3,012,043)	(3,163,706)	(1,375,121)	(1,763,357)	(1,462,703)	(4,134,035)	133,538	(14,777,427)
Selling, administrative and general expenses	(359,301)	(2,660,567)	(921,039)	(1,655,753)	(808,956)	(1,759,817)	90,605	(8,074,828)
Tax	(111,713)	(48,920)	(24,079)	(14,322)	(74,676)	(103,518)	(847)	(378,075)
Exploration costs for the extraction of oil	(1,402,632)				(226,133)			(1,628,765)
Loss on recovery of assets			(79,992)		(113,762)			(193,754)
Research and development	(414,427)	(137,853)	(55,659)	(4,391)	(1,417)	(192,489)		(806,236)
Health care and pension plans						(788,468)		(788,468)
Others	(723,970)	(316,366)	(294,352)	(88,891)	(237,759)	(1,289,743)	43,780	(2,907,301)
Operating income (loss)	22,631,614	2,115,331	1,079,690	955,707	1,296,632	(4,134,035)	(25,311)	23,919,628
Financial result, net						(1,331,295)		(1,331,295)
Stakeholding in investments		(342,753)	(11,766)	(718)	(12,367)	(42,121)		(409,725)

Operating income (loss) before social contribution, income-tax, employee and management profit sharing and minority interest	22,631,614	1,772,578	1,067,924	954,989	1,284,265	(5,507,451)	(25,311)	22,178,608
Income tax and social contribution	(7,694,746)	(719,210)	(367,097)	(324,940)	(212,669)	3,260,718	12,982	(6,044,962)
Minority interest	24,372	(44,475)	(29,189)		(92,311)	29,222		(112,381)
Net income (loss) attributable to shareholders of Petrobras	14,961,240	1,008,893	671,638	630,049	979,285	(2,217,511)	(12,329)	16,021,265

Consolidated Statement of Income per Business Area – January to June 2009

	R$ thousand
	E&P	Supply	Gas & Energy	Distribution	International	Corporate	Elimination	Consolidated

Net operating income	32,758,816	70,196,245	6,485,473	27,592,676	9,409,886		(59,201,627)	87,241,469
Intersegments	32,047,966	24,155,904	1,040,583	798,478	1,158,698		(59,201,627)	2
Third parties	710,850	46,040,341	5,444,890	26,794,198	8,251,188			87,241,467
Cost of goods sold	(18,337,472)	(52,068,563)	(5,152,919)	(25,293,833)	(7,607,672)		58,127,910	(50,332,549)
Gross profit	14,421,344	18,127,682	1,332,554	2,298,843	1,802,214		(1,073,717)	36,908,920
Operating expenses	(2,264,680)	(2,969,529)	(935,424)	(1,445,804)	(1,495,954)	(3,524,144)	168,817	(12,466,718)
Selling, administrative and general expenses	(353,577)	(2,416,499)	(492,805)	(1,443,768)	(891,483)	(1,683,379)	94,499	(7,187,012)
Tax	(36,818)	(47,519)	(13,251)	(17,126)	(83,887)	(127,535)	(604)	(326,740)
Exploration costs for the extraction of oil	(1,395,721)				(256,580)			(1,652,301)
Loss on recovery of assets
Research and development	(280,465)	(164,606)	(15,160)	(6,320)	(1,248)	(236,686)	(223)	(704,708)
Health care and pension plans						(699,985)		(699,985)
Others	(198,099)	(340,905)	(414,208)	21,410	(262,756)	(776,559)	75,145	(1,895,972)
Operating income (loss)	12,156,664	15,158,153	397,130	853,039	306,260	(3,524,144)	(904,900)	24,442,202
Financial result, net						(1,719,541)		(1,719,541)
Stakeholding in investments		328,365	85,216	(27,443)	(363,644)	2,452		24,946

Operating income (loss) before social contribution, income-tax, employee and management profit sharing and minority interest	12,156,664	15,486,518	482,346	825,596	(57,384)	(5,241,233)	(904,900)	22,747,607
Income tax and social contribution	(4,133,214)	(5,153,772)	(135,024)	1,773,806	(47,815)	2,006,405	307,698	(5,381,916)
Result attributable to minority interests	10,751	(151,630)	(148,131)		(140,844)	(2,485,153)		(2,915,007)
Net income (loss) attributable to shareholders of Petrobras	8,034,201	10,181,116	199,191	2,599,402	(246,043)	(5,719,981)	(597,202)	14,450,684

The segmented information of 2010 and 2009 were prepared considering the change in the composition of the business departments, resulting from the transfer of the management of the Fertilizer business from the Supply department to the Gas and Energy Department.

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Consolidated Statement per International Business Area – 2010

	R$ thousand
	E&P	Supply	Gas & Energy	Distribution	Corporate	Eliminations	Consolidated
International area
Assets (at 06.30.2009)	21,922,519	5,330,377	3,522,426	1,271,266	3,320,522	(4,284,425)	31,082,685
Statement of income (Jan-Jun 2010)
Net operating revenue	3,254,257	6,462,496	1,077,257	3,460,387		(2,104,686)	12,149,711
Intersegments	2,640,565	1,786,342	171,554	32,463		(2,131,211)	2,499,713
Third parties	613,692	4,676,154	905,703	3,427,924		26,525	9,649,998
Operating income (loss)	1,333,855	(43,422)	183,942	57,677	(219,743)	(15,677)	1,296,632
Net income (loss)	1,122,541	(34,628)	111,306	52,645	(256,902)	(15,677)	979,285

Consolidated Statement per International Business Area – 2009

	R$ thousand
	E&P	Supply	Gas & Energy	Distribution	Corporate	Eliminations	Consolidated
International area
Assets (at 31.12.2009)	19,950,432	5,067,726	3,470,217	1,163,257	3,909,723	(5,183,269)	28,378,086
Statement of income (Jan-Jun 2009)
Net operating revenue	2,443,707	5,525,954	1,104,002	2,309,613	5,012	(1,978,402)	9,409,886
Intersegments	1,568,793	1,354,042	164,324	49,941		(1,978,402)	1,158,698
Third parties	874,914	4,171,912	939,678	2,259,672	5,012		8,251,188
Operating income (loss)	492,421	(98,569)	175,069	34,745	(359,961)	62,555	306,260
Net income (loss)	346,672	(323,058)	150,274	28,089	(510,575)	62,555	(246,043)

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31   Derivative financial instruments, hedge and risk management activities

The company is exposed to a series of market risks arising from its operations. These risks mainly involve the fact that eventual variations in the prices of oil and oil products, in exchange rates or in interest rates may negatively affect the value of the company’s financial assets and liabilities or future cash flows  and profits.

31.1     Risk management objectives and strategies

Petrobras’ risk management is conducted by its officers, following a corporate risk management policy. In March 2010, in compliance with the new corporate governance model developed by the Company, the Financial Committee was established by the Executive Board, replacing the Risk Management Committee. The Committee is sponsored by the Financial Board and is composed of all the executive managers of the financial department and the executive managers of the business departments are convened for discussions of specific themes.  One of the responsibilities of the Financial Committee is to evaluate exposures to risks and to establish guidelines for measuring, monitoring and managing the risk related to the activities of Petrobras and it is the Executive Board's responsibility to decide on the themes.

The risk management policy of the Petrobras System aims at contributing towards an appropriate balance between its objectives for growth and return and its level of risk exposure, whether inherent to the exercise of its activities or arising from the context within which it operates, so that, through effective allocation of its physical, financial and human resources the company may attain its strategic goals.

The Company adopts a philosophy of integrated risk management, according to which the focus of the management is not on individual risks – the operations or the business units – but on the broader, consolidated perspective of the corporation, making use of possible natural hedges. For the management of market/financial risks structural actions,  created as a result of appropriate management of the company’s capital and indebtedness, are adopted as a preference in detriment to the use of the derivative instruments.

In addition to assuring adequate protection for its fixed assets, facilities, operations and officers and orientating financial, tax, regulatory, market and loan exposure evaluations, amongst others, the Petrobras risk management policy seeks to make explicit its character of complementariness to its structural actions, which will create solid economic and financial grounds, capable of assuring that the opportunities for growth will be taken advantage of, even in adverse external circumstances.

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31.2      Risk of change in the prices of oil and oil products

a)       Risk management of prices of oil and oil products

Petrobras maintains exposure to the price cycle and does not use derivatives for hedging systemic operations (purchase or sale of goods with the purpose of meeting the operating needs of the Petrobras System). In March 2010, in compliance with the new corporate governance model developed by the Company, the Financial Committee was established by the Executive Board, replacing the Risk Management Committee. The Committee is sponsored by the Financial Board and is composed of all the executive managers of the financial department and the executive managers of the business departments are convened for discussions of specific themes.  One of the responsibilities of the Financial Committee is to evaluate exposures to risks and to establish guidelines for measuring, monitoring and managing the risk related to the activities of Petrobras and it is the Executive Board's responsibility to decide on the themes.

Nevertheless, the decisions referring to this issue are reviewed periodically and recommended to the Risk Management Committee. If hedge is indicated, in scenarios with a significant probability of adverse events, the hedge strategy should be carried out with the aim of protecting the Company’s solvency and liquidity, considering an integrated analysis of all the Company’s risk exposures and assuring the execution of the corporate investment plan.

Following the assumption of considering only the consolidated net exposure of the price risk of oil and oil products, the operations with derivatives, generally, are limited to protecting the results of transactions carried out on the international market for physical goods, i.e.  hedge operations are those where the gains and losses are totally or partially offset by the opposite result in the physical position.

b)       Main transactions and future commitments protected by derivative operations

The main operations with derivative financial instruments carried out by the companies of the Petrobras System are intended to hedge the expected results of the transactions performed abroad.

Accordingly, the operations with derivative instruments are usually short-term operations and accompany the terms of the commercial transactions. The instruments used are futures, forward, swap and options contracts.  The operations are carried out on the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), as well as on the international over-the-counter market.

The hedges settled during the period from January to June 2010 corresponded to approximately 62% of the traded volume of imports and exports to and from Brazil plus the total volume of the cargos traded abroad.

The main counterparties of operations for derivatives for oil and oil products are the New York Mercantile Exchange (NYMEX), the Intercontinental Exchange and JP Morgan.

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c)        Parameters used for risk management

The main parameters used in risk management for changes in the prices of Petrobras’ oil and oil products  are the operating cash flow at risk (CFAR) for medium-term assessments, and Value at Risk (VAR) and Stop Loss for short-term assessments. Corporate limits are defined for VAR and Stop Loss.

At June 30, 2010, the portfolio for commercial operations carried out abroad, as well as the hedges for their protection through derivatives for oil and oil products, presented a maximum estimated loss per day (VAR – Value at Risk), calculated at a reliability level of 95%, of approximately US$ 17.798 million.

d)       Notional and fair value of the derivative instruments

The following table summarizes the information on the derivative contracts in force for oil and oil products.

	Consolidated
	Notional value in thousands		Fair value recorded
	of bbl*		R$ thousand**		Maturity
	06.30.2010	12.31.2009	06.30.2010	12.31.2009

Futures contracts	(5,092)	(8,510)	31,648	(38,234)	2010
Purchase commitments	22,197	25,882
Sale commitments	(27,289)	(34,392)

Options contracts	(7,000)	(1,150)	(9,341)	(1,800)	2010
Buy	(3,050)	(550)	(2,661)	(1,600)
Bidding position	1,400
Short sale	(4,450)	(550)

Sale	(3,950)	(600)	(6,680)	(200)
Bidding position	2,300	250
Short sale	(6,250)	(850)

Forward contracts	1,569	(1,075)	(323)	(7,129)	2010
Long position	2,763	987
Short position	(1,194)	(2,062)
Total recorded in other current assets and liabilities			21,984	(47,163)

(*) A negative notional value represents a short position

(**) Negative fair values were recorded in liabilities and positive fair values in assets.

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	Parent company
	Notional value in thousands of bbl*		Fair value recorded R$ thousand**		Maturity
	06.30.2010	12.31.2009	06.30.2010	12.31.2009
Futures contracts	283	162	1,086	(2,329)	2010
Purchase commitments	11,694	10,683
Sale commitments	(11,411)	(10,521)

Options contracts	(6,080)	(1,150)	(8,389)	(1,800)	2010
Buy	(2,580)	(550)	(2,267)	(1,600)
Bidding position	1,400
Short sale	(3,980)	(550)
Sale	(3,500)	(600)	(6,122)	(200)
Bidding position	1,450	250
Short sale	(4,950)	(850)

Forward contracts		101	(1)	192	2010
Long position		276
Short position		(175)

Total recorded in other current assets and liabilities			(7,304)	(3,937)

(*) A negative notional value represents a short position.

(**) Negative fair values were recorded in liabilities and positive fair values in assets.

e)        Gains and losses in the period

	R$ thousand
	Consolidated		Parent company
Derivatives for oil and oil products	Jan-Jun 2010	Jan-Jun 2009	Jan-Jun 2010	Jan-Jun 2009
Gain (loss) recorded in results	65,873	(329,403)	(32,457)	72,874

f)         Value and  type of margins given in guarantee

The guarantees given as collateral generally consist of deposits.

The following table presents the balance of the margins given for coverage of the commodities traded on the stock exchanges and  the over-the-counter market of the Parent Company and consolidated.

R$ thousand
Consolidated		Parent company
06.30.2010	12.31.2009	06.30.2010	12.31.2009
358,107	243,407	167,925	120,212

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g)       Sensitivity analysis

The following sensitivity analysis was conducted for the fair value of the derivatives for oil and oil products.  The probable scenario is the fair value at June 30, 2010.  The possible and remote scenarios consider a deterioration of the prices in the risk variable of 25% and 50%, respectively, with respect to the same date.

		R$ thousand
		Consolidated
Market derivatives for oil and oil products	Risk	Probable scenario at 06.30.2010	Possible Scenario ( ? of 25%)	Remote Scenario ( ? of 50%)
Brent	Fall in Brent Oil	9,967	(61,515)	(123,030)
Freight	Fall in freight	28	(239)	(479)
Gasoline	High of Gasoline	(11,402)	(110,118)	(220,236)
Naphtha	High of naphtha	808	(202)	(404)
Fuel oil	High of Fuel Oil	1,182	(54,797)	(109,594)
Propane	High of Propane	(298)	(9,207)	(18,415)
WTI	High of WTI Oil	43,253	(272,887)	(585,323)
Diesel	High of Diesel	10,311	(84,109)	(168,217)
Dubai	Fall in Dubai	148	(6,997)	(13,994)
Etanol	Fall in Etanol	(2,413)	(6,879)	(13,757)

h)       Embedded Derivatives

The procedures for identifying derivative instruments in the contracts aim at timely recognition, control and adequate accounting handling to be employed, and they are applicable to the units of Petrobras and its subsidiaries.

The contracts with possible clauses for derivative instruments or securities to be realized are communicated before they are signed, so that there is orientation with respect to the eventual performance of effectivity tests, the establishment of the accounting policy to be adopted and the methodology for calculation of the fair value.

Currently the Company does not have outstanding contracts with embedded derivatives.

31.3     Exchange rate risk

Exchange risk is one of the financial risks that the company is exposed to and it originates from changes in the levels or volatility of the exchange rate.

Fluctuations in exchange rates may have a negative affect on Petrobras’ financial situation and operating results, since the majority of the Company’s revenues are in reais while the major part of its liabilities are in foreign currency.

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a) Management of exchange rate risks

With respect to the management of exchange rate risks, Petrobras seeks to identify and address them in an integrated manner, seeking to assure efficient allocation of the resources earmarked for the hedge.

Taking advantage of operating in an integrated manner in the energy segment, the company seeks, primarily, to identify or create natural hedges, i.e. to benefit from the correlation between its income and expenses.   In the specific case of exchange variation inherent to contracts where the cost and remuneration involve different currencies, this hedge is provided through allocating the cash investments between the real and the US dollar or another currency.

The risk management is performed for the net exposure. Periodic analyses of the exchange risk are prepared, assisting the decisions of the executive committee.  The exchange risk management strategy involves the use of derivative instruments to minimize the exchange exposure of certain obligations of the Company.

b)       Main transactions and future commitments hedged by derivative operations

Petrobras Internacional Finance Company (PIFCo)

In September 2006, the Company, through its subsidiary PifCo, contracted hedge known as a cross currency swap for coverage of the bonds issued in Yens in order to fix the company’s costs in this operation in US dollars.  In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen for the US dollar is fixed at the beginning of the transaction and remains fixed during its existence.  The Company does not intend to settle these contracts before the end of the term. For this relationship between the derivative and the loan, the Company adopted hedge accounting.

Petrobras Distribuidora

Petrobras Distribuidora is in a short position in  exchange futures rates through NDFs on the Brazilian over-the-counter market. For the aviation segment, which represents 100 % of the operations contracted for the period, the term of exposure is three months on average and the hedge is contracted concomitantly with the definition of the cost of the exported aviation kerosene, thus fixing and assuring the trading margin.  In the period in question operations were contracted in the amount of US$ 109 million.

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Usina Termelétrica Norte Fluminense (UTE Norte Fluminense)

The Company, aiming at assuring that significant fluctuations in the quotation of the US dollar do not affect its results and cash flows, contracted hedge in the nominal amount of US$ 22 million, representing 50% of its total indebtedness in foreign currency. It is important to point out that UTE Norte Fluminense is managed jointly and consolidated by Petrobras in proportion to its interest in its capital (10%).

Refinaria de Petróleo Riograndense S.A.

The Refinery  has outstanding  positions in NDF instruments (a currency forward contract without physical delivery) for the acquisition of imported petroleum in the notional amount of US$ 103,150 thousand and for hedging of financing in foreign currency in the notional amount of US$ 29,619 thousand. It is important to point out that Refinaria de Petróleo Riograndense is managed jointly, consolidated by Petrobras in proportion to its capital interest (33.20%).

c)        Parameters used for risk management and results obtained with respect to the proposed objectives

Petrobras Internacional Finance Company (PIFCo)

The hedge known as a cross currency swap complies with CVM Resolution 604/08 which approved CPC 38 - Financial Instruments: Recognition and Valuation and CPC 39 - Financial Instruments Presentation.

The Company decided to qualify its cash flow cross currency hedging. Upon the contracting of hedge and during its term, it is expected that the cash flow hedge will be a highly effective in offsetting the cash flows attributable to the hedge risk during the term of the operation. The changes in the fair value, in the measure of the effectiveness of the hedge, tested quarterly, are stated in other comprehensive retained earnings, until the cash flow of the hedged item is realized.

Petrobras Distribuidora

Petrobras Distribuidora is in a short position in  exchange futures rates through NDFs on the Brazilian over-the-counter market. The hedge is contracted concomitantly with the definition of the cost of the exported products, thus fixing and guaranteeing the trading margin. The Company’s policy is to contract hedge up to a maximum of 100% of the volume exported.

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The volume of hedge contracted for international billing in 2009 represented 61.9% of all the volume exported by Petrobras Distribuidora in the year. The settlements of all the operations that matured between January 1 and June 30, 2010 generated a negative result for the Company of R$ 1.33 million.

d)       Notional and fair value of the derivative instruments

The table below summarizes the information on the derivative contracts in force. The derivative transactions take into consideration the approved limits and credit balance for each institution in accordance with the regulatory orientations and procedures established by the Company.

Foreign currency derivatives

	Consolidated
	Notional value in $ thousand		Fair value R$ **		Maturity	Value at Risk R$ *

	06.30.2010	12.31.2009	06.30.2010	12.31.2009
Dollar forward contracts
Lo ng position	USD 154.769		(2,053)		2010	1565
	USD 154.769		(2,053)

Short position (USD)	USD 55.361	USD 75.898	2,603	1,722	2010	1,871
	USD 55.361	USD 75.898	2,603	1,722
Swaps

Cross Currency Swap			130,061	112,863	2016	10 ,026
Asset position
Average rate of receipt (JPY) = 2.15% p.a.	JPY 35.000.000	JPY 35.000.000	778,090	710,604
Liability position
Average rate of payment (USD) = 5.69% p.a.	USD 297.619	USD 297.619	(648,029)	(597 ,741)
To tal recorded in other current assets and liabilities			130,611	114,585

(*) Value at Risk = maximum expected loss in 1 day with 95% reliability under normal market conditions.

(**) Negative fair values were recorded in liabilities and positive fair values in assets.

The main counterparties of these operations are: Citibank, HSBC and Bradesco

The table below presents how the gains or losses from derivative instruments were recognized and whether there were reclassifications of other comprehensive results to the results for the period.

e)        Gains and losses in the year

	R$ thousand
	Consolidated		Parent company
Foreign currency derivatives	Jan-Jun 2010	Jan-Jun 2009	Jan-Jun 2010	Jan-Jun 2009
Gain (loss) recorded in results	3,644	(82,744)
Gain (loss) recorded in shareholders' equity	(17,568)	(38,356)

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f)         Value and  type of margins given in guarantee

The existing foreign currency derivative operations do not require a guarantee margin deposit.

g)        Sensitivity analysis

The following sensitivity analysis was conducted for the fair value of the foreign currency derivatives, loans and financial investments in foreign currency.  The probable scenario is the fair value at June 30, 2010.  The possible and remote scenarios consider a deterioration in the risk variable of 25% and 50%, respectively, with respect to the same date.

		R$ thousand
		Consolidated
Foreign currency derivatives	Risk	Probable scenario	Possible Scenario	Remote Scenario
		at 06.30.2010	( ? of 25%)	( ? of 50%)

Dollar forward contracts	Appreciation of the dollar against the real	(2,053)	(820)	(1,634)
Dollar forward contracts	Appreciation of the dollar against the real	2,603	(22,167)	(46,920)
Cross Currency Swap	Depreciation of the yen against the dollar	130,061	(25,556)	(157,216)

		R$ thousand
		Consolidated
Foreign currency debt *	Risk	Probable scenario at	Possible Scenario	Remote Scenario
		06.30.2010	( ? of 25%)	( ? of 50%)
Real [1]	Appreciation of the dollar against the real	25,848,973	6,462,243	12,924,487
Dollar	Appreciation of the dollar against the real	48,057,741	12,014,435	24,028,871
Euro	Appreciation of the euro against the real	66,686	16,672	33,343
Yen	Appreciation of the yen against the real	2,738,781	684,695	1,369,391
		76,712,181	19,178,045	38,356,092

1 - Financing in local currency parameterized to the variation of the dollar.
		R$ thousand
		Consolidated
Financial investment*	Risk	Probable scenario at	Possible Scenario	Remote Scenario
		06.30.2010	( ? of 25%)	( ? of 50%)
In foreign currency:	Appreciation of the real against the dollar	8,757,855	(2,189,464)	(4,378,928)
		8,757,855	(2,189,464)	(4,378,928)

		R$ thousand
		Consolidated
	Risk	Probable scenario	Possible Scenario	Remote Scenario
(derivative)*		at 06.30.2010	( ? of 25%)	( ? of 50%)
Future dollar long position	Appreciation of the real against the dollar	(233)	(10,270)	(20,773)
Future dollar short position	Appreciation of the dollar against the real	11	690	1,392
		(222)	(9,580)	(19,381)

(*) The isolated sensitivity analysis of the financial instruments does not represent the Company's net exposure to exchange risk.  Considering the balance between liabilities, assets, revenues and future commitments in foreign currency, the economic impact of possible exchange variations is not considered material.

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31.4     Interest rate risk

The interest rate risk that the Company is exposed to is due to its long-term debt and, to a lesser degree, its short-term debt. If the market interest rates (particularly LIBOR) rise, the Company’s financial expenses will increase, which may cause a negative impact on the operating results and financial position.The foreign currency debt at floating rates is subject, mainly, to the fluctuation of the Libor and the debt expressed in reais is subject, mainly, to the fluctuation in the long-term interest rate (TJLP), published by the Central Bank of Brazil.

Management of interest rate risks

Currently, the Company does not use derivative financial instruments to manage its exposure to fluctuations in interest rates.

31.5     Credit risk

Petrobras is exposed to the credit risk of clients and financial institutions, resulting from its commercial operations and its cash management.  These risks consist of the possibility of non-receipt of sales made and amounts invested, deposited or guaranteed by financial institutions.

Credit risk management objectives and strategies

The management of the credit risk in Petrobras is part of the management of the financial risks, which is performed by the Company’s officers, following a corporate risk management policy. The Credit Commissions, which were established due to a decision by the Executive Board, are each composed of three members and chaired by the Executive Manager for Financial Planning and Risk Management and the other members are the Executive Manager for Finances and the Executive Manager for the commercial department in contact with the client or with the financial institution.

The purpose of the Credit Commissions is to analyze questions connected with credit management, not only with respect to granting credit but also with respect to its management; to encourage integration between the units that compose them; and to identify the recommendations to be applied in the units involved or to be submitted to the appreciation of higher instances.

The credit risk management policy is part of the overall risk management policy of the Petrobras System and aims at reconciling the need for minimizing exposure to credit risk and maximizing the results of sales and financial operations, through an efficient process of analysis, concession and management of the credits.

Petrobras only grants credit for commercial interest and solely for the acquisition of its products.

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Parameters used for credit risk management

In its management of credit risks, Petrobras uses quantitative and qualitative parameters that are appropriate for each one of the market segments in which it operates.

The Company’s commercial credit portfolio, which surpasses US$ 34 billion, is very diversified and the credits granted are divided in an egalitarian manner between clients of the Brazilian domestic market and foreign markets.

Amongst the main clients there are large companies of the petroleum market, considered major companies, and the subsidiaries of the Petrobras System, beneficiaries of around 31% and 41%, respectively, of the total credit granted.

Financial institutions are beneficiaries of approximately US$ 36 billion, distributed between the main international banks, considered by international risk classifiers as Investment Grade, and the most important Brazilian banks.

Guarantees used in credit risk management

Credit sales to clients considered as high risk are only made through receipt of guarantees.  For this, the Company accepts credit cards issued abroad, bank guarantees issued in Brazil, mortgages and collateral.

For clients considered as medium risk, guarantees and endorsements of the partners of the companies, both individuals and legal entities, are also accepted.

Only guarantees issued by financial institutions that have available credit, established in accordance with the parameters adopted by the Company, are accepted.

The table below presents the maximum exposure to credit risk for the second quarter.

R$ thousand

Guarantees	2,825,240
Derivatives
Financial investments	8,108,061

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31.6     Liquidity risk

Petrobras uses its funds mainly for capital expenses, payment of dividends and debt refinancing. Historically, the conditions are met with funds generated internally, short and long-term debts, project financing, sales transactions and leasing. These sources of funds, allied to the Company’s strong financial position will continue to permit compliance with the established capital requirements.

Liquidity risk management

The liquidity risk management policy adopted by the Company predicts the continuity of the rescheduling of the debt profile,  appropriate to the investment cycle; raising of capital through various means and through medium and long-term financing agreements, including the issuing of bonuses on the international capital markets, financing of suppliers, project financing and bank financing.

Government regulation

In addition, the Ministry of Planning, Budgeting and Management controls the total amount of debts that Petrobras and its subsidiaries may incur, during the approval process of the annual budget. The Company and its subsidiaries must also obtain the approval of the National Treasury before assuming medium and long term debts. Loans that exceed the budgeted amounts for each year must be approved by the Federal Senate.

31.7     Financial investments (Operations with derivatives)

Petrobras has financial investments represented by quotas of exclusive funds, with part of the proceeds invested in operations with derivatives (US dollar and interbank deposit futures contracts) guaranteed by the Futures and Commodities Exchange (BM&F).

The following table presents the market value of the operations with derivatives held in the exclusive investment funds as of June 30, 2010.

Contract	Quantity	Market value R$ mil	Fair value R$ mil	Maturity

ID Futures
Long position	2.990	277.797	(66)	2010
Short position	(12.080)	(1.040.656)	652	2011 / 2012

Dollar Futures	473	42.807	(222)	2010
Long position	510	46.153	(233)
Short position	(37)	(3.346)	11

Options		467	(44)	2011
Long position	16.744	1.484	140
Short position	(16.744)	(1.017)	(184)

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32   Fair value of financial assets and liabilities

Fair values are determined based on market price quotations, when available, or, in the absence thereof, on the present value of expected cash flows. The fair values of cash and cash equivalents, trade accounts receivable, short term debt and accounts payable to suppliers are the same as their carrying values.  The fair values of the long-term assets and liabilities closely approximates their carrying values.

The estimated fair values for long-term loans of the Parent Company and Consolidated at June 30, 2010 were, respectively, R$ 31,437,904 thousand and R$ 94,965,601 thousand calculated at the prevailing market rates, considering natures, terms and risks similar to the registered contracts, and they may be compared to the carrying values of R$ 30,420,580 thousand and R$ 92,153,877 thousand.

The hierarchy of the fair values of the Company’s financial assets and liabilities, recorded at fair value on a recurring basis, at March 31, 2010, is presented as follows:

	R$ thousand
	Consolidated
	Fair value measured based on

	Prices quoted on active market (Level 1)	Valuation technique supported by observable prices (Level 2)	Valuation technique without use of observable prices (Level 3)	Total

Assets
Marketable securities	5,105,446			5,105,446
Foreign currency derivatives		132,664		132,664
Commodity derivatives	71,482	5,004		76,486
Total assets	5,176,928	137,668		5,314,596

Liabilities
Foreign currency derivatives		(2,053)		(2,053)
Commodity derivatives	(49,175)	(5,327)		(54,502)
Total liabilities	(49,175)	(7,380)		(56,555)

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

33   Security, environment and health

In the first half of 2010, Petrobras’ main security, environment and health indexes were compatible with the best companies in the sector worldwide and in the period it did not register any significant occurrence of oil spillage affecting the environment.

Petrobras continually invests in training and development of new technologies aimed at accident prevention and  the safety and health of its employees, which have been successively recognized both within and outside Brazil.

In maritime drilling activities detection systems are used that may provide immediate automatic closing of wells, thus avoiding loss of control. There are also gas detectors in various places on the platform, alarms for increases in pressure or leakages in the interior of the wells and  systems for preparing and injecting fluids into their interior.

In turn, Petrobras’ capacity to respond to emergencies is set up for worst case accident hypotheses, covering all its operation scenarios, including pre-salt.   The Company has contingency plans for oil leakages in all the Brazilian oil-bearing basins, in addition to specific local emergency plans for each unit. Complementing this protection network, there are 14 large-sized vessels dedicated exclusively to attend environmental emergencies, 80 aircraft and 10 environmental defense centers located in strategic points of the Company’s operation in Brazil.

The company’s total expenditure on security, environment and health (SMS), considering investments and operations, reached the amount of R$ 2,174,255 thousand in the first half of 2010, of which R$ 925,309 thousand was spent on security, R$ 1,079,422 thousand was spent on the environment and R$ 169,523 thousand was spent on health, where the expenses with multidisciplinary health assistance (AMS) and support for outside environmental programs and/or projects are not included.

This total included the expenditures made through PEGASO (Program for Excellence in Environmental Management and Operating Security), which, between investments and operations, totaled R$ 231,476 thousand in the period.

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

34   Statement of added value

			R$ thousand
	Consolidated				Parent company
	Jan-Jun 2010		Jan-Jun 2009	(*)	Jan-Jun 2010		Jan-Jun 2009	(*)
Revenues
Sales of products and services and other revenues	132,243,275		111,590,207		100,299,510		85,274,954
Allowance for doubtful accounts - formation	(162,289)		31,114		(127,479)		12,146
Revenues related to construction of assets for own use	32,406,798		24,809,132		23,722,781		17,903,065
	164,487,784		136,430,453		123,894,812		103,190,165
Inputs acquired from third parties
Materials consumed	(19,875,984)		(16,117,476)		(12,342,851)		(9,937,303)
Cost of goods for sale	(19,722,775)		(10,513,085)		(14,051,581)		(7,232,800)
Power, third-party services and other operating expenses	(34,349,896)		(30,449,207)		(25,306,471)		(24,075,581)
Tax credits on inputs acquired from third parties	(10,144,495)		(7,660,341)		(8,789,935)		(6,381,328)
Loss on recovery of assets	(514,128)		(137,782)		(4,169)		158,420
	(84,607,278)		(64,877,891)		(60,495,007)		(47,468,592)

Gross added value	79,880,506		71,552,562		63,399,805		55,721,573

Retentions
Depreciation and amortization	(6,888,550)		(6,662,491)		(4,964,820)		(4,649,637)

Net added value produced by the Company	72,991,956		64,890,071		58,434,985		51,071,936

Transferred added value
Equity in earnings of investments	(409,725)		24,947		2,400,677		3,637,790
Financial income - including monetary and exchange variations	1,682,316		1,685,818		1,599,044		2,104,205
Amortization of goodwill and discounts
Rents, royalties and others	596,850		615,566		514,411		578,293
	1,869,441		2,326,331		4,514,132		6,320,288

Total added value to be distributed	74,861,397		67,216,402		62,949,117		57,392,224
Distribution of added value
Personnel and officers
Payroll and related charges
Salaries	6,182,116	8%	5,476,263	8%	4,590,995	7%	4,013,669	7%

Benefits
Advantages	353,576	0%	375,498	1%	229,237		233,473
Retirement and pension plan	622,269	1%	445,518	1%	599,459	1%	426,993	1%
Healthcare plan	877,763	1%	798,945	1%	826,355	1%	752,100	1%

FGTS	354,923	1%	321,380	0%	307,436		279,964
	8,390,647	11%	7,417,604	11%	6,553,482	10%	5,706,199	10%
Taxes
Federal ( * *)	26,561,095	35%	21,410,192	32%	24,051,522	38%	18,178,989	32%
State	12,792,948	17%	12,019,558	19%	6,447,466	10%	6,479,982	11%
Municipal	103,066	0%	101,488	0%	60,558		66,395
Abroad ( ** )	2,569,632	4%	2,444,491	4%
	42,026,741	56%	35,975,729	55%	30,559,546	49%	24,725,366	43%

Financial institutions and suppliers
Interest, and exchange and monetary variations	5,011,765	7%	3,669,995	7%	3,242,811	5%	6,119,976	11%
Rental and affreightment expenses	3,298,598	4%	2,787,384	4%	6,665,198	11%	6,236,667	11%
	8,310,363	11%	6,457,379	11%	9,908,009	16%	12,356,643	22%
Shareholders
Interest on shareholders' equity	3,509,631	5%	2,632,223	4%	3,509,631	5%	2,632,223	4%
Dividends
Minority interest	112,381		2,915,008	4%
Retained earnings	12,511,634	17%	11,818,459	17%	12,418,449	20%	11,971,793	21%
	16,133,646	22%	17,365,690	25%	15,928,080	25%	14,604,016	25%

Added value distributed	74,861,397	100%	67,216,402	100%	62,949,117	100%	57,392,224	100%

( * ) Adjusted for comparison purposes.

( ** ) Includes government holdings.

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

35   Additional Information on Cash Flows

	R$ thousand
	Consolidated			Parent company
	Jan-Jun 2010	Jan-Jun 2009	(*)	Jan-Jun 2010	Jan-Jun 2009

Amounts paid and received during the year
Interest paid, net of the capitalized amount	2,773,280	3,065,624		1,892,034	2,135,895
Interest received on loans				489,649	1,942,825
Income tax and social contribution	3,262,134	5,159,914		2,345,534	4,187,834
Third party income tax withheld at source	1,314,315	2,451,317		1,253,442	2,246,915
		10,676,855		5,980,659	10,513,469
Investment and financing transactions not involving cash

Acquisition of property, plant and equipment on credit	7,379
Acquisition of contrtact property, plant and equipment with transfer of benefits, risks and control of assets		12,085		4,699,243	251,236
Formation of provision for dismantling of areas	77,291

 ( * ) Adjusted for comparison purposes.

36   Subsequent Events

Authorization for disclosure of the financial statements

The Company’s Board of Directors, in a meeting held on August 13, 2010, authorized the disclosure of these financial statements.

Special interest in the Barracuda and Caratinga Fields

On July 1, 2010, Petrobras received a notice of infraction, drawn up by the National Agency for Petroleum, Natural Gas and Biofuels (ANP), in the amount of R$ 221,968 thousand, on the pretence of a special interest in the Barracuda and Caratinga fields on account of amounts that would have been underpaid by the company during the period between the second quarter of 2005 and at the fourth quarter of 2009, due to the deduction of costs in supposed disagreement with ANP Ordinance 10/99. The estimated maximum exposure with interest and fine on arrears is R$ 412,084 thousand.

On July 15, 2010, Petrobras officially filed its defense with ANP and the position of its legal advisers is that the chance of loss is possible.

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

Resolution of the Special General Shareholders’ Meeting

On August 12, 2010, the Special General Shareholders’ Meeting decided on and approved the following matters:

a)    Ratify the engagement of the specialized company  PricewaterhouseCoopers Corporate Finance & Recovery Ltda. (PwC) for preparation of an appraisal report of 4 (four) series on Financial Treasury Bills (LFT) issued by the Federal Government (Report)  with maturity on September 7, 2014, March 7, 2015, September 7, 2015 and September 7, 2016 (LFT), to be used optionally by the shareholders of the Company to pay up the shares they subscribe in the environment of the public offering of the first distribution of shares of the Company to be made in  observance of Article 62 of the Company’s bylaws and in the terms of CVM Instruction 400 of December 29, 2003, as amended;

b)     Approve the criteria and methodologies for determining the value of the LFTs, as proposed by PwC in the draft of the Report (Appraisal Criteria); and

c)      Approve the delegation of powers to the Company’s Board of Directors to approve the Report, ratifying the definitive amount of each series of LFTs, as presented in the Report, through application of the Appraisal Criteria.

The Company further informs that the Federal Government abstained from voting on the matters subject to this Extraordinary General Meeting. Additionally, the shareholders were informed during the Meeting that the Minority Shareholder's Committee, comprised of Mr. Fabio Colletti Barbosa, Representative director of the common minority shareholders, Mr. Jorge Gerdau Johannpeter, Representative director of the preferred shareholders, and Mr. Ary Oswaldo Mattos Filho, external member and also independent, understands the LFT Valuation Criteria submitted for approval at the Meeting to be appropriate.

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

07.01 - COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

Net income

Petrobras posted net income of R$ 8,237 million in 2Q-2010, with an operating profit corresponding to 24% of the net operating revenue (25% in 1Q-2010).

R$ milliones
2nd Quarter					1st Half
			2Q10 X				2010(X)
1Q - 2010	2010	2009	1Q10		2010	2009	2009
			(%)				(%)

48,247	50,528	43,595	5	Gross Operating Revenues	98,775	83,578	18
36,952	38,914	33,687	5	Net Operating Revenues	75,866	64,159	18
9,088	9,353	10,744	3	Operating Profit (1)	18,441	18,373	0
115	(51)	(3,712)	(144)	Financial Result	64	(4,016)	(102)
993	1,408	2,297	42	Equity Balance	2,401	3,638	(34)
7,691	8,237	8,323	7	Net Income per Period	15,928	14,604	9
0.88	0.94	0.95	7	Net Income per Share	1,82	1,66	10
332,381	256,675	323,479	(23)	Market Value	256,675	323,479	(21)

(1)       Before financial income and expenses and equity accounting.

The main factors that contributed to the 9% increase in net income for the semester in relation to 1H-2009 were:

•         18% increase in net operating revenue as a result of:

✓  Increase in the average prices of petroleum exports, due to the higher international quotations for reference oil, a result of the improvement in the worldwide economic scenario, especially in the North American economy, in addition to the larger volume exported (22%).

✓  Increase in the volumes sold on the domestic market, especially diesel, due to the recovery of industrial activity and investment in the infrastructure, and gasoline, as a result of the expressive growth in the fleet of flex fuel vehicles, allied to the scarcity of alcohol on the market at the beginning of 2010.

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

07.01 - COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

•         28% increase in the costs of goods sold, as a result of the effect of the higher international quotations on expenditures with government holdings and with the importing of oil products. The greater participation of imported oil products, especially diesel and aviation kerosene, as well as the need to import gasoline also had an influence.

•         Increase in the following expenditures:

➢  Selling expenses (R$ 607 million), due to the increase of expenses for product storage and handling of natural gas of the gas pipelines belonging to the companies of the system, particularly for the Malhas Consortium and TBG (R$ 326 million), incurred through not using the contracted minimum capacity of the pipelines and terminals (ship or pay). There was also an increase in the allowance for doubtful accounts (R$ 140 million), especially for Brasil Ecodiesel Indústria e Comércio, in addition to expenses for storage of LNG in regasifier ships that entered into operation at the end of 2009 (R$ 136 million);

➢  Administrative and general expenses (R$ 119 million), a result of the greater expenditures with personnel (R$ 142 million), a result of the increase in the workforce and collective agreements, and higher charges (R$ 83 million), emphasizing the rental of the Ventura building as from June 2009.   These effects surpassed the decrease in third party  services (R$ 64 million), mainly data-processing, general services, consulting, auditing and technical services;

➢  Research and development (R$ 66 million), a result of the increase in the provision for the contracting of projects from institutions accredited by ANP (R$ 37 million), due to the increase in the prices of  petroleum and the consequent increase in the gross revenue, which is the basis for fixing the minimum investment in research, in addition to the higher expenditure for personnel (R$ 29 million), resulting from the increase in the workforce;

➢  Other operating expenses (R$ 752 million), due to the recording of provisions for contingencies to attend legal proceedings related to:  (i) a suit for losses and damages due to the cancellation of the transaction for assignment of excise tax (IPI) credit premium (R$ 459 million); (ii) a tax execution action related to the payment of  ICMS-RJ due on the P-36 platform (R$ 449 million); (iii) a suit filed by Consortium I.V.I. - Sade Vigesa, related to the effects of the “Cruzado Novo” plan on three ship building contracts (R$ 215 million), mitigated by lower expenses with idle capacity of thermoelectric power stations (R$ 160 million) and by the decrease in the provision for devaluation of inventories (R$ 154 million).

•         Positive effect of R$ 4,080 million in the financial results, basically on account of the decrease in the expenses with exchange variation, as a result of the appreciation of the final rate for the US dollar of 3.5% on the net assets. In 2009 there was depreciation of the final rate of the US dollar of 16.5% on the net assets.

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

07.01 - COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

•         Decrease of R$ 1,237million in the equity in earnings of subsidiaries, mainly due to the lower results presented by Downstream, Petroquisa, PNBV and Gaspetro.

Economic indexes

The business conducted by Petrobras in 1H-2010, presented a profit of R$ 23.4 billion  before financial results, earnings originating from corporate interests, taxes, depreciation and amortization (EBITDA),  an increase of R$ 0.4 billion  compared to  1H-2009.

	2nd Quarter			1st Half
1Q - 2010	2010	2009		2010	2009
42	39	47	Gross Margin (%)	40	45
25	24	32	Operating Margin (%)	24	29
21	21	25	Net Margin (%)	21	23
11,377	12,002	15,341	EBITDA – R$ million	23,379	23,023

The gross margin decreased 5 percentage points in relation to the same period of the previous year, due to the realization of higher average unit costs, an effect of the higher international quotations on expenses with government holdings and with the importing of oil products.

The operating margin decreased 5 percentage points in relation to the same period of the previous year on account of the lower gross margin.

The net margin decreased 2 percentage points in relation to 1H-2009, due to the decrease in the gross margin and the smaller interest in material investments, offset by the positive effect in the financial results.

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01.01 – IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01

14.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 - ITEM	01
02 - ISSUANCE ORDER NUMBER	1
03 - CVM REGISTRATION NUMBER
04 - DATE OF REGISTRATION WITH CVM
05 - DEBENTURE SERIES ISSUED	1
06 - ISSUE TYPE	SIMPLE
07 - NATURE OF ISSUE	PRIVATE
08 - ISSUE DATE	02/15/1998
09 - DUE DATE	02/15/2015
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	TJLP plus 2.5% p.a.
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)
14 - AMOUNT ISSUED (IN THOUSANDS OF REAIS)	430.000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	43.000
16 - DEBENTURES IN CIRCULATION (UNITS)	0
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT

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01.01 – IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01

14.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 - ITEM	02
02 - ISSUANCE ORDER NUMBER	2
03 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/035
04 - DATE OF REGISTRATION WITH CVM	08/30/2002
05 - DEBENTURE SERIES ISSUED	1
06 - ISSUE TYPE	SIMPLE
07 - NATURE OF ISSUE	PUBLIC
08 - ISSUE DATE	08/01/2002
09 - DUE DATE	08/01/2012
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	IGPM plus 11% p.a.
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)
14 - AMOUNT ISSUED (IN THOUSANDS OF REAIS)	750.000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	750.000
16 - DEBENTURES IN CIRCULATION (UNITS)	0
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT

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00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

01.01 – IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01

14.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 - ITEM	03
02 - ISSUANCE ORDER NUMBER	3
03 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/037
04 - DATE OF REGISTRATION WITH CVM	10/31/2002
05 - DEBENTURE SERIES ISSUED	1
06 - ISSUE TYPE	SIMPLE
07 - NATURE OF ISSUE	PUBLIC
08 - ISSUE DATE	10/04/2002
09 - DUE DATE	10/01/2010
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	IGPM plus 10.3% p.a.
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)
14 - AMOUNT ISSUED (IN THOUSANDS OF REAIS)	775.000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	775.000
16 - DEBENTURES IN CIRCULATION (UNITS)	0
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT

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Audit report

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01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (Taxpayers Record Number)
00951-2	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	DIRECTOR OF INVESTOR RELATIONS (BUSINESS ADDRESS)	1
01	04	GENERAL INFORMATION/ INDEPENDENT ACCOUNTANTS	1
01	05	CURRENT BREAKDOWN OF PAID-IN CAPITAL	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COPORATIONS/PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS	2
01	08	DIVIDENDS/INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE CURRENT QUARTER	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS DIRECTOR	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	6
03	01	STATEMENT OF INCOME FOR THE QUARTER	8
04	01	STATEMENT OF CASH FLOW	10
05	01	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2010 to 06/30/2010	12
05	02	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2010 to 06/30/2010	13
08	01	CONSOLIDATED BALANCE SHEET - ASSETS	14
08	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	16
09	01	CONSOLIDATED STATEMENT OF INCOME	18
10	01	CONSOLIDATED STATEMENT OF CASH FLOW	20
11	01	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2010 to 06/30/2010	22
11	02	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2010 to 06/30/2010	23
06	01	NOTES TO QUARTERLY INFORMATION	24
07	01	COMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	132
12	01	COMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	133
14	01	CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES	137
21	01	SPECIAL REVIEW REPORT - UNQUALIFIED	138

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.